Filed Pursuant to Rule 424(b)(4)
Registration No. 333-146785

17,150,000 American Depositary Shares

Agria Corporation

Representing 34,300,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Agria Corporation, or Agria. Agria is offering 12,000,000 ADSs, and the selling shareholder disclosed in this prospectus is offering an additional 5,150,000 ADSs. Each ADS represents two ordinary shares. Agria will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

Prior to this offering, there has been no public market for the ADSs of Agria. The initial public offering price is $16.50 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GRO.”

The underwriters have an option to purchase up to an additional 2,572,500 ADSs from Agria at the initial public offering price less the underwriting discount to cover over-allotments of ADSs.

Investing in the ADSs involves risks. See “Risk Factors” on page 12.

			Proceeds,
		Underwriting	Before	Proceeds, Before
	Price to	Discounts and	Expenses,	Expenses, to the
	Public	Commissions	to Agria	Selling Shareholder

Per ADS	$16.50	$1.155	$15.345	$15.345
Total	$282,975,000	$19,808,250	$184,140,000	$79,026,750

Delivery of the ADSs will be made on or about November 13, 2007.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

HSBC	Piper Jaffray	CIBC World Markets

The date of this prospectus is November 6, 2007

agria

A fast-growing

China-based agri-solutions provider

Diversified Product Portfolio

Extensive Distribution Network

Strong Research & Development Capabilities

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until December 1, 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. We urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before making an investment decision.

Our Company

We are a fast-growing China-based agri-solutions provider engaged in research and development, production and sale of upstream agricultural products. We currently offer corn seeds, sheep breeding products and seedling products. Our goal is to become a leading provider of a variety of agricultural upstream products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture products such as animal feed, mutton and wool. We have experienced substantial growth in revenues and profitability in recent years. Our total revenues increased from RMB152.3 million in 2004 to RMB489.7 million ($64.3 million) in 2006, representing a compound annual growth rate, or CAGR, of 79.3%. Our net income increased from RMB57.8 million in 2004 to RMB253.9 million ($33.4 million) in 2006, representing a CAGR of 109.6%. In the six months ended June 30, 2007, we generated total revenues of RMB279.4 million ($36.7 million) and net income of RMB143.4 million ($18.8 million). In 2006, we achieved gross margins of 41.1%, 72.9% and 79.7% from our corn seed, sheep breeding and seedling segments, respectively, while revenues from our corn seeds, sheep breeding and seedling segments accounted for 50.2%, 39.4% and 10.4%, respectively, of our total revenues. In the six months ended June 30, 2007, revenues from our corn seeds, sheep breeding and seedling segments accounted for 47.9%, 39.6% and 12.5%, respectively, of our total revenues.

We have access to approximately 27,000 acres of farmland in seven provinces primarily through contractual arrangements, of which approximately 23,000 acres are used for production of our corn seeds, approximately 3,700 acres are used for our sheep farming and breeding activities and the remainder are used for our seedling production and research and development activities. The farmland to which we have access increased from approximately 5,000 acres as of December 31, 2004 to approximately 27,000 acres as of June 30, 2007. We own approximately 17,000 sheep consisting of nine types of purebred breeder sheep and our self-developed Primalights III hybrid sheep. In addition to our Primalights III hybrid sheep, we sell sheep breeding products which include frozen sheep semen, sheep embryos and breeder sheep. In 2006, we sold approximately 31,100 tonnes of corn seeds, 20.5 million straws of frozen sheep semen, 8,250 sheep embryos, 4,620 breeder sheep, 26,100 Primalights III hybrid sheep and a total of 21.6 million seedlings. In the six months ended June 30, 2007, we sold approximately 14,400 tonnes of corn seeds, 10.6 million straws of frozen sheep semen, 4,980 sheep embryos, 1,760 breeder sheep, 14,400 Primalights III hybrid sheep and a total of 11.6 million seedlings.

We grow corn seed products in seven provinces in China through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package corn seed products and then sell them to local and regional distributors. We produce sheep breeding products in five breeding bases located in Shanxi province and sell these products primarily to government-operated breed improvement and reproductive stations, or BIRS, breeding companies and other sheep reproductive stations and farms. Our corn seed and sheep breeding products are ultimately sold to and used by farmers in 14 provinces in China. We produce blackberry, raspberry and date seedlings and sell them directly to end users, such as municipal agencies and seedling companies. We also produce white bark pine seedlings for urban greenery.

We sell both proprietary and non-proprietary agricultural products. Our proprietary products are sold under our Primalights III brand, which we believe is a well-recognized brand among our customers and end users. We provide four proprietary strains of Primalights III corn seeds with different characteristics, such as high yield, disease resistance, drought resistance, high starch, and stress tolerance, to fit various climate zones in China. Sales of our proprietary corn seeds collectively accounted for approximately 55.8% and 64.6% of our total corn seed revenues in 2006 and the six months ended June 30, 2007, respectively. We have developed

Primalights III hybrid sheep to meet the needs of our target markets in China. Primalights III hybrid sheep are a cross between certain high-fleshing foreign breeds and an adaptable and prevalent Chinese breed. Our research and development team works both independently and with agricultural, animal husbandry and forestry research and academic institutions in China to improve our existing products and to develop new ones. We will continue to engage in research and development across all three business segments to optimize our growing and production processes and to develop high-quality and commercially viable products.

Industry Background

China’s agricultural industry has grown substantially in recent years, driven by the growth of China’s overall economy. China’s agricultural output totaled RMB2,155 billion in 2006, accounting for 10.3% of China’s gross domestic product and representing a CAGR of 8.3% from 2001 to 2006, according to the National Bureau of Statistics of China. We believe that China’s agricultural industry will continue to grow since it remains at an early stage of modernization, with significant manual labor and lower usage of advanced machinery and irrigation than that of developed economies.

According to China Agriculture Yearbook 2006, China was the world’s second largest producer of corn, contributing approximately 19% of global corn production in 2005. As China’s economy continues to grow, demand for corn for animal feed and human dietary consumption is expected to increase. To meet the increasing demand for corn and to compete successfully with imported corn products, we believe Chinese farmers may be inclined to utilize better production methods, including utilizing hybrid corn seeds, to increase output and to improve the quality and attributes of their corn products. This in turn may lead to increasing demand for hybrid corn seeds with multiple attributes specifically developed for various climate zones in China.

In 2005, China had approximately 171 million sheep, the largest flock of any country in the world according to the Food and Agriculture Organization of the United Nations, or FAOSTAT, and consumed more mutton and wool than any other country, according to FAOSTAT and the International Wool Trade Organization. Rising affluence in China has led to increased meat consumption and production. Mutton production increased from 2.74 million tonnes in 2000 to 4.36 million tonnes in 2005, representing a CAGR of 9.7%. Mutton consumption, as a percentage of total meat consumption, increased from 4.2% in 2000 to 6.4% in 2005. Compared to sheep/goat flocks in developed countries, the sheep/goat flocks in China generally produce lower quality and quantities of wool and meat. As a result, China has been improving the quality of its sheep flock, which creates significant internal demand for breeder sheep, cost-effective production of related products and relevant scientific research.

Rapid urbanization, rising affluence and deteriorating environmental conditions in China have increased the need and desire for tree planting. New trees planted in China must be cultivated from seedlings since the China Forestry Bureau forbids the transplanting of natural forest. Increased disposable income of Chinese consumers and increasing recognition of the nutritional benefits of fruit berries have driven the demand for fruit berries in China. With its diverse geography and relatively low labor costs, China is well suited for the production of fruit berry trees as these trees can grow on land that is not suitable for other crops and fruit berry production is labor intensive.

Our Strengths and Strategies

We believe that the following strengths have contributed to our current market position:

•	fast-growing China-based agri-solutions provider;

•	a diversified portfolio of commercially successful products;

•	strategic locations and extensive local knowledge and experience;

•	strong marketing and customer support and extensive distribution network;

•	effective operations management and quality control system;

•	strong research and development capabilities; and

•	an experienced management team and skilled staff.

Our goal is to become a leading upstream provider of a variety of agricultural products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture products such as animal feed, mutton and wool. We intend to achieve our goal by implementing the following strategies:

•	increase our product sales in existing and new geographic markets;

•	expand the variety of our products;

•	expand our research and development capabilities; and

•	selectively pursue strategic acquisitions and alliances and expand into new agricultural sectors.

Our Risks and Challenges

Our ability to achieve our goal and implement our strategies is subject to risks and uncertainties, including the following:

•	our limited operating history makes it difficult to evaluate our future prospects and results of operations;

•	natural or man-made disasters could damage our seed production, which would cause us to suffer production losses and a material reduction of our revenues;

•	outbreaks of disease in livestock and/or food scares in China would materially and adversely affect our sheep breeding business;

•	we primarily rely on arrangements with village collectives to produce our corn seed products, and if we are unable to continue these arrangements or enter into new arrangements with other village collectives to increase our production, our total land acreage devoted to corn seed production may decrease and our growth may be inhibited;

•	our growth prospects may be materially and adversely affected if we are unable to continue to develop or acquire products to meet the demands of Chinese farmers or to produce our existing products in sufficient quantities; and

•	one or more of our distributors may engage in activities that are harmful to our brand and to our business.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks.

Corporate History and Structure

We conduct substantially all of our operations in China through our contractual arrangements with our consolidated affiliated entity, Primalights III Agriculture Development Co., Ltd., or P3A, and our wholly-owned subsidiary in China, Aero-Biotech Science & Technology Co., Ltd., or Agria China. We commenced operations in January 2004 by acquiring the business of P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Aero-Biotech Group Limited, or Aero-Biotech, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities. In preparation of this offering, we incorporated Agria Corporation under the laws of the Cayman Islands in May 2007 as our proposed listing vehicle. Agria Corporation became the holding company of Aero-Biotech in June 2007 when all of the shareholders of Aero-Biotech exchanged their shares in Aero-Biotech for shares of Agria Corporation on a pro rata basis.

The following diagram illustrates our corporate structure as of September 30, 2007:

PRC law currently prohibits a foreign entity or person from owning over 50% of any seed development and production business in China. We conduct our corn seed, sheep breeding and seedling businesses through contractual agreements with our consolidated affiliated entity, P3A, which holds the requisite licenses and permits for these businesses. Our contractual arrangements with P3A and its shareholders enable us to:

•	exercise effective control over P3A;

•	receive substantially all of the earnings and other economic benefits from P3A to the extent permissible under PRC law in consideration for the services provided by Agria China; and

•	have an exclusive option to purchase all or part of the equity interests in P3A in each case when and to the extent permitted by PRC law.

Corporate Information

Our principal executive offices are located at Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancun, Haidian District, Beijing 100081, People’s Republic of China. Our telephone number at this address is +(8610) 6210-9288. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is expected to be www.agriacorp.com. The information contained on our website is not a part of this prospectus.

Conventions That Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to an additional 2,572,500 ADSs representing 5,145,000 ordinary shares;

•	conversion of all outstanding preferred shares into ordinary shares immediately prior to the closing of this offering; and

•	all share and per share data have been adjusted to reflect a 10,000-for-1 share split of our ordinary shares and our preferred shares that became effective on August 15, 2007.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Agria” refer to Agria Corporation, a Cayman Islands company, and its predecessor entities, subsidiaries and consolidated affiliated entity;

•	“P3A” refers to our consolidated affiliated entity, Primalights III Agriculture Development Co., Ltd., which is a limited liability company established in China;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, and “preferred shares” refers to our series A redeemable convertible preferred shares;

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” are to the legal currency of the United States;

•	“breeder sheep” refers to pure breed sheep that are used primarily in rapid reproduction or artificial reproduction methods to spread desired genes widely in a flock and have received official variety recognition in China or another country; and

•	“upstream” refers to the production and sale of agricultural products (e.g., seeds, sheep semen and sheep embryos) to be used by other participants in the agricultural industry to produce other agricultural products, such as corn and sheep, which in turn are used to manufacture products, such as animal feed, mutton and wool.

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase up to an additional 2,572,500 ADSs from us in the offering, unless otherwise indicated.

Offering price	$16.50 per ADS.

ADSs offered by us	12,000,000 ADSs.

ADSs offered by the selling shareholder	5,150,000 ADSs.

ADSs outstanding immediately after this offering	17,150,000 ADSs.

Ordinary shares outstanding immediately after this offering	126,400,000 shares.

The ADSs	Each ADS represents two ordinary shares, par value $0.0000001 per share.

• The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

• If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

• We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 2,572,500 ADSs.

Use of proceeds	Our net proceeds from this offering will be approximately $178.8 million. We plan to use the net proceeds we receive from this offering to fund capital expenditures and expansion of our production capacity and our research and development capability, and for other general corporate purposes, including funding potential strategic acquisitions. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

Lock-up	We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and existing shareholders and option holders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Shares Eligible For Future Sale” and “Underwriting.”

Listing	Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GRO.” Our ADSs and shares will not be listed on any other exchange or traded on any automated quotation system.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 1,300,000 ADSs to our directors, officers, employees, business associates and related persons through a directed share program.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	The Bank of New York.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes the conversion of all outstanding preferred shares into 2,400,000 ordinary shares immediately prior to the completion of this offering;

•	assumes the underwriter’s over-allotment option is not exercised;

•	excludes 7,500,000 ordinary shares issuable upon exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$2.912 per share; and

•	excludes ordinary shares reserved for future issuances under our 2007 share incentive plan.

Our Summary Consolidated Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future periods.

The following summary consolidated financial information (except for earnings per ADS) has been derived from our consolidated financial statements as of December 31, 2005 and 2006 and as of June 30, 2007 and for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 included elsewhere in this prospectus. Our consolidated balance sheets as of December 31, 2005 and 2006, and the related consolidated statements of operation, cash flows and changes in shareholders’ equity for each of the years ended 2004, 2005 and 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, and have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and our consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)

Consolidated Statement of Operations Data:
Revenues
Corn seeds	48,560	245,601	245,634	32,269	142,126	133,853	17,584
Sheep breeding	92,904	119,468	193,054	25,362	97,518	110,599	14,530
Seedlings	10,820	19,020	51,015	6,702	29,594	34,955	4,592

Total revenues	152,284	384,089	489,703	64,333	269,238	279,407	36,706

Cost of revenues
Corn seeds	(33,311)	(147,723)	(144,730)	(19,013)	(81,378)	(80,395)	(10,562)
Sheep breeding	(31,196)	(37,716)	(52,287)	(6,869)	(26,629)	(30,543)	(4,012)
Seedlings	(9,053)	(5,932)	(10,357)	(1,361)	(4,212)	(10,679)	(1,403)

Total cost of revenues	(73,560)	(191,371)	(207,374)	(27,243)	(112,219)	(121,617)	(15,977)

Gross profit	78,724	192,718	282,329	37,090	157,019	157,790	20,729
Operating expenses	(16,635)	(18,372)	(25,169)	(3,306)	(13,610)	(12,524)	(1,646)

Operating profit	62,089	174,346	257,160	33,784	143,409	145,266	19,083

Income before income tax	57,772	169,080	253,903	33,356	142,110	143,351	18,832

Net income	57,772	169,080	253,903	33,356	142,110	143,351	18,832

Earnings per ordinary share
Basic	0.58	1.69	2.54	0.33	1.42	1.43	0.19
Diluted	0.58	1.69	2.54	0.33	1.42	1.43	0.19
Earnings per ADS(1)
Basic	1.16	3.38	5.08	0.66	2.84	2.86	0.38
Diluted	1.16	3.38	5.08	0.66	2.84	2.86	0.38
Weighted average number of ordinary shares used in per share calculations:
Basic	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,119,337	100,119,337
Pro forma earnings per share:(2)
—Basic and diluted on an as converted basis	—	—	RMB2.48	US$0.33	—	RMB1.40	US$0.18

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)

Weighted average number of ordinary shares outstanding used in computation of pro forma basic and diluted earnings per share	—	—	102,400,000	102,400,000	—	102,400,000	102,400,000

(1)	Each ADS represents two ordinary shares.

(2)	The pro forma earnings per share are calculated based on an assumption that the conversion of 2,400,000 Series A convertible redeemable preferred shares outstanding as of June 30, 2007 into the same number of ordinary shares had occurred on January 1, 2006 and 2007.

	As of December 31,		As of June 30,
	2006		2007
	RMB	$	RMB	$
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	42,782	5,620	325,562	42,770
Accounts receivable	156,440	20,552	166,954	21,933
Total assets	490,476	64,434	871,500	114,490
Total current liabilities	127,344	16,729	344,636	45,275
Series A Redeemable convertible preferred shares	—	—	65,111	8,555
Redeemable ordinary shares	—	—	155,928	20,484
Total shareholders’ equity	354,136	46,523	296,829	38,994

RISK FACTORS

Investing in our ordinary shares and ADSs involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus before making an investment decision. The trading prices of our ADSs could decline due to any of these risks or other factors and you may lose all or a part of your investment.

Risks Relating to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Our consolidated affiliated entity, P3A, commenced operations in 2000 and first achieved profitability in 2002. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in the highly fragmented agricultural industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our competitive position in China and compete in each of our business segments with Chinese and international companies, many of which have longer operating histories and greater financial resources than us;

•	continue to offer commercially successful products to attract and retain a larger base of direct customers and ultimate users;

•	retain access to the farmland we currently use for production of our products and obtain access to additional farmland for expansion;

•	continue our existing arrangements with village collectives that grow our corn seed products and enter into new arrangements with additional village collectives;

•	maintain effective control of our costs and expenses; and

•	retain our management and skilled technical staff and recruit additional key employees.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Natural or man-made disasters could damage our seed production, which would cause us to suffer losses of production and a material reduction of revenues.

We produce corn seeds through a network of approximately 54 village collectives and seed production companies that plant crops and harvest seeds for us on a contract basis. The sources of supply for our seeds are highly diverse but invariably subject to the risks associated with growing crops, including natural disasters such as drought, pestilence, plant diseases and insect infestations, and man-made disasters such as environmental contamination. Other man-made incidents may damage our products, such as arson or other acts that may adversely affect our corn seed inventory in the winter storage season. Furthermore, natural or man-made disasters may cause farmers to migrate from the farmland, which would decrease the number of end users of our products. We are particularly susceptible to disasters or other incidents in Shanxi province, where we have the greatest concentration of our operations. In the event of a widespread failure of a seed crop, we would likely sustain substantial loss of revenues and suffer substantial operating losses. We do not have insurance to protect against such a risk and we are not aware of the availability of any such insurance in China.

An outbreak of disease in livestock and/or food scares in China would materially and adversely affect our sheep breeding business.

Any major outbreak of disease in livestock in China, such as foot and mouth disease, is likely to result in significant disruptions to our business operations. A major epidemic within our farms, the onset of diseases and the preventive culling of our livestock could result in considerable losses to our flocks, which would materially and adversely affect our business and our profitability. Adverse publicity and concerns resulting from an outbreak of diseases in livestock may discourage consumers from purchasing mutton or related products. Such a reduction in demand would adversely impact our financial performance, regardless of whether our livestock has been directly affected by any disease.

We primarily rely on arrangements with village collectives to produce our corn seed products. If we were unable to continue these arrangements or enter into new arrangements with other village collectives, our total land acreage devoted to corn seed production would decrease and our growth would be inhibited.

We have access to approximately 27,000 acres of farmland in seven provinces mainly through contractual arrangements with village collectives. As we are legally prohibited from owning farmland, we typically lease the land owned by a village collective and enter into a seed production agreement with that village collective. These leases typically are twelve years in length, while the contracts to produce corn are typically one year in length, covering one growing season. In the event that prices for other crops increase, these village collectives may decide to farm other crops in breach of our leases and seed production agreements with them, or following expiration of our leases, lease the land to our competitors or others. If the land policy changes so that we are unable to continue to lease the land, if a significant number of village collectives refuse to lease the land to us at the expiration of their current leases, or if we are unable to find new villages collectives willing to lease their land to us and produce corn seeds for us, our business and results of operations would be materially and adversely affected. Any of these disruptions could materially and adversely affect our supply of corn seeds and our revenues. Such disruptions could also damage distributor relationships and farmer loyalty if we cannot supply them with the quantities and varieties of seeds that they expect. Moreover, due to competition for land suitable for leasing, we may be unable to lease the same land or other land at commercially reasonable prices. In the event that we have to pay more for leased land or are unable to lease sufficient land, our results of operations may be materially and adversely affected.

If our rights to lease land from village collectives were subject to a dispute, or if their legality or validity were challenged, our operations could be disrupted.

PRC law provides for the registration of land ownership and land-use rights and for the issuance of certificates evidencing land ownership or the right to use land. See “Regulation — Land Use Rights.” However, the administrative system for registration of land ownership and land-use rights is not well-developed in rural areas where most of our corn seed production bases are located. As a result, we are generally not able to verify through the land registry system the ownership or land-use rights of the parties from whom we have leased land. Despite our efforts to obtain representations from the village collectives that they own the land, possess land-use rights or have the right to sub-contract the land-use right on behalf of the holder of such rights, there is nevertheless a risk that they have not legally and validly granted the right to use the land to us. Moreover, there is a risk that the village collectives will, in breach of the terms of the applicable leases, enter into leases with other third parties in respect of land-use rights which they have previously granted to us, or that they have not entered into leases with third parties before entering into leases with us.

In addition, under PRC law, if a village collective plans to enter into a lease with a party that does not belong to the collective, the contract must first be approved by at least two thirds of the members of the village assembly or representatives of the villagers. The lease must then be submitted to the township government for approval before it becomes effective. There is a risk that the village collectives with which we have entered into leases, and which have generally advised us that the required village assembly meetings were convened and the leases were approved by the township government, have in fact not undertaken all required actions prior to entering into leases with us.

There is a risk that the legality or validity of our leases will be subject to dispute or challenge in the future. If our leases become subject to a dispute or challenge, our operations on such land could be suspended and we could lose our rights to use such land which would in turn reduce the amount of corn seeds we are able to sell, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to develop or acquire new products or to produce our existing products in sufficient quantities.

The majority of our products are upstream products ultimately used by farmers in China. The profitability of our business depends on sustained and recurring orders from our direct customers, which include distributors, BIRS and other intermediaries. Reorder rates are uncertain due to several factors, many of which are beyond our control. These include changing customer preferences, competitive price pressures, our failure to develop new products to meet the evolving demands of farmers in China, the development of higher-quality products by our competitors, and general economic conditions. If we are unable to develop or acquire additional products that meet the demands of farmers in China, if our competitors develop products that are favored by farmers in China, or if we are unable to produce our existing products in sufficient quantities, our growth prospects may be materially and adversely affected and our revenues and profitability may decline.

One or more of our distributors could engage in activities that are harmful to our brand and to our business.

In provinces outside Shanxi, our corn seed products are sold primarily through distributors, and those distributors are responsible for ensuring that our products have the appropriate licenses to be sold to farmers in those provinces. If those distributors do not apply for and receive the appropriate licenses, their sales of our products in those provinces may be illegal, and we may be subject to government sanctions, including confiscation of illegal revenues and a fine of between two and three times the amount of such illegal revenues. Unlicensed sales in a province may also cause a delay for our other distributors in receiving a license from the authorities for that province, which could further adversely impact our sales in that province. In addition, distributors may sell our products under another brand that is licensed in a particular province if our product is not licensed there. If our products are sold under another brand, the purchasers will not be aware of our brand name, and we will be unable to cross-market other corn seed varieties or other products as effectively to these purchasers. Moreover, our ability to provide appropriate customer service to these purchasers will be negatively affected, and we may be unable to develop our local knowledge of the needs of these purchasers and their environment. Furthermore, if any of our distributors sell inferior corn seeds produced by other companies under our brand name, our brand and reputation could be harmed, which could make marketing of our branded corn seeds more difficult.

Our plans to increase our production capacity and expand into new markets may not be successful, which could adversely affect our operating results.

We plan to further our expansion efforts with increased production of existing products and new corn seed, sheep breeding and seedling products. This expansion has placed and will continue to place, substantial demands on our managerial, operational, technological and other resources. If we fail to manage the growth of our product offerings, operations and distribution channels effectively and efficiently, we could suffer a material and adverse effect on our operations and our ability to capitalize on new business opportunities, either of which could materially and adversely affect our operating results.

As part of our growth, we intend to expand the geographic areas in which our products are sold. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be adversely affected.

It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical rates. Our operating results in future quarters may fall below expectations. The industry in which we operate is seasonal in nature. For example, the vast majority of our corn seed sales take place between October and May. The sales of most of our sheep breeding products occurs in the spring season from March to June and the fall season from August to November and the majority of our seedling products are sold mainly in the spring season from March to June and in the fall season from September to October. As a result, if we are unable to generate sufficient working capital from our cash flow from operations and working capital facilities, we may encounter liquidity difficulties during the period of July and August, which may have a material and adverse effect on our operations. The seasonal nature of our business causes our operating results to fluctuate from quarter to quarter. Any unexpected seasonal or other fluctuations could cause the price of our ADSs to fall. As a result, you may not be able to rely on comparisons of our quarterly operating results as an indication of our future performance.

In addition, the future sustainability and growth of our profits depend on our ability to secure sufficient orders from customers. An adverse change in market conditions may have material and adverse effects on our operating results if we cannot adjust our operating and marketing strategy to respond to such changes. Our results of operations may be materially and adversely affected by reduced orders and profit margins in the event of a slowdown in market demand, an increase in business competition, a decrease in government subsidies to farmers, increased costs, or for other reasons. As such, there is a risk that we will not be able to continue to maintain a similar level of profits.

Our financial results are sensitive to fluctuations in market prices of the products that we offer; in recent years, prices of our corn seed and breeder sheep in China have been declining.

The profitability of our operations is affected by the selling prices of our products. We benchmark the prices of our proprietary corn seed against the prevailing domestic market prices of corn seed of similar quality and attributes, and set the prices of the breeder sheep that we sell at prices comparable to similar breeder sheep in China. Historically, prices of corn seed, breeder sheep and other agricultural products in China have been volatile, primarily due to fluctuations in supply and demand. In the past three years, prices of our corn seed and breeder sheep in China have been declining. If the prices for such products continue to decline in the future, and we are unable sell more products and/or reduce our cost of sales, our revenues will decrease and our profitability will be adversely affected.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. Other than automobile insurance on certain vehicles and property and casualty insurance on some of our assets, we do not have insurance coverage on our other assets or inventories and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

The agricultural market in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify within the sector. We face significant competition in our corn seed and sheep breeding lines of business. Many of our competitors have greater financial, research and development and other resources than we have. Competition may also develop from consolidation or other market forces within the corn seed industry in China, and the privatization of corn seed producers that are currently operated by the local governments in China. According to the Opinion on Enhancement of Market Supervision regarding Seed Administration Reform issued by the General Office of the PRC State Council in May 2006, the agricultural administrative offices of local government were required to separate their governmental administrative functions from seed production activities by the end of June 2007 and, therefore, there may be more privately-owned seed companies in the future. Our competitors may be better able to take advantage of industry consolidation and acquisition opportunities than us. The reform and restructuring of state-owned equity in seed enterprises will likely lead to the reallocation of market share in the seed industry, and our competitors may increase their market share by participating in the restructuring of the state-owned seed companies. Such privatization would likely mean that these producers will need to develop more efficient and commercially viable business models in order to survive. In addition, the PRC government currently restricts foreign ownership of any domestic seed development and production business to no more than 50%. When and if such restrictions are lifted, multinational corporations engaged in the seed business may expand into the agricultural market in China. These companies have significantly greater financial, technological and other resources than us and may become our major competitors in China. As competition intensifies, our margins may be compressed by more competitive pricing in the short term and may continue to be compressed in the long term and we may lose our market share and experience a reduction in our revenues and profit.

If we are unable to estimate farmers’ future needs accurately and to match our production to the demand of our direct customers, our business, financial condition and results of operations may be materially and adversely affected.

Due to the nature of the corn seed industry, we normally produce seeds according to our production plan before we sell and deliver corn seeds to distributors, which are our direct customers. Chinese farmers, the end users of our corn seed, generally make purchasing decisions for our products based on market prices, economic and weather conditions and other factors that we and our distributors may not be able to anticipate accurately in advance. If we fail to accurately estimate the volume and types of products sought by farmers, we may produce more seeds that are not in demand by our distributors resulting in aged seeds. In the event we decide not to sell the aged seeds due to our concerns about the quality of these seeds, the aged inventory could eventually be sold as corn for end uses at greatly reduced prices than seeds. Aged inventory could result in asset impairment, in which case we would suffer a loss and incur an increase in our operating expenses. On the other hand, if we underestimate demand, we may not able to satisfy our distributors’ demand for corn seeds, and thus damage our customer relations and end-user loyalty. Our failure to estimate farmers’ future needs and to match our production to the demand of our direct customers may materially and adversely affect our business, financial condition and results of operations.

If we are not able to recover all of the advances paid to contracted village collectives or if a substantial number of our customers fail to pay for our products, our liquidity and financial condition may be materially and adversely affected.

We provide advances to the contracted village collectives which grow corn seeds for us in return for their purchase of fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the purchase prices payable to the village collectives. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances paid to the village collectives and our financial condition may be materially and adversely affected.

Our sales contracts provide for upfront payments, which may be up to 100% of the purchase price, depending upon the payment history and creditworthiness of each customer, with the balance due within 180 days of delivery. As a result, some of our customers have 180 days’ credit to pay after we deliver our corn seeds. These customers may not have ready access to further sources of credit and therefore may have limited ability to withstand economic downturns. The lack of credit could prevent them from fulfilling their purchasing commitments with us, which in turn may cause liquidity issues for us and materially and adversely affect our liquidity and financial condition.

The resources we devote to research and development may not result in commercially viable or competitive products.

Our success depends in part on our ability to develop new products. Research and development in the corn seed, sheep breeding and seedling industries is generally expensive and prolonged. For example, seed development takes at least five years, as measured from selection of the variety of seed for product development to launch of a new corn seed product on the market. Due to the uncertainties and complexities associated with seed and biotechnological research, corn seed products under development may not survive the development process, may not ultimately be commercially viable, and/or may not pass government testing in the relevant provinces. As a further example, a new breed of sheep takes at least several generations to stabilize. Our proprietary locally-bred sheep breed, the Primalights III hybrid sheep, is close to stabilization which will qualify it for application eligibility as a new breed in China, and we expect to apply for official variety recognition when our Primalights III hybrid sheep becomes eligible for application. We have not yet begun the application process to apply for the title of official breeder sheep, and it may take several years to complete and/or may not be successful. In addition, we have significantly less financial resources than many of our international competitors. If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers, or do not pass government testing, our results of operations may be materially and adversely affected.

We may be subject to intellectual property rights claims or other claims in the future which could result in substantial costs and diversion of our financial and management resources away from our business.

We are subject to the risk that the products, technology and processes that we have developed in collaboration with institutes and universities infringe or will infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future products, which could result in substantial costs and diversion of our management resources and attention even if we prevail in contesting such claims. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products and be forced to pay fines and damages, any of which could materially and adversely affect our business and results of operations.

Our failure to protect our intellectual property rights may undermine our competitive position, and legal action to protect our intellectual property rights may be costly and divert our management resources.

We rely primarily on trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. These afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Preventing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There is a risk that the outcome of such potential litigation will not be in our favor. Such litigation may be costly and may divert management attention as well as expend other resources which could otherwise have been devoted to our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing may have a material adverse effect on our business, results of operations and financial condition.

Historically, implementation of PRC intellectual property-related laws has been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, which increases the risk that we may not be able to adequately protect our intellectual property.

Our rights to some of the technologies used in our sheep breeding business and developed through collaborations with Shanxi Agriculture University are limited in scope. If we are unable to continue commercialization of our intellectual property, our sheep breeding business could suffer, which could materially and adversely affect our results of operations.

We cooperate with Shanxi Agriculture University in research and development for our sheep breeding business. Under a number of our agreements with Shanxi Agriculture University, the university holds the rights to claim authorship on the technological achievements and the rights “to apply for awards” for the technologies developed. We have the exclusive right to use, further develop and commercialize these technologies developed by Shanxi Agriculture University under these agreements. If Shanxi Agriculture University were to dispute our exclusive rights to use, further develop and commercialize these technologies, we may lose our ability to continue to employ such technologies in our sheep breeding business. If this were to occur, our sheep breeding operations could suffer and our results of operations could be adversely affected.

Our senior management team has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our recent restructuring and additions to our corporate management team, certain of our senior management have worked together at our company for only a short period of time. For example, our chief financial officer joined us in February 2007, our chief technology officer joined us in May 2007, and our co-chief executive officer Kenneth Hua Huang joined us in July 2007. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. In addition, we may not be able to successfully execute our plan to recruit qualified candidates with substantial experience in the global agricultural industry to join our senior management team in the future. Even if we are able to recruit qualified senior management personnel, such new senior management personnel may not be able to work with our existing management to effectively execute our growth strategy and address future challenges to our business.

Our business depends substantially on the continuing efforts of our management, and our business may be severely disrupted if we lose their services.

Our future success depends significantly upon the continued services of our management, especially in the case of our primary operating entity, P3A. We rely on our management’s experience in product development, business operations, and sales and marketing, and on their relationships with distributors and relevant government authorities. If one or more of our key management personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. The loss of the services of our key management personnel, in the absence of suitable replacements, could have a material adverse effect on our operations and financial condition, and we may incur additional expenses to recruit and train personnel. Each member of our management team has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If disputes arise between our management and us in light of the uncertainties within the PRC legal system, there is a risk that some of the provisions of these agreements may not be enforced or enforceable in China, where our managers reside and hold most of their assets.

We may not possess all the licenses required to operate our business, or may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which could have a material adverse effect on our results of operations.

We are required to hold a variety of permits and licenses to conduct our corn seed business, sheep breeding and seedling businesses in China. We may not possess all the permits and licenses required for each of our business segments. In addition, there may be circumstances under which the approvals, permits or licenses granted by the governmental agencies are subject to change without substantial advance notice, and it is possible that we could fail to obtain the approvals, permits or licenses that are required to expand our business as we intend. Two permits held by P3A for production and business operations of breeding livestock and poultry, or Husbandry Permits, have expired and we are currently in the process of obtaining the renewals from the department authorized by the State Council. If we fail to obtain or to maintain such permits or licenses or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, result of operations and financial condition could be materially and adversely affected.

If the sale of our self-developed Primalights III hybrid sheep is considered by relevant government authorities to constitute the sale of breeder sheep, we may be ordered to stop selling Primalights III hybrid sheep and be subject to other penalties.

We sell breeder sheep as well as our self-developed Primalights III hybrid sheep to our customers. We expect that we will be eligible to apply for new breed status for our Primalights III hybrid sheep in the near future. According to the PRC Animal Husbandry Law, which became effective on July 1, 2006, any new variety of livestock is subject to examination and approval by the National Commission for Livestock and Poultry Genetic Resources and can be marketed and sold as a new variety only after the variety is approved and announced by the Ministry of Agriculture. Before obtaining such approval, we are not allowed to market or sell Primalights III hybrid sheep as breeder sheep, but only as ordinary hybrid sheep. According to informal inquiries with relevant PRC authorities, we do not need to acquire additional licenses if we only sell ordinary hybrid sheep. In the past, we sold our Primalights III hybrid sheep together with our breeder sheep under our form contract for breeder sheep, and farmers may use our Primalights III hybrid sheep to breed sheep. Under applicable PRC law, if any person sells any kind of livestock as a new variety before obtaining necessary approval, such person may be ordered to stop selling the livestock and pay a fine up to three times the proceeds received from prior illegal sales, and all the proceeds received from prior illegal sales may be confiscated. In 2006, sales of our Primalights III hybrid sheep accounted for 9.0% of our total revenues. If our sale of Primalights III hybrid sheep is considered by the relevant government authority to be a sale of breeder sheep, we may be ordered to stop selling them, be subject to confiscation of the livestock and the illegal gains or have additional fines imposed, all of which may have a material and adverse effect on our business.

We may be subject to product quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims and, if determined adversely to us, could require us to pay significant damage awards.

In addition to the genetic traits and the quality of our products, the performance of our corn seeds depends on climate, geographical areas, cultivation method, farmers’ degree of knowledge and other factors. At the same time, the viability of some farmland in China has deteriorated due to toxic and hazardous materials from farmers’ overuse of herbicides. Moreover, different production methods of corn seeds might result in inconsistent quality of corn seeds. These factors are beyond our control and can result in sub-optimal production yields. However, farmers generally attribute sub-optimal production yields to poor seed quality.

We may be subject to legal proceedings and claims from time to time relating to our seed quality. The defense of these proceedings and claims could be both costly and time-consuming and significantly divert the efforts and resources of our management personnel. An adverse determination in any such proceedings could subject us to significant liability. In addition, any such proceeding, even if ultimately determined in our favor, could damage our market reputation and prevent us from maintaining or increasing sales and market share. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase of our products.

Corn seed prices and sales volumes may decrease in any given year with a corresponding reduction in sales, margins and profitability.

During most of our limited operating history, the corn seed market has been stable in China. In the future, there may be periods of instability during which commodity prices and sales volumes may fluctuate greatly. Commodities can be affected by general economic conditions, weather, disease outbreaks and factors affecting demand, such as availability of financing, competition and trade restrictions. Our attempts to differentiate our products from those of other corn seed producers have not prevented the corn seed market from having the characteristics of a commodity market. As a result, the price that we are able to demand for our corn seed is dependent on the size of the supply of our corn seed and the corn seed of other producers. Therefore, the potential exists for fluctuation in supply, and consequently in price, in our own markets, even in the absence of significant external events that might cause volatility. As a result, the amount of revenue that we receive in any given year is subject to change. As production levels are determined prior to the time that the volume and the market price for orders is known, we may have too much or too little product available, which may materially and adversely affect our revenues, margins and profitability.

The advent of the genetic modification of corn seeds in China could adversely affect our business, causing us to lose business opportunities, market share and revenues.

We currently rely upon traditional methods of creating corn seed hybrids to develop new products. There has been a worldwide increase in the development and application of genetically modified agricultural products to increase the quality and quantity of crop yields. Advances in technology are increasingly allowing the use of gene modification to produce seeds that are more superior than those that are produced by traditional methods. Currently, the production and commercial sale of genetically modified corn seed is not allowed in China. However, if government policies change to allow genetically modified corn seeds, demand may develop for these products, and we expect that we will need to produce genetically modified products to meet customer demands.

Should the Chinese government change its policy with respect to genetically modified corn seeds, there is a risk that our current steps to respond to the potential competitive threat posed by genetically modified agricultural products, including our research and development activities with respect to genetically modified corn seeds, may not allow us to compete successfully. In particular, our competitors may have more advanced technology or may market genetically modified seed more successfully than us.

Any diversion of management attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have a material and adverse effect on our business, results of operations, and/or financial condition.

We intend to acquire companies whose products, operations or resources are complementary to our existing business. These transactions are designed to contribute to our long-term growth. We intend to align such acquisitions into our growth strategies to generate sufficient value to justify their cost. We may not be successful in identifying, consummating and integrating future acquisitions, which could significantly impair our growth potential. Acquisitions also present other challenges, including issues relating to geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those activities and operations could divert management’s attention from our business or cause a temporary interruption of, or loss of momentum in, our business and the loss of key personnel from the acquired companies. Any diversion of management’s attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations may have an adverse effect on our business, results of operations and/or financial condition.

Our future growth prospects may be affected if we are unable to obtain additional capital to finance future acquisitions.

We may require additional cash resources in order to make acquisitions. We plan to expand through acquisitions, but have not yet identified or investigated potential acquisition targets in detail. In general, the cost of an acquisition is unknown until the opportunity is analyzed, due diligence has been completed and negotiations are underway. If the cost of any such acquisition that our management deems appropriate is higher than our cash resources, we will need to seek additional cash resources, and may seek to sell additional equity or debt securities or borrow under credit facilities. The sale or issuance of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all. We may also not be able to secure or repay debt incurred to fund acquisitions, especially if the acquisition does not result in the benefits we anticipated. As a result, our operating results and financial condition may be materially and adversely affected.

Failure to properly manage our storage system may result in damage to products in storage, thereby resulting in operating losses.

Corn seed and seedling storage entails significant risks associated with the storage environment, including moisture, temperature and humidity levels, deviations of which may result in damage of corn seeds and seedlings in stock. Our semen and embryo products for our sheep breeding business are generally stored in a frozen state and any problems affecting the temperatures or conditions under which they are stored could damage these products. Any significant damage to the products we have in storage could materially and adversely affect our results of operations.

Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

We will become subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must report the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

We have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. As a result, during the audit of our financial statements for the three years ended December 31, 2006, we and our independent registered public accounting firm identified a number of control deficiencies, including two material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The material weaknesses identified by us and our independent auditors are our inadequate personnel resources, processes and documentation to address reporting requirement under U.S. GAAP, and our inadequate independent oversight over financial reporting due to the lack of an independent audit committee. If we fail to implement measures to remediate these material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act, we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in our inability to conclude we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, causing the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Deficient railway transportation capacity in northern and northwestern China may result in an increase in our transportation-related costs and thus adversely affect our business.

The majority of our major production bases are located in the Shanxi, Gansu, Inner Mongolia and Xinjiang provinces of China. Railway transportation is currently the most cost-effective means to transport seeds throughout China. With China’s fast economic development and increasing demand for commercial transportation, the railway system in China is often overburdened, and deficient in terms of transportation capability. As our volume of freight increases year by year, our seeds may have to be transported by other means if the rail system cannot efficiently and cost-effectively manage the increasing volume of freight. We may not be able to pass the resulting increase in transportation costs to our customers through price increases of our products. The deficiencies of the railways may also result in delays, inefficient distribution of our products and a loss of goodwill among our customers or end users, all of which may materially and adversely affect our business and results of operations.

If we grant additional employee share options, restricted shares or other share incentives in the future, our net income could be adversely affected.

We have adopted a 2007 share incentive plan and granted 7,500,000 share options under the plan in July 2007. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant (taking into account the prices payable by the award recipients), with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives in the future, we could incur significant compensation charges equal to the fair value of the additional options, restricted shares and other equity incentives (taking into account the prices payable by the award recipients) and our net income could be adversely affected.

Risks Related to Doing Business in China

If the Chinese government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with Chinese governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Most of our operations are conducted through our contractual arrangements with our affiliated entity and its shareholders in China. PRC regulations currently restrict foreign ownership of corn seed companies. For a description of these regulations, see “Regulation — Seed Law, Animal Husbandry Law and Other Relevant Regulations — Seed Law and Other Relevant Regulations.” We have entered into contractual arrangements with the affiliated entity and its shareholders, all PRC citizens, which enable us to, among other things, exercise effective control over the affiliated entity, P3A. See “Corporate History and Structure — Our Corporate History and Structure — Our Contractual Arrangements with P3A and Its Shareholders.”

If we or either of our PRC subsidiary or affiliated entity or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted) the relevant PRC regulatory authorities, including the administration of industry and commerce, the administration of foreign exchange and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:

•	revoking P3A’s business and operating licenses;

•	confiscating relevant income and imposing fines and other penalties;

•	discontinuing or restricting P3A’s operations in China;

•	requiring us or P3A to restructure P3A’s ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of this offering to finance our businesses and operations in China; or

•	imposing conditions or requirements with which we or our subsidiary or P3A may not be able to comply.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

The shareholders of P3A may breach our agreements with them or may have potential conflicts of interest with us, and we may not be able to enter further agreements to derive economic benefits from P3A, which may materially and adversely affect our business and financial condition.

The shareholders of P3A, our consolidated affiliated entity in the PRC, may breach or refuse to renew the existing contractual arrangements with us that allow us to effectively control P3A, and receive economic benefits from its operations. There is a risk that they will not always act in the best interests of our company. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the contract laws of China and honor their contracts with us in order for us to effectively control P3A and to receive the economic benefits deriving from our contracts with them. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of P3A or if the shareholders breach our agreements with them, we would have to rely on legal proceedings, which may result in disruption to our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Any limitation of PRC law and regulations on the ability of our subsidiary and affiliated entity to make dividend or payments to us could have a material adverse effect on our ability to conduct our business.

Current PRC regulations permit our subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and our affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the shareholders’ meeting or the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiary and our affiliated entity in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make payments to us according to the contractual agreements. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary and our affiliated entity to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.

Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, or FIEs, are exempted from PRC withholding tax. Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, however, dividends payable by a FIE to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our wholly-owned subsidiary in China, Agria China, is considered as an FIE and is directly owned by our intermediary holding company incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends paid by an FIE to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. The new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs. Since the PRC tax authorities have not promulgated any related implementation rules, it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by Agria China.

We benefit from certain PRC government incentives. Expiration of, changes to, disputes over or challenges against these incentives or protectionism arising from the incentives could adversely affect our operating results.

The Chinese government has provided various incentives to high-technology companies and agricultural companies in order to encourage development of the high-technology and agricultural industries. Such incentives include reduced tax rates, subsidies, and other measures. For example, P3A, our consolidated affiliated entity, is qualified as a “key technology enterprise” pursuant to the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi Province since 2002. As a result, P3A has been exempted from the PRC enterprise income tax since 2002 based on the approval of the local tax authority in Shanxi. In addition, Agria China, our wholly-owned subsidiary established in March 2007 in China, has been approved as a new technology enterprise and enjoys the reduced enterprise income tax rate of 15%. Agria China also received the local tax authority’s approval on September 30, 2007 to be exempted from the EIT from 2007 to 2009 and to be subject to the reduced EIT rate of 7.5% from 2010 to 2012. When these tax benefits are changed adversely, or if the central government challenges the tax exemption enjoyed by P3A as a result of the Shanxi Province 1311 Agricultural High Technology Project, our effective tax rate will likely increase up to a maximum of 25% on our worldwide income, which could have a material adverse effect on our financial condition and results of operations.

The PRC government has in recent years reduced taxes and increased subsidies and other support across the agricultural industry. For instance, the government subsidizes farmers for their seed purchases, and has increased spending on rural infrastructure. Sales of agricultural products from producers to intermediaries or to farmers is exempt from PRC value-added tax. The discontinuance of preferential treatments granted by the Chinese government to the seed industry, could adversely affect our earnings.

In addition, subsidy policies may have an adverse effect on our ability to market our products, especially in provinces other than Shanxi where we are planning to increase our sales. Farmers can buy corn seeds designated as “high-quality” at subsidized prices, but the designation of seeds as “high-quality” is at the discretion of the local government, companies owned by the local government and local private seed companies. It is possible that this policy could result in preferential treatment for local seed producers, with locally produced seeds being designated as “high-quality” while ours are not designated as such. If such preferential treatment were to occur, the price for our seeds to farmers in those provinces would be higher than the subsidized local seeds, and our sales in that province could suffer, which could have a material and adverse effect on our results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiary and affiliated entity in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, and in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

Recent SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders and beneficial owners who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated several regulations, including Circular No. 75 issued in November 2005 and implementation rules issued in May 2007, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations apply to our shareholders and beneficial owners who are PRC residents.

The SAFE regulations require registration of direct or indirect investments made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have requested our current beneficial owners who are PRC residents to make the necessary applications and filings as required under these regulations and under any implementing rules or approval practices that may be established under these regulations. However, as a result of the recent enactment of the regulations, lack of implementing rules and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. There is a risk that not all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registration or approvals required by these regulations or other related legislation. The failure or inability of our PRC resident shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Regulation — Foreign Exchange.”

In addition, under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Effective from July 21, 2005, the RMB is no longer pegged solely to the US dollar. Instead, it is pegged to a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005, the RMB was revalued against the US dollar to approximately RMB8.11 to the US dollar, representing an upward revaluation of 2.1% of the RMB against the US dollar, as compared to the exchange rate on the previous day. On September 23, 2005, the PRC government widened the daily trading band for RMB against non-US dollar currencies from 1.5% to 3% to improve the flexibility of the new foreign exchange system. The exchange rate may become volatile, the RMB may be revalued further against the US dollar or other currencies or the RMB may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the RMB against the US dollar or other currencies. This change in policy resulted in an approximately 8.0% appreciation in RMB against the US dollar between July 21, 2005 and June 30, 2007.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets will be denominated in U.S. dollars after the completion of this offering. We rely entirely on dividends and other fees paid to us by our subsidiaries and our affiliated entity in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we would need to convert U.S. dollars into RMB for such purposes.

We face risks related to health epidemics and other outbreaks, or acts of terrorism, which could result in reduced demand for our products or disrupt our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of these events could adversely affect China’s economy and cause an immediate and prolonged drop in consumer demand. An immediate and prolonged drop in consumer demand could severely disrupt our business operations and adversely affect our results of operations. Furthermore, a significant portion of our revenues are derived from government customers, which may reduce their spending on our products during a crisis, which could adversely affect our results of operations and could probably be difficult to recover once the threat has subsided.

The new PRC Property Rights Law may affect the perfection of the pledge in our pledge agreement with P3A and its shareholders.

Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A have pledged all of their equity interests in P3A to Agria China. This equity pledge agreement was duly created by recording the pledge on P3A’s register of shareholders in accordance with the

PRC Security Law and the Contract Law. The purpose of such pledge is to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, exclusive consultancy service agreement and proprietary technology license agreement with Agria China. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. It remains unclear whether under the PRC Property Rights Law, P3A is required to register the pledge created before October 1, 2007. P3A has attempted to register the pledge, but the application for registration has not been processed due to the lack of registration procedures. P3A will continue to make efforts to register such pledge when the local administration for industry and commerce implements registration procedures. If P3A is unable to do so, the pledge itself may be deemed ineffective under the PRC Property Rights Law. If P3A breaches its obligations under the agreements with Agria China, there is a risk that Agria China may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, may create uncertainties for this offering and could have a material adverse effect on our business, operating results, reputation, prospects and trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because (1) we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals, and (2) we established our PRC subsidiary by means of direct investment other than by merger or acquisition of PRC domestic companies. However, there is a risk that the relevant PRC government agencies, including the CSRC, may not reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

According to the New M&A Rule and other PRC rules regarding foreign exchange, an offshore company’s shares can be used as consideration for acquisition of a domestic PRC company’s equity only under very limited circumstances. Prior approval from the Ministry of Commerce must be obtained before such a share swap can be done.

If the CSRC approval is required in connection with this offering, it could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation, prospects and trading price of our ADSs.

Risks Related to the ADSs and this Offering

There has been no public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ADSs. Following the offering, our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. Our ADSs have been approved for listing on the New York Stock Exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other corn seed, sheep products or seedling companies;

•	additions or departures of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar and RMB;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ADSs; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net book value per ADS, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ADSs on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $11.94 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net book value per ADS as of June 30, 2007, after giving effect to this offering, and the initial public offering price of $15.50 per ADS, the midpoint of the estimated price range. In addition, you may experience further dilution to the extent that our ADSs are issued upon the exercise of share options.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have       ADSs outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. In addition, we have granted registration rights to our private equity investor. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

We are a Cayman Islands company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders of our company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders of our company than they would as shareholders of a U.S. public company.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have allocated much of the net proceeds of this offering to be received by us for acquisitions and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are controlled by a small group of existing shareholders, whose interests may differ from other shareholders.

Brothers Capital Limited and its subsidiaries collectively hold 84.6% of our total outstanding shares on an as-converted basis, and will hold 60.4% of our total outstanding shares immediately following the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. Mr. Guanglin Lai, our chairman and co-chief executive officer is the sole owner of Brothers Capital Limited and Mr. Lai and Mr. Zhaohua Qian, a director of our company, are the only directors of Brothers Capital Limited. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. In addition, because Brothers Capital Limited controls our company, it is able to take actions that may not be in the best interests of other shareholders. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. We do not have any existing arrangements with any of our shareholders to address potential conflicts of interests between these shareholders and our company and none of our shareholders have entered into non-compete agreements. There is a risk that our existing shareholders may not always act in the best interests of our company.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the closing of this offering. We have included certain provisions in our new memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have included the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts. See “Enforceability of Civil Liabilities.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We do not expect to be treated as a passive foreign investment company, or PFIC, for our current taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, there is a risk that we may be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies, including expanding sales into new regions, increasing the farmland to which we have access, and expanding our product offerings;

•	our strategy to expand our research and development capability;

•	the growth in demand in China for high-quality corn seeds, sheep and seedlings;

•	our future business development, results of operations and financial condition;

•	changes in our revenues, cost and expense items;

•	our ability to attract customers and end users and enhance our brand recognition;

•	future changes in government regulations affecting our business, including regulation of genetically modified corn; and

•	trends and competition in the corn seed, sheep breeding and seedling industries.

You should thoroughly read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $178.8 million or approximately $218.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds we will receive from this offering as follows:

•	approximately $50 million to fund expansion of our production capacity through leasing of additional land and acquisitions of new facilities and equipment;

•	approximately $15 million to fund establishment of our research and development center and expansion of our research and development capability;

•	approximately $27 million to repay the shareholder’s loan;

•	approximately $3.5 million to repay all of our bank loans; and

•	the remainder for general corporate purposes, including funding potential strategic acquisitions, although we have not entered into any agreement with respect to any acquisition.

As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive upon the completion of this offering.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in China. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect the automatic conversion of all of our outstanding preferred shares into 2,400,000 ordinary shares and the cessation of the redeemable ordinary shares redemption rights immediately upon the closing of this offering, and the sale of 24,000,000 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of $8.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted
	RMB	$	RMB	$
	(In thousands, except share and per share data)
Series A Redeemable convertible preferred shares (par value US$0.0000001 per share; 100,000,000 shares authorised; 2,400,000 shares issued and outstanding, actual, with aggregate amount of liquidation preference totaling US$10,000,000; pro forma nil)	65,111	8,555	—	—
Redeemable ordinary shares (par value US$0.0000001 per share; 6,250,000 shares issued and outstanding; pro forma nil)	155,928	20,484	—	—
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 93,750,000 shares issued and outstanding, actual; 102,400,000 shares outstanding, pro forma)	—	—
Additional paid-in capital(2)	—	—	1,446,204	190,040
Statutory reserves	76,953	10,109	76,953	10,109
Retained earnings	219,876	28,885	355,662	46,724
Total shareholders’ equity	296,829	38,994	1,878,819	246,873

Total capitalization	517,868	68,033	1,878,819	246,873

DILUTION

Our net tangible book value as of June 30, 2007 was approximately $0.61 per share, and $1.22 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding excluding outstanding redeemable ordinary shares. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to (i) the conversion of all of our preferred shares into 2,400,000 ordinary shares and the cessation of the redeemable ordinary shares redemption rights, which will occur automatically upon the closing of this offering, and (ii) our sale of the 12,000,000 ADSs offered in this offering, at an initial public offering price of $16.50 per ADS, and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our pro forma net tangible book value at June 30, 2007 would have been $1.86 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $3.72 per ADS. This represents an immediate increase in net tangible book value of $1.25 per ordinary share, or $2.5 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $6.39 per ordinary share, or $12.78 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $8.25 and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	$8.25
Net tangible book value per ordinary share	$1.86

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$6.39

Amount of dilution in net tangible book value per ADS to new investors in the offering	$12.78

The following table summarizes, on an as adjusted basis as of June 30, 2007, the differences between the shareholders as of June 30, 2007 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at the initial public offering price of $16.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 2,572,500 ADSs issuable upon exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased*		Total Consideration		Average Price per	Average Price per
	Number	Percent	Amount	Percent	Ordinary Share	ADS

Existing shareholders	102,400,000	81%	$11,200,000	5%	$0.11	$0.22
New investors	24,000,000	19	198,000,000	95	8.25	16.50

Total	126,400,000	100%	$209,200,000	100%

*	The number of ordinary shares purchased by existing shareholders takes into account the conversion of all of our preferred shares into 2,400,000 ordinary shares and the cessation of the redeemable ordinary shares redemption rights immediately prior to the closing of this offering.

The discussion and tables above also assume no exercise of any outstanding stock options. As of September 30, 2007, there were 7,500,000 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.912 per share, and there were 12,500,000 ordinary shares available for future issuance upon the exercise of future grants under our 2007 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.6120 to $1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 6, 2007, the noon buying rate was RMB7.4515 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
Six months ended June 30, 2007	7.6120	7.7014	7.8127	7.6120
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November (through November 6)	7.4515	7.4557	7.4582	7.4515

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less-developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made, or on reciprocity between jurisdictions. Commerce & Finance Law Offices has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As China does not have any treaty or other reciprocal arrangements with the United States or Cayman Islands that provide for recognition and enforcement of foreign judgments, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Structure

We conduct substantially all of our operations in China through our contractual arrangements with P3A as described below, and through Agria China which is our wholly-owned subsidiary in China. We commenced operations in January 2004 by acquiring the business of P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Aero-Biotech, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fund-raising activities. We formed Agria China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities. In preparation of this offering, we incorporated Agria Corporation under the laws of the Cayman Islands in May 2007 as our proposed listing vehicle. Agria Corporation became the holding company of Aero-Biotech in June 2007 when all of the shareholders of Aero-Biotech exchanged their shares in Aero-Biotech for shares of Agria Corporation on a pro rata basis.

The following diagram illustrates our corporate structure as of September 30, 2007:

PRC law currently prohibits a foreign entity or person from owning over 50% of any seed production business in China. We conduct our corn seed, sheep breeding and seedling businesses through contractual arrangements with P3A, which holds the requisite licenses and permits for these businesses, and we may amend these arrangements at any time. Our contractual arrangements with P3A and its shareholders enable us to:

•	exercise effective control over P3A;

•	receive substantially all of the earnings and other economic benefits from P3A to the extent permissible under PRC law in consideration for the services provided by Agria China; and

•	have an exclusive option to purchase all or part of the equity interests in P3A in each case when and to the extent permitted by PRC law.

In addition, P3A’s shareholders have executed a letter of undertaking to remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions.

Our Contractual Arrangements with P3A and Its Shareholders

Under PRC laws, each of Agria China and P3A is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Agria China and P3A, P3A does not transfer any other funds generated from its operations to Agria China. P3A has four record shareholders, consisting of Ms. Juan Li who is the wife of Mr. Guanglin Lai, our chairman of the board of directors, our co-chief executive officer and a beneficial owner of our ordinary shares, Mr. Zhaohua Qian who is our director and a beneficial owner of our ordinary shares, Mr. Zhixin Xue who is our chief operating officer and director, and Mr. Mingshe Zhang who has been involved in the management of P3A. All four shareholders of P3A are PRC citizens and do not receive any compensation from us for holding shares of P3A. Mr. Zhaohua Qian, a shareholder of P3A, and Mr. Guanglin Lai, who is the husband of another shareholder of P3A, Ms. Juan Li, are the directors of Brothers Capital Limited, which is the largest shareholder of our company. Agria China’s relationship with P3A and its shareholders is governed by the following contractual arrangements entered into on June 8, 2007. The powers of attorney, the equity pledge agreement and the exclusive call option agreement enable Agria China to effectively control P3A. The exclusive technology development, technical support and service agreement, the exclusive consultancy service agreement, the proprietary technology license agreement and the letter of undertaking, the terms of which may be amended from time to time, enable Agria China to receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law.

Power of Attorney.  Each shareholder of P3A has executed a power of attorney to appoint our director, Mr. Zhaohua Qian as his/her attorney-in-fact to exercise all of his/her rights as a shareholder of P3A as provided under the PRC law and the articles of association of P3A, including voting rights, the rights to transfer any or all of its equity interest in P3A and the right to appoint the general manger of P3A. The appointment of Mr. Zhaohua Qian as attorney-in-fact will remain effective during the operation term of P3A until (i) the termination of the exclusive call option agreement, (ii) the resignation of Mr. Zhaohua Qian from Agria China, or (iii) notice from Agria China to replace Mr. Zhaohua Qian with another person.

Equity Pledge Agreement.  Under the equity pledge agreement among P3A, the shareholders of P3A and Agria China, the shareholders of P3A pledged all of their equity interests in P3A to Agria China to guarantee P3A’s performance of its obligations under the exclusive technology development, technical support and service agreement, the proprietary technology license agreement, the exclusive consultancy service agreement and the exclusive call option agreement. If P3A or any of its shareholders breaches its respective contractual obligations under any of these principal agreements, Agria China, as pledgee, will be entitled to certain rights, including the right to sell or auction the pledged equity interests. During the term of this agreement, the shareholders of P3A may not transfer their respective equity interests to any third party or create other pledges or rights over the equity interests that may have an adverse effect on the rights of Agria China as pledgee. The equity pledge agreement will terminate when all the principal agreements are terminated or fully performed.

Exclusive Call Option Agreement.  Under the exclusive call option agreement among the shareholders of P3A, P3A and Agria China, the shareholders of P3A irrevocably granted Agria China an exclusive option to purchase from P3A’s shareholders, to the extent permitted under PRC law, all of the equity interests in P3A for the higher of (i) RMB100,000 and (ii) the minimum amount of consideration permitted by applicable law. To the extent permitted by the PRC law, Agria China or its designated person has sole discretion to decide when to exercise the option and when to buy all or part of the equity interests in P3A.

Exclusive Technology Development, Technical Support and Service Agreement.  Under the exclusive technology development, technical support and service agreement between P3A and Agria China, Agria China is the exclusive provider of technology development, technical support and services to P3A relating to P3A’s agricultural business. P3A will not accept these services from any third party without the prior consent of Agria China. Agria China owns the rights to any intellectual property developed by Agria China in the performance of this agreement. P3A pays to Agria China service fees of 20% of the annual net profit of P3A after each accounting year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination provisions of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.

Exclusive Consultancy Service Agreement.  Under the exclusive consultancy service agreement between P3A and Agria China, P3A exclusively engages Agria China to provide consultancy services including but not limited to the administration model, operational plans and market research and development. P3A will not accept any of these services from any third party without the prior consent of Agria China. P3A pays Agria China a consultancy service fee of RMB3 million each year upon P3A’s confirmation of the list of services provided by Agria China for that year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by Agria China or by either party due to the other party’s breach of the agreement according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.

Proprietary Technology License Agreement.  Under the proprietary technology license agreement between P3A and Agria China, Agria China licenses to P3A the exclusive rights to use 20 technologies listed in the appendix of the agreement that are related to the sheep breeding business. Agria China owns the intellectual property rights developed by P3A in the performance of this agreement. P3A pays Agria China license fees of RMB2.72 million before December 31 of each year. The payments of fees are secured by the equity interests in P3A under the equity pledge agreement. This agreement is effective during the operation term of P3A unless terminated by either party according to the early termination terms of the agreement. This agreement may be amended at any time by P3A and Agria China. Through the power of attorney granted by the shareholders of P3A to an individual designated by Agria China, Agria China has the ability to cause P3A to amend the agreement and intends to do so as needed.

Letter of Undertaking.  The shareholders of P3A have executed a letter of undertaking to irrevocably undertake that unless otherwise limited by laws, regulations or legal proceedings, they will remit all of the dividends and other distributions received from P3A to Agria China, subject to satisfaction of their personal income tax and other statutory obligations arising from receiving such dividends or other distributions. The spouse of each shareholder has consented to the foregoing undertaking.

In the opinion of Commerce and Finance Law Offices, our PRC legal counsel:

•	our shareholding structures, both currently and immediately after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Agria China and P3A and its shareholders governed by PRC law as described under “Corporate History and Structure” in this prospectus are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the business operations of Agria China and P3A, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The uncertainties include how the PRC government may interpret the restriction of foreign ownership of corn seed development and production companies and whether foreign companies may conduct the corn seed development and production businesses through contractual arrangements with domestic companies engaging in such businesses. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC agricultural business do not comply with PRC government restrictions on foreign investment in the agricultural businesses, we could be subject to severe penalties. In addition, under PRC Property Rights Law which will become effective on October 1, 2007, an equity pledge is required to be registered with the relevant administration for industry and commerce in order to become effective.

For more information in this regards, see “Risk Factors — Risks Related to Doing Business in China — If the Chinese government finds that the agreements that establish the structure for operating our Chinese businesses do not comply with Chinese governmental restrictions on foreign investment in the seed industry, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated financial information (except for earnings per ADS) has been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and our balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements for the relevant periods which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. Our consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and our consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements which are not included in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except share, per share and per ADS data)

Consolidated Statement of Operations Data:
Revenues
Corn seeds	48,560	245,601	245,634	32,269	142,126	133,853	17,584
Sheep breeding	92,904	119,468	193,054	25,362	97,518	110,599	14,530
Seedlings	10,820	19,020	51,015	6,702	29,594	34,955	4,592

Total revenues	152,284	384,089	489,703	64,333	269,238	279,407	36,706

Cost of revenues
Corn seeds	(33,311)	(147,723)	(144,730)	(19,013)	(81,378)	(80,395)	(10,562)
Sheep breeding	(31,196)	(37,716)	(52,287)	(6,869)	(26,629)	(30,543)	(4,012)
Seedlings	(9,053)	(5,932)	(10,357)	(1,361)	(4,212)	(10,679)	(1,403)

Total cost of revenues	(73,560)	(191,371)	(207,374)	(27,243)	(112,219)	(121,617)	(15,977)

Gross profit	78,724	192,718	282,329	37,090	157,019	157,790	20,729

Operating (expenses) income
Selling expenses	(4,874)	(11,349)	(14,031)	(1,843)	(7,542)	(7,937)	(1,043)
General and administrative	(6,015)	(4,199)	(7,472)	(982)	(3,445)	(3,562)	(468)
Research and development	(7,203)	(2,974)	(3,746)	(492)	(2,623)	(1,025)	(135)
Government grants	1,457	150	80	11	—	—	—

Total operating expenses	(16,635)	(18,372)	(25,169)	(3,306)	(13,610)	(12,524)	(1,646)

Operating profit	62,089	174,346	257,160	33,784	143,409	145,266	19,083
Interest income	115	218	280	37	150	150	20
Interest expense	(4,731)	(5,537)	(4,923)	(647)	(2,414)	(2,239)	(294)
Other expense	(37)	(7)	—	—	—	—	—
Other income	336	60	1,386	182	965	174	23

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2004	2005	2006			2006	2007
	RMB	RMB	RMB	$		RMB	RMB	$
	(In thousands, except share, per share and per ADS data)

Income before income tax	57,772	169,080	253,903		33,356	142,110	143,351		18,832
Income tax	—	—	—		—	—	—		—

Net income	57,772	169,080	253,903		33,356	142,110	143,351		18,832

Earnings per ordinary share
Basic	0.58	1.69	2.54		0.33	1.42	1.43		0.19
Diluted	0.58	1.69	2.54		0.33	1.42	1.43		0.19
Earnings per ADS(1)
Basic	1.16	3.38	5.08		0.66	2.84	2.86		0.38
Diluted	1.16	3.38	5.08		0.66	2.84	2.86		0.38
Weighted average number of ordinary shares used in per share calculations:
Basic	100,000,000	100,000,000	100,000,000		100,000,000	100,000,000	100,000,000		100,000,000
Diluted	100,000,000	100,000,000	100,000,000		100,000,000	100,000,000	100,119,337		100,119,337
Pro forma earnings per share:(2)
—Basic and diluted on an as converted basis	—	—	RMB2.48	US$	0.33	—	RMB1.40	US$	0.18
Weighted average number of ordinary shares outstanding used in computation of pro forma basic and diluted earnings per share	—	—	102,400,000		102,400,000	—	102,400,000		102,400,000

(1)	Each ADS represents two ordinary shares.

(2)	The pro forma earnings per share are calculated based on an assumption that the conversion of 2,400,000 Series A convertible redeemable preferred shares outstanding as of June 30, 2007 into the same number of ordinary shares of the Company had occurred on January 1, 2006 and 2007.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005 and 2006 and as of June 30, 2007:

	As of December 31,			As of June 30,
	2005	2006		2007
	RMB	RMB	$	RMB	$
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	29,477	42,782	5,620	325,562	42,770
Accounts receivable	67,200	156,440	20,552	166,954	21,933
Total assets	351,866	490,476	64,434	871,500	114,490
Total current liabilities	141,532	127,344	16,729	344,636	45,275
Series A Redeemable convertible preferred shares	—	—	—	65,111	8,555
Redeemable ordinary shares	—	—	—	155,928	20,484
Additional paid-in capital	6,262	8,098	1,064	—	—
Total shareholders’ equity	208,834	354,136	46,523	296,829	38,994

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a fast-growing China-based agri-solutions provider engaged in research and development, production and sale of upstream agricultural products. We currently provide corn seed, sheep breeding products and seedling products. Our goal is to become a leading provider of a variety of agricultural upstream products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture products such as animal feed, mutton and wool. We have experienced substantial growth in revenues and profitability in recent years. Our corn seed and sheep breeding products are ultimately sold to and used by farmers in 14 provinces in China. Our total revenues increased from RMB152.3 million in 2004 to RMB489.7 million ($64.3 million) in 2006, representing a CAGR of 79.3%, and our net income increased from RMB57.8 million in 2004 to RMB253.9 million ($33.4 million) in 2006, representing a CAGR of 109.6%. In the six months ended June 30, 2007, we generated total revenues of RMB279.4 million ($36.7 million) and net income of RMB143.4 million ($18.8 million). In 2006, revenues from our corn seed, sheep breeding and seedling segments accounted for 50.2%, 39.4% and 10.4%, respectively, of our total revenues. In the six months ended June 30, 2007, revenues from our corn seeds, sheep breeding and seedling segments accounted for 47.9%, 39.6% and 12.5%, respectively, of our total revenues.

We provide four proprietary strains of Primalights III corn seed products, consisting of Primalights III — 591, Primalights III — 391, Primalights III — 891 and Primalights III — 28, which contributed approximately 55.8% of our total corn seed revenues in 2006. We have access to approximately 23,000 acres of farmland in seven provinces for corn seed production. Our corn seed products are grown through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision and the farmers grow and harvest corn seeds. In addition to our proprietary products, we are the exclusive distributor in the Shanxi province of four varieties of corn seed produced by other seed companies outside of the Shanxi province. We also produce and sell four popular generic corn seeds. We sell our corn seed products to local and regional distributors inside and outside of the Shanxi province. Revenues derived from our corn seed segment accounted for 31.9%, 63.9%, 50.2% and 47.9% of our total revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We achieved gross margins of 31.4%, 39.9%, 41.1% and 39.9% from our corn seed segment in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Our sheep breeding segment consists primarily of the production and sale of frozen sheep semen, sheep embryos, breeder sheep and our self-developed Primalights III hybrid sheep. We currently own approximately 6,100 breeder sheep, approximately 9,700 Primalights III hybrid sheep and approximately 900 breeder goats. We operate five breeding bases which occupy a total of approximately 3,700 acres of land in the Shanxi province where we maintain propagation bases and pasture land for our flocks. We sell our sheep breeding products primarily to BIRS, breeding companies and other sheep reproductive stations. Revenues derived from our sheep breeding segment accounted for 61.0%, 31.1%, 39.4% and 39.6% of our total revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We achieved gross margins of 66.4%, 68.4%, 72.9% and 72.4% from our sheep breeding segment in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Our seedling segment primarily comprises the sale of four types of seedlings, namely, blackberry and raspberry, date and white bark pine. We sell our seedling products directly to end users, such as municipal government agencies and plantation nurseries. Revenues derived from our seedling segment accounted for 7.1%, 5.0%, 10.4% and 12.5% of our total revenues in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We achieved gross margins of 16.3%, 68.8%, 79.7% and 69.4% from our seedling segment in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Factors Affecting Our Results of Operations

We believe the following factors have had, and we expect that they will continue to have, a significant effect on our results of operations:

Demand for Our Upstream Agricultural Products

The growth of our business has benefited, and is expected to continue to benefit, from the increasing demand for our upstream agricultural products. This demand is in turn driven by demand for corn, high quality sheep, raspberries, blackberries, dates and pine trees.

China has experienced a rapid increase in demand for corn for animal feed and human consumption, primarily due to population growth and industrial development. According to the China National Grain and Oil Information Center, corn consumption in China has increased from 115.3 million tonnes in 2000 to 137.5 million tonnes in 2006 and is expected to reach 150.0 million tonnes in 2010. Furthermore, demand for hybrid corn seeds producing corn with high-yield, drought or pest resistance, high oil content or other advantageous attributes has increased more significantly than the increase in demand for more generic corn seeds.

According to FAOSTAT, China consumes more mutton than any other country and its demand for mutton and sheep wool has increased rapidly. For example, mutton consumption in China increased from 2.5 million tonnes in 2000 to 5.1 million tonnes in 2005. Compared to sheep in more developed countries, sheep in China generally tend to produce lower qualities and quantities of wool and meat. As a result, China has been upgrading the quality of its sheep flock, which creates significant internal demand for breeder sheep, low-cost production of related products and relevant scientific research.

Changes in the affluence of Chinese consumers and recognition of the nutritional benefits of berry fruit worldwide is driving demand for fruit berries for human consumption. Demand for dates has been driven by both domestic consumption and by increasing exports to countries such as Singapore, Japan and Korea. As a result of the rapid urbanization, rising affluence of households in China and a deteriorating environmental situation, the need for urban greenery has increased rapidly. White bark pine is suitable for urban plantation in the northern part of China because it is evergreen.

Expansion of Our Production Capacity

Expansion of production capacity is essential to the growth of our business. We have expanded our production capacity in the corn seed segment by obtaining access to additional farmland in seven provinces in China. As of June 30, 2007, we had access to approximately 23,000 acres of farmland for corn seed production, compared to approximately 16,400 acres, 13,000 acres and 5,000 acres as of December 31, 2006, 2005 and 2004, respectively. We expand our production capacity of the sheep breeding segment by increasing the size of our sheep flocks. We currently own approximately 6,100 breeder sheep, approximately 9,700 Primalights III hybrid sheep and approximately 900 breeder goats. We expect to expand our production capacity of the seedling segment by increasing the number of our seedling-growing staff.

The investment in expanding our production capacity requires significant capital expenditure, however, and whether our expansion strategy is successful will depend primarily on whether our sales volumes grow alongside our growing production capacity. If our capacity expansion exceeds the growth in demand for our products, we may not be able to generate sufficient returns from our capacity expansion and our business and financial condition will suffer.

Pricing of Our Products

The profitability of our operations is affected by the selling prices of our products. A majority of our products are ultimately sold to farmers in China, who are extremely price sensitive. Farmers may choose among different products with comparable quality primarily based on the differences in prices. In light of this, we have tried to reduce the distribution layers between us and farmers to a minimum, which we believe has enabled us to price our products to maintain our competitive market position.

Prices of corn seed, sheep breeding, seedling and other agricultural products in China have historically been volatile, reflecting overall economic conditions which affect the budgeting and buying patterns of end users. In general, changes in the prices of our products are the result of changes in supply and demand in the markets in which we operate. Changes in the domestic demand in China result primarily from population growth, changes in dietary habits and availability of similar and competing agricultural products.

We set the prices for our proprietary corn seed products higher than the prices of the generic corn seed and other corn seed that we distribute. We benchmark the prices of our proprietary corn seed against the prevailing PRC domestic market prices of corn seed of similar quality and attributes. The prices of our generic corn seed are based on the prevailing market prices of other comparable generic corn seeds and are subject to more significant competitive price pressure compared to our proprietary products. The prices of the other corn seed that we distribute are determined by our negotiations with the seed companies.

We set the prices of Primalights III hybrid sheep substantially lower than those of the purebred foreign sheep. Our Primalights III hybrid sheep, even though not officially recognized as breeder sheep in China, are sold at prices comparable to domestic breeder sheep and the prices depend primarily on market demand for our Primalights III sheep. The selling prices of our Primalights III hybrid sheep have remained relatively stable since 2004. We may be able to increase the price of our Primalights III hybrid sheep if we receive official variety recognition of such sheep as breeder sheep in China. The selling prices of our breeder sheep, frozen semen and embryos are based on prevailing market prices of similar products and have experienced fluctuations in recent years.

In pricing our proprietary Primalights #1 and Primalights #2 date seedlings, we use the prevailing market prices of generic date seedlings as benchmarks. The selling prices of our raspberry and blackberry and white bark pine seedlings are based on prevailing market prices.

Ability to Market and Sell Corn Seed Products with Higher Margins

We believe that our future success in the corn seed segment will depend on our ability to develop, market and sell our proprietary corn seed products. Compared to generic corn seed and other corn seed that we distribute, proprietary corn seed products have higher profit margins. We have produced and sold not only our own proprietary corn seed but generic corn seed and distributed or produced corn seed for other seed companies. We have done so in order to accumulate experience in growing corn seed, developing our distribution network and effectively operating a corn seed business. The sales of our proprietary products accounted for 28.5%, 55.6%, 55.8% and 64.6% of our revenues in the corn seed segment in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We plan to increase sales of our existing proprietary corn seed products and develop, market and sell additional proprietary corn seed products in order to seek relatively higher margins than generic products.

Seasonality

The agricultural industry is seasonal in nature and we experience quarterly fluctuations in our results of operations. The vast majority of our corn seeds are sown by the village collectives between April and May. During this period, we have significant cash flow needs to provide advances to the village collectives for their purchase of fertilizer and other production materials. The majority of our corn seed sales take place between October and May. The sales of the majority of our sheep breeding products takes place in the spring season from March to June and the fall season from August to November and the majority of our seedling products are sold mainly in the spring season from March to June and in the fall season from September to October. As a result, we need to carefully budget and plan our liquidity requirements for the periods from March to May. See “Risk Factors — Risks Relating to Our Business — It is difficult to predict our future performance because our revenues and operating results fluctuate significantly from period to period due in part to the nature of our business.”

Competition

The agricultural industry in China is highly fragmented, largely regional and competitive and we expect competition to increase and intensify. We face significant competition in our corn seed segment. Our ability to compete successfully in our corn seeds and sheep breeding business segments largely depends on our ability to differentiate our corn seed and sheep breeding products from competing products and to a lesser extent, our ability to control our costs of operation so that we can price our products competitively. Corn seeds and breeder sheep are commodities which are interchangeable among products of similar quality and attributes and are subject to significant competitive price pressures. We may face increasing competition in the corn seed industry as a result of the privatization of corn seed producers that are currently owned or operated by state-owned enterprises. We may also need to further expand our production capacity and enhance our product offerings in order to compete with existing and new competitors successfully. We have so far experienced limited competition in our seedling segment. However, the entry barriers for seedling companies are relatively low, and we may face competition from new players in this sector. As competition intensifies, margins may be compressed by more competitive pricing in the long term if such an increased level of competition continues. See “Risk Factors — Risks Relating to Our Business — The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.”

PRC Government Support for the Agricultural Industry

The success of our business depends to a large extent on the existence and the level of PRC government support for production of agricultural products. The PRC government has implemented various favorable policies and provided incentives to agricultural companies in China, lowered fees and taxes in the agricultural industry, and increased spending on rural infrastructure, including providing subsidies to farmers and establishing and maintaining BIRS and other government-run entities to provide distribution and other support to farmers.

In addition, as a “key technology enterprise” in Shanxi province, P3A has been exempt from the PRC enterprise income tax, or EIT, based on the approval of the local tax authority since 2002. It has also been exempt from the PRC value-added tax, or VAT, since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products. See “— Taxation.”

Revenues

We generated total revenues of RMB152.3 million, RMB384.1 million, RMB489.7 million, and RMB279.4 million ($36.7 million) in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. We derive our revenues from our corn seed, sheep breeding and seedling segments. The following table sets forth the revenues generated by each of the three business segments in 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, both as an absolute amount and as a percentage of total revenues.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands except percentages)

Revenues:
Corn seeds	48,560	31.9%	245,601	63.9%	245,634	32,269	50.2%	142,126	52.8%	133,853	17,584	47.9%
Sheep breeding	92,904	61.0	119,468	31.1	193,054	25,362	39.4	97,518	36.2	110,599	14,530	39.6
Seedlings	10,820	7.1	19,020	5.0	51,015	6,702	10.4	29,594	11.0	34,955	4,592	12.5

Total revenues	152,284	100.0%	384,089	100.0%	489,703	64,333	100.0%	269,238	100.0%	279,407	36,706	100.0%

Corn Seed Segment

Revenues from our corn seed segment have constituted, and are expected to continue to constitute, a significant portion of our total revenues in the foreseeable future. We generate revenues from sales of our proprietary corn seed products, generic corn seed products and other corn seed products that we produce or distribute for other seed companies. We recognize revenues from sales of our corn seed products upon delivery of the products to our customers. We typically enter into sales contracts with our customers two months in advance of delivery. Our sales contracts provide for upfront payments, which may be up to 100% of the purchase price, depending upon the payment history and creditworthiness of each customer, with the balance due within 180 days after delivery. The corn seed sales price agreed upon as of the date of a sales contract is final and not subject to adjustment. We are not contractually obligated to accept sales returns and do not provide customers with price protection. We provide our customers with limited product warranties. Under our limited product warranty, if a customer claims that our products are defective and an independent third-party chosen by us and the customer determines that our products are defective, we will compensate the customer for its loss. To date, we have not had any material warranty claims relating to our product quality.

Revenues from sales of these corn seed products are determined by the total sales volume and average selling prices of our products. The sales volume of our corn seed products is in turn affected by our corn seed production capacity, sales and marketing efforts, brand recognition and changes in demand for our products. Farmers in China are the ultimate users of our corn seeds. Sales of our corn seeds depend primarily on recurring orders from our existing distributors and our introduction of new products and expansion into new markets, which in turn depend primarily on farmers’ perception of the quality, attributes and prices, of our corn seeds. The average selling prices of our corn seed products are affected by our product mix and market prices of comparable products. The prices of our proprietary corn seed products are higher than the prices of the generic corn seeds and other corn seeds that we distribute. The following table sets forth our revenues derived from sales of proprietary corn seeds and non-proprietary corn seeds, respectively, in absolute amounts and as percentages of our revenues from corn seeds and our total revenues for each of the three years ended December 31, 2006 and the six months ended June 30, 2006 and 2007:

											For the Six Months Ended June 30,
	2004			2005			2006				2006			2007
		% of			% of				% of			% of				% of
		Corn	% of		Corn	% of			Corn	% of		Corn	% of			Corn	% of
		Seed	Total		Seed	Total			Seed	Total		Seed	Total			Seed	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
	(In thousands except percentages)

Revenues:
Proprietary Corn Seeds	13,822	28.5%	9.1%	136,534	55.6%	35.5%	137,062	18,006	55.8%	28.0%	74,197	52.2%	27.6%	86,421	11,353	64.6%	30.9%
Non-proprietary Corn Seeds	34,738	71.5	22.8	109,067	44.4	28.4	108,572	14,263	44.2	22.2	67,929	47.8	25.2	47,432	6,231	35.4	17.0

Total	48,560	100.0%	31.9%	245,601	100.0%	63.9%	245,634	32,269	100.0%	50.2%	142,126	100.0%	52.8%	133,853	17,584	100.0%	47.9%

Sheep Breeding Segment

Our sheep breeding segment consists primarily of the production and sale of frozen sheep semen, sheep embryos, breeder sheep and our Primalights III hybrid sheep. The following table sets forth our revenues derived from sales of each of these products in absolute amounts and as percentages of our revenues from sheep breeding products and our total revenues for the three years ended December 31, 2006 and the six months ended June 30, 2006 and 2007:

											For the Six Months Ended June 30,
	2004			2005			2006				2006			2007
		% of			% of				% of			% of				% of
		Sheep	% of		Sheep	% of			Sheep	% of		Sheep	% of			Sheep	% of
		Breeding	Total		Breeding	Total			Breeding	Total		Breeding	Total			Breeding	Total
	RMB	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues	RMB	Revenues	Revenues	RMB	$	Revenues	Revenues
	(In thousands except percentages)

Revenues:
Frozen semen	52,427	56.4%	34.4%	67,359	56.4%	17.6%	120,395	15,817	62.4%	24.6%	60,214	61.7%	22.3%	70,807	9,302	64.0%	25.3%
Embryos	12,601	13.6	8.3	5,133	4.3	1.3	9,366	1,230	4.8	1.9	5,252	5.4	2.0	5,481	720	5.0	2.0
Breeder sheep	26,262	28.3	17.3	27,669	23.2	7.2	18,909	2,484	9.8	3.9	10,235	10.5	3.8	10,660	1,401	9.6	3.8
Primalights III hybrid sheep	1,614	1.7	1.0	19,307	16.1	5.0	44,384	5,831	23.0	9.0	21,817	22.4	8.1	23,651	3,107	21.4	8.5

Total	92,904	100.0%	61.0%	119,468	100.0%	31.1%	193,054	25,362	100.0%	39.4%	97,518	100.0%	36.2%	110,599	14,530	100.0%	39.6%

We recognize revenues from sales of our sheep breeding products upon delivery of the products to our customers. Payments for our frozen semen and embryos are due upon delivery to our customers based on our contracts with customers. Our sales contracts for breeder sheep and Primalights III hybrid sheep generally provide for payment periods ranging from payment upon delivery to three months after the sales, depending upon our assessment of the credit worthiness and the payment history of and our relationship with the customer. The sales price agreed upon as of the date of a sales order or sales agreement is final and is not subject to adjustments. We are not contractually obligated to accept sales returns and do not provide customers with price protection.

Our revenues from sales of our sheep breeding products are determined by the total sales volume and average selling prices of the products we sell. The sales volume of our sheep breeding products is in turn affected by our production capacity, sales and marketing efforts, brand recognition, changes in demand for our sheep breeding products and the availability of sheep breeding products in the PRC domestic market. We set the prices of our self-developed Primalights III hybrid sheep substantially lower than those of the purebred foreign sheep and the prices of our Primalights III hybrid sheep are comparable to prices of domestic breeder sheep depending primarily on market demand for our Primalights III hybrid sheep. The selling prices of our breeder sheep, frozen semen and embryo products are based on prevailing market prices.

Seedling Segment

We primarily produce and sell four types of seedlings: blackberry, raspberry, date and white bark pine seedlings. We recognize revenues from sales of our seedling products upon our delivery of the seedling products to our customers. A majority of our sales contracts provide for advance payments of approximately 50% of the sales price with the balance due within 180 days after the delivery. The seedling sales price agreed upon as of the date of sales orders or sales agreements is final. Our sales contracts for certain types of seedlings provide specified growth criteria. Our customers agree to pay us an additional fee if these criteria are met, which generally takes place within one month after delivery of our seedlings products. We recognize this additional fee as revenues when the specified growth criteria and other revenue recognition criteria are met. We are not contractually obligated to accept sales returns and do not provide customers with price protection.

Our revenues from sales of our seedling products depend on the total sales volume, our product offerings and average selling prices of seedling products. The sales volume of our seedling products is in turn affected by our production capacity, sales and marketing efforts, brand recognition, demand for our seedling products and the availability of seedling products in the PRC domestic market. Our proprietary seedling products are priced higher than non-proprietary seedling products.

Cost of Revenues

Corn Seed Segment

Cost of revenues for our corn seed segment primarily consists of the costs that we pay to the village collectives for the seeds they are contracted to grow for us, amortization of purchased technology know-how, depreciation of building and equipment and direct labor cost. At the beginning of each growing season, we provide parent seeds to the village collectives to grow for us under contractual arrangements. Our contractual agreements generally contain terms ranging from five to twelve years. We also provide advances to the village collectives for their purchase of fertilizer and other production materials. At the end of the growing season, after we take delivery of corn seeds, we credit the advances against the costs and recognize the balance as cost of inventory and subsequently recognize this balance as cost of revenues upon sales of corn seeds. We anticipate that cost of revenues for our corn seed segment will continue to increase as we continue to increase our corn seed sales. If the village collectives fail to produce or deliver the contracted amounts of corn seeds by the end of each growing season, we may not be able to recover all of the advances we paid and our financial condition could suffer.

Sheep Breeding Segment

Cost of revenues for our breeder sheep and Primalights III hybrid sheep primarily consists of cost of feeds, depreciation of buildings and equipment, amortization of purchased technology know-how, and materials used to raise sheep and direct labor cost. Feeds are the ingredients used to feed the purebred foreign sheep and the domestic sheep. Depreciation cost primarily consists of depreciation of fences, corrals, sorting pens, lambing pens, water facilities and handling facilities. Direct labor cost comprises the salaries and compensation for our employees who feed the sheep.

Cost of revenues for sales of our frozen semen and embryos mainly consists of cost of feeds, depreciation of breeder sheep and equipment and materials used to collect semen and embryos and direct labor cost. Feeds are the ingredients used to feed our breeder sheep. Depreciation cost primarily consists of depreciation of breeder sheep and depreciation of building structure such as fences, corrals, sorting pens, lambing pens, water and handling facilities, raw materials used for semen and embryo collection and preservation, medical supplies, mineral additives and consumables. Direct labor cost comprises the salaries and compensation for our employees who feed the sheep and who collect semen and embryos. We anticipate that the cost of revenues for our sheep breeding segment will continue to increase as we continue to expand our sales of sheep breeding products.

Seedling Segment

Cost of revenues for our seedling segment primarily consists of depreciation of trees and equipment, cost of nutritional and medical materials used to grow seedlings and direct labor cost. Depreciation cost includes depreciation of nurseries, water facilities and harvesting equipment and other machinery used to grow and harvest seedlings. Raw materials used to grow seedlings include mineral additives and other consumables. Direct labor cost comprises salaries and compensation for our staff who attend to the seedlings on a regular basis. We anticipate that cost of revenues for our seedling segment will continue to increase as we continue to expand our operations.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Years Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands except percentages)

Operating (expenses) income:
Selling expenses	(4,874)	(29.3)%	(11,349)	(61.8)%	(14,031)	(1,843)	(55.7)%	(7,542)	(55.4)%	(7,937)	(1,043)	(63.4)%
General and administrative	(6,015)	(36.2)	(4,199)	(22.8)	(7,472)	(982)	(29.7)	(3,445)	(25.3)	(3,562)	(468)	(28.4)
Research and development	(7,203)	(43.3)	(2,974)	(16.2)	(3,746)	(492)	(14.9)	(2,623)	(19.3)	(1,025)	(135)	(8.2)
Government grants	1,457	8.8	150	0.8	80	11	0.3	—	—	—	—	—

Total operating expenses	(16,635)	(100.0)%	(18,372)	(100.0)%	(25,169)	(3,306)	(100.0)%	(13,610)	(100.0)%	(12,524)	(1,646)	(100.0)%

Sales and Marketing Expenses.  Our sales and marketing expenses primarily consist of our expenses of advertising in newspapers, on television and in magazines, salaries and compensation for our sales personnel, promotion expenses and other related marketing expenses. We expect to continue to increase our sales and marketing expenditure in the foreseeable future.

General and Administrative Expenses.  Our general and administrative expenses primarily consist of compensation and benefits for administrative, finance and human resources personnel, depreciation, provisions for bad debts, travel and other expenses associated with our corporate and administrative activities. We expect that our general and administrative expenses will increase as we add additional personnel and incur additional costs related to the growth of our business. We also expect to incur additional general and administrative expenses as a result of becoming a listed public company upon completion of this offering.

Research and Development Expenses.  Research and development expenses primarily consist of expenses related to development of our proprietary products, salaries and benefits of our research and development personnel, fees paid to our research partners, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel. We expect to increase our research and development expenditure in the foreseeable future.

Government Grants.  Government grants consist of the grants that P3A receives from the local government authorities in connection with its operations in the agricultural industry. The amount and timing of government grants are determined at the discretion of the relevant government authorities. Government grants are recognized as other operating income upon receipt and when all the conditions relating to the grants are met.

Share-based Compensation Expenses.  Since we adopted the 2007 share incentive plan in July 2007, we have granted options to purchase a total of 7,500,000 ordinary shares to our officers, directors and employees. We had not granted any options or other equity incentives to any employee, director or consultant before July 2007.

We will determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our operating expenses, net income and earnings per share.

We have engaged Sallmanns (Far East) Limited, or Sallmanns, an independent appraiser, to assess the fair value of our options and ordinary shares underlying the options. Determining the fair value of options and ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our ordinary shares, Sallmanns considered the following principal factors:

•	the nature of our business and the contracts and agreements relating to our business;

•	our financial conditions;

•	the economic outlook in general and the specific economic and competitive elements affecting our business;

•	the growth of our operations; and

•	our financial and business risks.

Sallmanns used the binomial model to estimate the fair value of the options granted on July 4, 2007. Sallmanns determined that the fair value of our ordinary shares was US$3.40 per share as of the date of grant, which was determined using income approach by applying appropriate discount rate to future free cash flows that are based on 5-year financial projections developed by our company. The other assumptions used in Sallmanns’ binomial model were 5.16% average risk-free rate of return, 7.81 years of weighted average expected option life, 32.22% estimated volatility rate and no dividend yield.

Sallmanns used the binomial model to estimate the fair value of the options granted on July 19, 2007. Sallmanns determined that the fair value of our ordinary shares was US$3.48 per share as of the date of grant, which was determined using income approach by applying appropriate discount rate to future free cash flows that are based on 5-year financial projections developed by our company. The other assumptions used in Sallmanns’ binomial model were 5.04% average risk-free rate of return, 4.87 years of weighted average expected option life, 32.36% estimated volatility rate and no dividend yield.

The income approach used by Sallmanns involved applying appropriate discount rates to discount cash flows that were based on our earnings forecasts. The major assumptions used by Sallmanns in deriving the fair value of our ordinary shares were consistent with our business plan and outlook. Other major assumptions used by Sallmanns in determining the fair value of our ordinary share as of July 4, 2007 and July 19, 2007 included the following:

•	Weighted average costs of capital, or WACC: WACC of 15.86% as at July 4, 2007 was used. This was the combined result of the changes in risk-free rate and industry average beta and our company-specific risks.

•	WACC: WACC of 15.83% was used as at July 19, 2007. This was the combined result of the changes in risk-free rate and industry average beta and our company-specific risks.

Sallmanns also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and agriculture industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

For the options to purchase 7,500,000 ordinary shares that we granted to our officers, directors and employees on July 4, 2007 and July 19, 2007, total unrecognized compensation costs are estimated to be approximately US$11.4 million based on a preliminary assessment of the fair value of the awarded options. The compensation expenses are to be recognized as a charge to expense over the vesting period of four years from the respective grant dates.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong Income Tax

Companies in Hong Kong are subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. Our subsidiary in Hong Kong did not have any assessable profits that would be subject to the profit tax for each of the three years ended December 31, 2004, 2005, 2006 and for the six months ended June 30, 2006 and 2007. In addition, dividend payments are not subject to withholding tax in Hong Kong.

PRC Enterprise Income Tax (EIT)

PRC EIT is generally assessed at the rate of 33% of taxable income. P3A, our consolidated affiliated entity, is qualified as a “key technology enterprise” under the Shanxi Province 1311 Agricultural High Technology Project implemented by Shanxi province since 2002, thus P3A has been exempted from PRC EIT since 2002 based on the approval of the local tax authority in Shanxi. Agria China, our wholly-owned subsidiary established in March 2007 in China, has been approved as a new technology enterprise and enjoys the reduced EIT rate of 15%. In addition, Agria China received the local tax authority’s approval on September 30, 2007 to be exempted from the EIT from 2007 to 2009 and to be subject to the reduced EIT rate of 7.5% from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the new tax law, which will become effective on January 1, 2008. Under the new tax law, foreign-invested enterprises, or FIEs, and domestic companies will be subject to EIT at a uniform rate of 25% and the current tax exemption, reduction and preferential treatments which are applicable only to FIEs will be revoked. However, any enterprises established before the promulgation of the new tax law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatment until the expiration of such period. If the fixed period has not commenced because of operating losses, it will be deemed to commence in 2008. Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law, however, does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.

PRC Value-Added Tax (VAT)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by purchasers. A PRC company is required to remit the VAT it collects to the tax authority but may deduct the VAT it has paid on eligible purchases. P3A has been exempt from VAT since 2002 pursuant to the relevant PRC regulations and policies regarding the VAT applicable to producers of certain agricultural products.

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters through June 30, 2007. This quarterly financial information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This quarterly financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2005	2005	2006	2006	2006	2006	2007	2007
	(in RMB thousands)

Operations Data
Revenues:
Corn seeds	1,355	90,541	85,330	56,796	6,137	97,371	92,986	40,867
Sheep breeding	29,164	29,721	25,444	72,074	52,868	42,668	19,748	90,851
Seedlings	3,194	3,283	9,332	20,262	12,254	9,167	5,960	28,995

Total revenues	33,713	123,545	120,106	149,132	71,259	149,206	118,694	160,713

Cost of revenues:
Corn seeds	(1,560)	(41,325)	(45,806)	(35,572)	(5,489)	(57,863)	(53,257)	(27,138)
Sheep breeding	(9,727)	(9,553)	(8,311)	(18,318)	(13,054)	(12,604)	(6,336)	(24,207)
Seedlings	(811)	(870)	(328)	(3,884)	(2,995)	(3,150)	(1,153)	(9,526)

Total cost of revenues	(12,098)	(51,748)	(54,445)	(57,774)	(21,538)	(73,617)	(60,746)	(60,871)

Gross profit	21,615	71,797	65,661	91,358	49,721	75,589	57,948	99,842

Operating (expenses) income:
Selling expenses	(1,699)	(3,311)	(3,510)	(4,032)	(2,402)	(4,087)	(3,560)	(4,377)
General and administrative	(453)	(1,104)	(1,356)	(2,089)	(1,243)	(2,784)	(1,645)	(1,917)
Research and development	(368)	(368)	(1,310)	(1,313)	(562)	(561)	(513)	(512)
Government grants	—	150	—	—	80	—	—	—

Total operating expenses	(2,520)	(4,633)	(6,176)	(7,434)	(4,127)	(7,432)	(5,718)	(6,806)

Operating profit	19,095	67,164	59,485	83,924	45,594	68,157	52,230	93,036

Interest income	74	76	60	90	63	67	79	71
Interest expense	(1,443)	(1,290)	(1,059)	(1,355)	(1,345)	(1,164)	(1,400)	(839)
Other income	5	54	66	899	79	342	—	174

Income before income tax	17,731	66,004	58,552	83,558	44,391	67,402	50,909	92,442
Income tax	—	—	—	—	—	—	—	—

Net income	17,731	66,004	58,552	83,558	44,391	67,402	50,909	92,442

The agricultural industry is seasonal in nature and our quarterly revenues and costs and expenses as a percentage of our revenues have been affected by the seasonal fluctuations and seasonable variations in demands for our products.

Typically, the vast majority of our corn seed sales, which contribute to a significant portion of our quarterly revenues, take place between October and May. The production of most of our sheep breeding products occurs mainly in the spring season from February to June and in the fall season from August to November and the majority of our seedling products are sold mainly in the spring season from April to June and in the fall season from September to October. As a result, our revenues typically reach seasonal peaks in the second and fourth quarters of a year, while our revenues are relatively low in the third quarter. We expect such seasonal fluctuations to continue in the foreseeable future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not indicative of the results that may be expected for any future period.

	For the Years Ended December 31,							For the Six Months Ended June 30,
	2004		2005		2006			2006		2007
		% of		% of			% of		% of			% of
	RMB	Revenues	RMB	Revenues	RMB	$	Revenues	RMB	Revenues	RMB	$	Revenues
	(In thousands except percentages)

Revenues:
Corn seeds	48,560	31.9%	245,601	63.9%	245,634	32,269	50.2%	142,126	52.8%	133,853	17,584	47.9%
Sheep breeding	92,904	61.0	119,468	31.1	193,054	25,362	39.4	97,518	36.2	110,599	14,530	39.6
Seedlings	10,820	7.1	19,020	5.0	51,015	6,702	10.4	29,594	11.0	34,955	4,592	12.5

Total revenues	152,284	100.0%	384,089	100.0%	489,703	64,333	100.0%	269,238	100.0%	279,407	36,706	100.0%

Cost of revenues:
Corn seeds	(33,311)	(21.9)%	(147,723)	(38.5)%	(144,730)	(19,013)	(29.5)%	(81,378)	(30.2)%	(80,395)	(10,562)	(28.8)%
Sheep breeding	(31,196)	(20.5)	(37,716)	(9.8)	(52,287)	(6,869)	(10.7)	(26,629)	(9.9)	(30,543)	(4,012)	(10.9)
Seedlings	(9,053)	(5.9)	(5,932)	(1.5)	(10,357)	(1,361)	(2.1)	(4,212)	(1.6)	(10,679)	(1,403)	(3.8)

Total cost of revenue	(73,560)	(48.3)%	(191,371)	(49.8)%	(207,374)	(27,243)	(42.3)%	(112,219)	(41.7)%	(121,617)	(15,977)	(43.5)%

Gross profit	78,724	51.7%	192,718	50.2%	282,329	37,090	57.7%	157,019	58.3%	157,790	20,729	56.5%

Operating (expenses) income:
Selling expenses	(4,874)	(3.2)%	(11,349)	(3.0)%	(14,031)	(1,843)	(2.9)%	(7,542)	(2.8)%	(7,937)	(1,043)	(2.8)%
General and administrative	(6,015)	(4.0)	(4,199)	(1.0)	(7,472)	(982)	(1.5)	(3,445)	(1.3)	(3,562)	(468)	(1.3)
Research and development	(7,203)	(4.7)	(2,974)	(0.8)	(3,746)	(492)	(0.8)	(2,623)	(1.0)	(1,025)	(135)	(0.4)
Government grants	1,457	0.9	150	0.0	80	11	0.0	—	—	—	—	—

Total operating expenses	(16,635)	(11.0)%	(18,372)	(4.8)%	(25,169)	(3,306)	(5.2)%	(13,610)	(5.1)%	(12,524)	(1,646)	(4.5)%

Operating profit	62,089	40.7%	174,346	45.4%	257,160	33,784	52.5%	143,409	53.2%	145,266	19,083	52.0%
Interest income	115	0.1	218	0.1	280	37	0.1	150	0.1	150	20	0.0
Interest expense	(4,731)	(3.1)	(5,537)	(1.5)	(4,923)	(647)	(1.1)	(2,414)	(0.9)	(2,239)	(294)	(0.8)
Other income	299	0.2	53	0.0	1,386	182	0.3	965	0.4	174	23	0.1

Income before income tax	57,772	37.9%	169,080	44.0%	253,903	33,356	51.8%	142,110	52.8%	143,351	18,832	51.3%
Income tax	—	—	—	—	—	—	—	—	—	—	—	—

Net income	57,772	37.9%	169,080	44.0%	253,903	33,356	51.8%	142,110	52.8%	143,351	18,832	51.3%

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenues.  Our total revenues increased by 3.8% from RMB269.2 million in the six months ended June 30, 2006 to RMB279.4 million ($36.7 million) in the six months ended June 30, 2007, resulting primarily from the increase in revenues from our sheep breeding segment and, to a lesser extent, our seedling segment. The increase in our total revenues was partly offset by the decrease in revenues from our corn seed segment.

Revenues from our corn seeds segment decreased by 5.8% from RMB142.1 million to RMB133.9 million ($17.6 million) in the six months ended June 30, 2007 compared with the six months ended June 30, 2006, primarily resulting from (1) a decrease in the selling prices of both our proprietary corn seeds and our generic corn seeds and other corn seeds that we distributed, due to the intense competition in the corn seed market; for example, the average unit sales price of our proprietary product Primalights III — 891, which contributed 33.7% of our revenues from the corn seed segment in the six months ended June 30, 2007, decreased by 6.0%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, and (2) a decrease in the selling volume of our corn seeds, due to the early commencement of warm spring season in northern China in

2007. In anticipation of the earlier than usual spring seedtime, our customers started to stock corn seeds at the end of 2006, which in turn reduced our sales volume in the first quarter of 2007.

Revenues from our sheep breeding segment increased by 13.4% from RMB97.5 million in the six months ended June 30, 2006 to RMB110.6 million ($14.5 million) in the six months ended June 30, 2007, primarily due to (1) an increase of RMB10.6 million in revenues from frozen semen, mainly as a result of a 34% increase in average unit sales price of frozen semen from the six months ended June 30, 2006 to the six months ended June 30, 2007, partly offset by a decrease in sales volume of frozen semen in the six months ended June 30, 2007, and (2) an increase of RMB1.8 million in revenues from Primalights III hybrid sheep, as a result of an increase in the sales volume of Primalights III hybrid sheep, partly offset by a decrease of 9.6% in the average sales price of Primalights III hybrid sheep due to the decrease in the prevailing market price for breeder sheep.

Revenues from our seedling segment increased by 18.2% from RMB29.6 million in the six months ended June 30, 2006 to RMB35.0 million ($4.6 million) in the six months ended June 30, 2007, primarily due to the additional varieties of seeding products that we offered in the six months ended June 30, 2007.

Cost of Revenues and Gross Profit.  Total cost of revenues increased by 8.4% from RMB112.2 million in the six months ended June 30, 2006 to RMB121.6 million ($16.0 million) in the six months ended June 30, 2007. The increase in our cost of revenues was due primarily to the increase in cost of revenues from our seedling segment and, to a lesser extent, our sheep breeding segment. As a result, our gross profit increased slightly from RMB157.0 million in the six months ended June 30, 2006 to RMB157.8 million ($20.7 million) in the six months ended June 30, 2007.

Cost of revenues from our corn seed segment decreased by 1.2% from RMB81.4 million in the six months ended June 30, 2006 to RMB80.4 million ($10.6 million) in the six months ended June 30, 2007, primarily due to a decrease in the sales volume of our generic corn seed products, which was partly offset by the higher percentage of sales of third-party corn seeds that we distributed in 2007. Third-party corn seeds generally have had higher cost of revenues and lower gross margins than other proprietary corn seed products. Gross profit from this segment decreased by 11.9% from RMB60.7 million in the six months ended June 30, 2006 to RMB53.5 million ($7.0 million) in the six months ended June 30, 2007 primarily due to the reduction in the selling prices of corn seeds sold by us and the higher percentage of sales of third-party corn seeds that we distributed.

Cost of revenues from our sheep breeding segment increased by 14.7% from RMB26.6 million in the six months ended June 30, 2006 to RMB30.5 million ($4.0 million) in the six months ended June 30, 2007, which was in line with the increase in revenues from our sheep breeding segment. Gross profit from this segment increased by 13.0% from RMB70.9 million in the six months ended June 30, 2006 to RMB80.1 million ($10.5 million) in the six months ended June 30, 2007 primarily due to an increase in the average sales price of frozen semen.

Cost of revenues from our seedling segment increased by 154.8% from RMB4.2 million in the six months ended June 30, 2006 to RMB10.7 million ($1.4 million) in the six months ended June 30, 2007, primarily due to the significant increase in depreciation of trees and cost of nutritional and medical materials, as a result of the increase in sales volume of our new seedling products which have higher cost of revenues than our existing seedling products. Gross profit from this segment decreased by 4.3% from RMB25.4 million in the six months ended June 30, 2006 to RMB24.3 million ($3.2 million) in the six months ended June 30, 2007 due to the higher percentage of sales of new seedling products with lower profit margins.

     Operating Expenses

Selling Expenses.  Our selling expenses increased by 5.3% from RMB7.5 million in the six months ended June 30, 2006 to RMB7.9 million ($1.0 million) in the six months ended June 30, 2007. This increase resulted primarily from (1) an increase of RMB0.2 million in commissions due to an increase in our revenues and (2) an increase of RMB0.2 million in advertisement expenses.

General and Administrative Expenses.  Our general and administrative expenses increased by 3.4% from RMB3.4 million in the six months ended June 30, 2006 to RMB3.6 million ($0.5 million) in the six months ended June 30, 2007. The increase resulted primarily from an increase of RMB2.0 million in professional service fees, salaries, traveling expenses and rental expenses related to the establishment of Agria Corporation and Agria China, partly offset by (1) a reversal of RMB1.2 million bad debt provision recorded in a previous period, as we subsequently collected the outstanding debts in full in the six months ended June 30, 2007 and (2) a decrease of RMB0.3 million in corporate expenses.

Research and Development Expenses.  Our research and development expenses decreased by 61.5% from RMB2.6 million in the six months ended June 30, 2006 to RMB1.0 million ($0.1 million) in the six months ended June 30, 2007. The decrease was primarily caused by the research and development expense of RMB1.5 million that we incurred in the six months ended June 30, 2006 that we did not incur in the six months ended June 30, 2007.

Operating Profit.  As a result of the foregoing factors, our operating profit increased by 1.3% from RMB143.4 million in the six months ended June 30, 2006 to RMB145.3 million ($19.1 million) in the six months ended June 30, 2007.

Other Income.  Our other income decreased from RMB965,000 in the six months ended June 30, 2006 to RMB174,000 ($23,000) in the six months ended June 30, 2007. This decrease was due primarily to a decrease of RMB0.8 million in the sales of sheep dung, a by-product of our sheep products.

Net Income.  As a result of the foregoing factors, our net income increased from RMB142.1 million in the six months ended June 30, 2006 to RMB143.4 million ($18.8 million) in the six months ended June 30, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues.  Our total revenues increased by 27.5% from RMB384.1 million in 2005 to RMB489.7 million ($64.3 million) in 2006, resulting primarily from the increase in revenues from our sheep breeding segment and, to a lesser extent, our seedling segment.

Revenues from our corn seed segment remained unchanged at RMB245.6 million ($32.3 million) in 2006 compared with 2005, primarily due to an increase of RMB0.5 million in revenues from our proprietary corn seeds, offset by a decrease of RMB0.5 million in revenues from our generic corn seeds and other corn seeds that we distributed. Sales volume of our proprietary corn seeds increased from 12,310 tonnes in 2005 to 14,457 tonnes in 2006. To increase our production capacity, we expanded the farmland to which we had access for our corn seed production from 12,980 acres in 2005 to approximately 16,460 acres in 2006. Increase in sales volume of our proprietary corn seeds was offset by a reduction of the selling price of our proprietary corn seeds due to changes in demand and supply and our effort to expand our market share. The average unit sales price of our proprietary products Primalights III — 591, Primalights III — 391, Primalights III — 891 and Primalights III — 28 decreased by 4.1%, 8.0%, 15.5% and 12.3%, respectively, from 2005 to 2006. The decrease in revenues from non-proprietary corn seeds resulted from a decrease of average selling prices, which was partially offset by the increase in sales volume.

Revenues from our sheep breeding segment increased by 61.6% from RMB119.5 million in 2005 to RMB193.1 million ($25.4 million) in 2006, primarily due to (1) an increase of RMB25.1 million in revenues from Primalights III hybrid sheep, as a result of a significant increase in sales volume of Primalights III hybrid sheep, partly offset by a decrease in sales volume of the breeder sheep we sold in 2006; (2) an increase of RMB53.0 million in revenues from frozen semen, as a result of an increase in sales volume as we continued to develop the Shanxi and Inner Mongolia markets and expanded into the Hebei, Shaanxi and Heilongjiang provinces; and (3) an increase of RMB4.2 million in revenues from embryos, as a result of a significant increase in sales volume of embryos.

Revenues from our seedling segment increased by 168.2% from RMB19.0 million in 2005 to RMB51.0 million ($6.7 million) in 2006, primarily due to a significant increase of sales volume which was attributable to (1) an increase in sales volume of our date seedlings as we strengthened our marketing efforts;

(2) a change in our product mix; and (3) the grafting operations commenced in 2006 which contributed revenues of RMB3.0 million.

Cost of Revenues and Gross Profit.  Total cost of revenues increased by 8.4% from RMB191.4 million in 2005 to RMB207.4 million ($27.2 million) in 2006. The increase in our cost of revenues was due primarily to the increase in cost of revenues from our sheep breeding segment and, to a lesser extent, our seedling segment. Our gross profit increased by 46.5% from RMB192.7 million in 2005 to RMB282.3 million ($37.1 million) in 2006.

Cost of revenues from our corn seed segment decreased by 2.0% from RMB147.7 million in 2005 to RMB144.7 million ($19 million) in 2006, primarily due to the lower percentage of sales of third-party corn seeds that we distributed in 2006. Third party corn seeds generally have had higher cost of revenues than other corn seed products. Gross profit from this segment increased by 3.1% from RMB97.9 million in 2005 to RMB100.9 million ($13.3 million) in 2006 primarily due to the increased weight of sales of proprietary corn seeds which yielded higher profit margins than generic seeds, partly offset by the reduction in the selling prices of proprietary corn seeds.

Cost of revenues from our sheep breeding segment increased by 38.7% from RMB37.7 million in 2005 to RMB52.3 million ($6.9 million) in 2006, primarily due to the increase in cost of feeds and depreciation of purebred foreign sheep and buildings, as a result of the increase in sales volume of Primalights III hybrid sheep and frozen semen. Gross profit from this segment increased by 72.2% from RMB81.8 million in 2005 to RMB140.8 million ($18.5 million) in 2006 due to the significant increase in sales volume of frozen semen and Primalights III hybrid sheep.

Cost of revenues from our seedling segment increased by 76.3% from RMB5.9 million in 2005 to RMB10.4 million ($1.4 million) in 2006, primarily due to the increase in depreciation of trees and cost of nutritional and medical materials, as a result of the increase in sales volume of seedlings. Gross profit from this segment increased by 210.7% from RMB13.1 million in 2005 to RMB40.7 million ($5.3 million) in 2006 due to an increase in sales volume of Primalights #1 and Primalights #2 date seedlings and the commencement of our grafting operations.

     Operating Expenses

Selling Expenses.  Our selling expenses increased by 23.6% from RMB11.3 million in 2005 to RMB14.0 million ($1.8 million) in 2006. This increase resulted primarily from an increase of RMB2.1 million in salaries and benefits for our sales personnel, which was primarily caused by an increase in the commissions that we paid due to an increase in our sales volume.

General and Administrative Expenses.  Our general and administrative expenses increased by 78.6% from RMB4.2 million in 2005 to RMB7.5 million ($1.0 million) in 2006. The increase resulted primarily from (1) an increase of RMB1.4 million in corporate expense which was in line with the expansion of business; (2) an increase of RMB0.8 million in salaries and benefits for our administrative, finance and human resources personnel; and (3) an increase of RMB0.6 million in travel expenses.

Research and Development Expenses.  Our research and development expenses increased by 26.0% from RMB3.0 million in 2005 to RMB3.7 million ($0.5 million) in 2006. The increase was primarily caused by (1) our increased spending on developing new products in cooperation with our research and development partners from RMB2.7 million in 2005 to RMB3.0 million ($0.4 million) in 2006; and (2) an increase in the salaries and benefits of our research and development personnel from RMB0.3 million in 2005 to RMB0.7 million ($0.1 million) in 2006.

Government Grants.  We received RMB0.2 million government grants in 2005, compared with RMB80,000 government grants received in 2006. The amount and timing of government grants were determined at the discretion of the relevant government authorities.

Operating Profit.  As a result of the foregoing factors, our operating profit from operations increased by 47.5% from RMB174.3 million in 2005 to RMB257.1 million ($33.8 million) in 2006.

Net Income.  As a result of the foregoing factors, our net income increased by 50.2% from RMB169.1 million in 2005 to RMB253.9 million ($33.4 million) in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.  Our total revenues increased by 152.2% from RMB152.3 million in 2004 to RMB384.1 million in 2005, resulting primarily from the significant increase in revenues from our corn seed segment.

Revenues from our corn seed segment increased significantly by 405.8% from RMB48.6 million in 2004 to RMB245.6 million in 2005, primarily due to a significant increase of 22,178 tonnes in sales volume which primarily resulted from a significant increase in sales volume of our proprietary corn seeds from 1,152 tonnes in 2004 to 12,310 tonnes in 2005 and, to a lesser extent, an increase in sales volume of our non-proprietary corn seeds from 4,402 tonnes in 2004 to 15,422 tonnes in 2005. The increase in sales volume of our proprietary corn seeds was primarily due to (1) a significant increase in sales volume of Primalights III — 891; and (2) the addition of three newly-developed proprietary products, Primalights III — 591, Primalights III — 391 and Primalights III — 28, to our corn seed product offerings which contributed an aggregate of RMB26.5 million in revenues in 2005. To increase our production capacity, we expanded the farmland to which we had access for our corn seed production from approximately 5,000 acres in 2004 to approximately 13,000 acres in 2005.

Revenues from our sheep breeding segment increased by 28.6% from RMB92.9 million in 2004 to RMB119.5 million in 2005, primarily due to (1) an increase of RMB17.7 million in revenues from sales of Primalights III hybrid sheep due to a significant increase in sales volume of Primalights III hybrid sheep; (2) the addition of Small-tailed Han Sheep to our breeder sheep offerings in 2005; and (3) an increase of RMB14.9 million in revenues from frozen semen, due to an increase in sales volume of frozen semen as we continued to develop the Shanxi and Inner Mongolia markets. The increase in revenues from sheep breeding and frozen semen was partly offset by a decrease of RMB7.5 million in revenues from embryos.

Revenues from our seedling segment increased by 75.8% from RMB10.8 million in 2004 to RMB19.0 million in 2005, primarily due to a significant increase of sales volume.

Cost of Revenues and Gross Profit.  Our cost of revenues increased by 160.2% from RMB73.6 million in 2004 to RMB191.4 million in 2005. The increase in our cost of revenues was due primarily to the increase in cost of revenues from our corn seed segment. Our gross profit increased by 144.8% from RMB78.7 million in 2004 to RMB192.7 million in 2005.

Cost of revenues from our corn seed segment increased by 343.5% from RMB33.3 million in 2004 to RMB147.7 million in 2005, primarily due to an increase in the costs paid to the farmers for the seeds they grew for us, as a result of the increase in sales volume of our corn seeds, especially our proprietary corn seeds. Gross profit from this segment increased by 541.9% from RMB15.2 million in 2004 to RMB97.9 million in 2005 due to an increase in sales volume and an increased proportion of sales of proprietary corn seeds which yielded higher profit margins.

Cost of revenues from our sheep breeding segment increased by 20.9% from RMB31.2 million in 2004 to RMB37.7 million in 2005, primarily due to the increase in cost of feeds and depreciation of purebred foreign sheep, buildings and equipment, as a result of the increase in sales volume of breeder sheep, Primalights III hybrid sheep and frozen semen. Gross profit from this segment increased by 32.5% from RMB61.7 million in 2004 to RMB81.8 million in 2005 due to the significant increase in sales volume of frozen semen.

Cost of revenues from our seedling segment decreased by 34.5% from RMB9.1 million in 2004 to RMB5.9 million in 2005, primarily due to the fair value recognition of assets (including the inventory of seedlings) and liabilities of P3A as of December 31, 2003 as a result of our acquisition. This resulted in an increase in the value of inventory in the amount of RMB2.3 million as of December 31, 2003. When such inventories were sold in 2004, the cost of revenues was increased accordingly. Gross profit from this segment increased by 640.7% from RMB1.8 million in 2004 to RMB13.1 million in 2005 due to the significant increase in sales volume of Primalights #1 and Primalights #2 date seedlings which yielded high profit margins and the commencement of our grafting operations.

     Operating Expenses

Selling Expenses.  Our selling expenses increased by 132.8% from RMB4.9 million in 2004 to RMB11.3 million in 2005. This increase was due primarily to (1) an increase of RMB4.8 million in salaries and benefits for our sales personnel, which was primarily caused by an increase in the sales commissions that we paid due to an increase in our sales volumes; and (2) an increase of RMB1.1 million in our promotional expenses, as we continued to expand our promotional activities.

General and Administrative Expenses.  Our general and administrative expenses decreased by 30.2% from RMB6.0 million in 2004 to RMB4.2 million in 2005 primarily due to the one-time payment of RMB2.9 million to the former shareholders of P3A in 2004 in connection with our acquisition of P3A. The impact was partly offset by the increase of RMB1.2 million in bad debt provision.

Research and Development Expenses.  Our research and development expenses decreased by 58.7% from RMB7.2 million in 2004 to RMB3.0 million in 2005. The decrease was primarily because there were fewer research and development projects in 2005.

Government Grants.  We received RMB1.5 million government grants in 2004, compared with RMB0.2 million government grants received in 2005. The amount and timing of government grants were determined at the discretion of the relevant government authorities.

Operating Profit.  As a result of the foregoing factors, our operating profit from operations increased by 180.8% from RMB62.1 million in 2004 to RMB174.3 million in 2005.

Net Income.  As a result of the foregoing factors, our net income increased by 192.7% from RMB57.8 million in 2004 to RMB169.1 million in 2005.

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities and financing activities, consisting of bank borrowings and loans from related parties. As of June 30, 2007, we had RMB325.6 million ($42.8 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use. Although we consolidate the results of P3A, we can only receive cash payments from P3A pursuant to our contractual arrangements with P3A and its shareholders. See “Related Party Transactions — Contractual Arrangements with P3A and Its Shareholders.”

Inventories and accounts receivable are the two principal components of our current assets. Our inventories were RMB58.0 million ($7.6 million) and RMB53.3 million ($7.0 million) as of December 31, 2006 and June 30, 2007, respectively. Our inventories decreased by RMB4.7 million ($0.6 million) from December 31, 2006 to the six months ended June 30, 2007 primarily due to a decrease of RMB15.6 million in our corn seeds inventories, as a result of the seasonality of the seed time and harvest time of our corn seeds. We primarily collect corn seeds from our contracted village collectives from September through February of the next year and sell the corn seeds to our customers prior to the spring seedtime from April to May. As a result, our corn seeds inventories generally reach seasonal peaks at the end of each year. The decrease was partly offset by (1) an increase of RMB8.8 million in our breeder sheep inventories primarily due to our relatively lower inventories in the winter season, and (2) an increase of RMB3.1 million in our seedling inventories as we maintained relatively lower seedling inventories in the winter season. Our accounts payable remained relatively stable from December 31, 2006 to June 30, 2007.

Our accounts receivable were RMB156.4 million ($20.5 million) and RMB167.0 million ($21.9 million) as of December 31, 2006 and June 30, 2007, respectively. Accounts receivable were a significant component of our current assets in the six months ended June 30, 2007. The increase in our accounts receivable was primarily due to (1) an increase in our sales of seedlings and sheep breeding products; (2) the shift in our payment terms for sales of seedlings and sheep breeding products. In 2006, when selling seedling and sheep breeding products, we generally required our customers to make variable upfront payments, which may be up to 100% of the purchase prices; starting from 2007, in order to maintain our market share and competitive position, we no longer require such upfront payments from our major customers and our long-term customers and (3) our provision of longer credit terms for our major customers and our long-term customers in order to attract more purchase orders and recurring business.

We incurred capital expenditures of RMB70.5 million ($9.3 million) and RMB32.3 million ($4.2 million) in 2006 and the six months ended June 30, 2007, respectively. Our capital expenditures were made primarily to purchase land use rights for our production base, fixed assets, other assets and technologies. Our capital expenditures are primarily funded by cash provided from operating activities. For the second half of 2007, we expect to incur capital expenditures of approximately RMB193.9 million ($25.5 million).

We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions that we may pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Net cash provided by operating activities	58,062	140,447	162,051	21,289	73,316	94,234	12,380
Net cash used in investing activities	(51,197)	(99,130)	(51,309)	(6,741)	(15,318)	(27,134)	(3,565)
Net cash used in financing activities	(1,160)	(32,849)	(97,437)	(12,800)	(39,095)	215,680	28,335
Net increase in cash and cash equivalents	5,705	8,468	13,305	1,748	18,903	282,780	37,150
Cash and cash equivalents at the beginning of the year	15,304	21,009	29,477	3,872	29,477	42,782	5,620
Cash and cash equivalents at the end of the year	21,009	29,477	42,782	5,620	48,380	325,562	42,770

Operating Activities

Net cash provided by operating activities in the six months ended June 30, 2007 was RMB94.2 million ($12.4 million), resulting primarily from (1) our net income of RMB143.4 million ($18.8 million); (2) an add-back of non-cash expenses including depreciation of fixed assets and other assets of RMB4.8 million ($0.6 million) and amortization of intangible assets of RMB2.6 million ($0.3 million), respectively, and (3) an add-back of imputed interest on ultimate controlling shareholder’s loan of RMB1.0 million ($0.1 million). The foregoing effects were offset in part by (1) an increase in prepayments and other current assets of RMB54.1 million ($7.1 million) primarily due to the increase in advances to village collectives; (2) an increase in accounts receivable of RMB9.3 million ($1.2 million) due to an increase in our sales and the longer credit terms provided to selected customers in order to attract larger orders from them and (3) a decrease of RMB6.2 million ($0.8 million) in accounts payable due primarily to the decrease in our inventories purchases.

Net cash provided by operating activities in 2006 was RMB162.1 million ($21.3 million). Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB253.9 million ($33.4 million), (2) an add-back of non-cash expenses including depreciation of fixed assets and other assets of RMB8.9 million ($1.2 million) and amortization of intangible assets of RMB4.5 million ($0.6 million), respectively, and (3) a decrease in our inventories of RMB24.7 million ($3.2 million) as a result of the increase in our sales of corn seeds and seedlings and the decrease in our inventory purchases from farmers in order to lower our storage costs. The foregoing effects were offset in part by (1) an increase in accounts receivable of RMB90.8 million ($11.9 million) due to a significant increase in our sales and the longer credit terms provided to selected customers in order to attract bigger orders from them, (2) a decrease of RMB29.2 million ($3.8 million) in accounts payable due primarily to the decrease in our inventory purchases from farmers, and (3) an increase in prepayments and other current assets of RMB14.5 million ($1.9 million) primarily due to the increase in advances to village collectives.

Net cash provided by operating activities in 2005 amounted to RMB140.4 million. Net cash provided by our operating activities in 2005 resulted primarily from (1) our net income of RMB169.1 million, (2) an add-back of non-cash expenses including depreciation of fixed assets and other assets of RMB8.1 million and amortization of intangible assets of RMB3.3 million, respectively, (3) an increase in accounts payable of RMB38.7 million due to the increase in our inventory purchases from farmers, and (4) an increase in accrued expenses and other expenses of RMB2.8 million due to the unpaid sales commission and directors’ bonus. The foregoing effects were offset by other factors, including an increase in accounts receivable of RMB50.7 million due to a significant increase in our sales, and an increase in inventory of RMB40.0 million.

Net cash provided by operating activities in 2004 was RMB58.1 million, resulting primarily from (1) our net income of RMB57.8 million, (2) an add-back of non-cash expenses including depreciation of fixed assets of RMB 5.1 million, and (3) an increase in accounts payable and accrued expenses and other liabilities of RMB9.2 million and RMB3.2 million, respectively. The foregoing effects were offset by other factors, including an increase in accounts receivable of RMB11.0 million, and an increase in prepayments, deposits and other receivables of RMB11.8 million.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2007 was RMB27.1 million ($3.6 million), due primarily to the cash outflows for purchases of fixed assets and other assets of RMB16.3 million ($2.1 million) and acquisition of intangible assets such as land use rights and technology of RMB11.8 million ($1.5 million).

Net cash used in investing activities in 2006 was RMB51.3 million ($6.7 million), due primarily to the cash outflows from purchases of fixed assets and other assets of RMB43.7 million ($5.7 million), and acquisition of intangible assets such as land use rights and technology of RMB16.2 million ($2.1 million). These cash outflows were offset in part by our receipt of proceeds of RMB9.5 million ($1.2 million) from the disposal of fixed assets and other assets.

Net cash used in investing activities was RMB99.1 million in 2005, resulting primarily from cash outflows from acquisition of intangible assets such as land use rights and technology of RMB61.8 million, and purchases of fixed assets and other assets of RMB37.4 million.

Net cash used in investing activities was RMB51.2 million in 2004, resulting primarily from purchases of fixed assets and other assets of RMB49.5 million.

Financing Activities

Net cash provided by our financing activities was RMB215.7 million ($28.3 million) in the six months ended June 30, 2007, resulting primarily from a loan of RMB222.4 million ($29.2 million) from a shareholder in connection with the funding of the registered capital of Agria China, and our proceeds from issuance of preference shares and ordinary share redemption rights of RMB76.2 million ($10 million). These cash inflows were partly offset by our dividend payment to shareholders of RMB50.5 million ($6.6 million), and our repayment of short-term borrowings of RMB36.9 million ($4.8 million).

Net cash used in our financing activities was RMB97.4 million ($12.8 million) in 2006, resulting primarily from our dividend payment to shareholders of RMB110.4 million ($14.5 million), and our repayment of bank loans and loans from P3A’s record shareholders of RMB22.3 million ($2.9 million) and RMB10.0 million ($1.3 million), respectively. These cash outflows were partly offset by new bank loans of RMB45.3 million ($6.0 million).

Net cash used in our financing activities amounted to RMB32.8 million in 2005. Net cash used in financing activities in 2005 resulted primarily from our dividend payment to shareholders of RMB24.3 million, and our repayment of bank loans and loans from record shareholders of P3A of RMB24.3 million and RMB10.8 million respectively. These cash outflows were partly offset by new bank loans of RMB26.5 million.

Net cash used in our financing activities was RMB1.2 million in 2004, resulting primarily from repayment of bank loans and loans from record shareholders of P3A of RMB11.0 million and RMB9.6 million respectively, partly offset by new bank loans of RMB19.4 million.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

		Payment Due by December 31,
	Total	2007	2008	2009	2010	Thereafter
	(in RMB thousands)

Short-term borrowings(1)	39,311	39,311	—	—	—	—
Operating lease obligations(2)	40,591	4,217	4,231	2,891	499	28,753
Purchase obligations(3)	338,482	32,138	30,974	30,974	30,974	213,422
Other long-term liabilities reflected on the balance sheet	8,996	—	204	204	204	8,384

Total	427,380	75,666	35,409	34,069	31,677	250,559

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2007:

		Payment Due
		Six
		months
		ending
		December 31,	Year ending December 31,
	Total	2007	2008	2009	2010	Thereafter
	(in RMB thousands)

Short-term borrowings(1)	8,881	8,881	—	—	—	—
Operating lease obligations(2)	157,698	35,057	46,435	45,095	1,366	29,745
Purchase obligations(3)	446,738	20,854	41,708	41,708	41,708	300,760
Other long-term liabilities reflected on the balance sheet	8,996	—	204	204	204	8,384

Total	622,313	64,792	88,347	87,007	43,278	338,889

(1)	Includes short term borrowings, current portion of long-term debt and future interest obligations.

(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(3)	Represents commitments for the purchase of corn seeds, property, plant and equipment and acquired intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2006 or June 30, 2007, as we have not received related goods or services or taken title to the properties.

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2006 and June 30, 2007.

Indebtedness

As of December 31, 2005 and 2006, we had RMB15.4 million and RMB38.4 million ($5.0 million), respectively, in outstanding borrowings. As of December 31, 2005 and 2006, RMB12.9 million and RMB36.9 million ($4.8 million), respectively, of our outstanding borrowings obtained from financial institutions were due within one year (excluding current portion of long-term borrowings). Our short-term borrowings outstanding as of December 31, 2005 and 2006 bore an average annual interest rate of 9.49% and 7.054%, respectively. As of December 31, 2006, RMB8.4 million ($1.1 million) of our short-term borrowings were guaranteed by Taiyuan Relord Enterprise Development Group Co., Ltd., or Taiyuan Relord, a related party of P3A RMB4.5 million ($0.6 million) of our short-term borrowings were jointly guaranteed by Taiyuan Relord and Taiyuan Haoyu Material Co., Ltd., and RMB24.0 million ($3.2 million) of our short-term borrowings were secured by the date trees owned by P3A, our consolidated affiliated entity.

As of December 31, 2005 and 2006, we had RMB2.5 million and RMB1.5 million ($0.2 million), respectively, in long-term bank borrowings (including current portion of such borrowings). These borrowings were obtained from financial institutions. As of December 31, 2006, our outstanding long-term bank borrowings bore a fixed interest rate of 5.76% and were guaranteed by Taiyuan Chuangxin Credit Guarantee Company, an independent guarantee company. We paid certain fees to it for providing the guarantee.

As of June 30, 2007, we had RMB8.4 million ($1.1 million) in outstanding borrowing. Our outstanding borrowing was obtained from a financial institution and is due within one year after the date of borrowing. The borrowing, which is guaranteed by Taiyuan Relord, bears an annual interest rate of 11.448%.

As of December 31, 2006 and June 30, 2007, the amount due to our controlling shareholder, Brothers Capital Limited, was RMB30.0 million ($3.9 million) and RMB255.7 million ($33.6 million), respectively.

Off-balance Sheet Commitments and Arrangements

We have guaranteed a short-term bank loan in the amount of RMB1.5 million extended to Taiyuan Relord on June 30, 2007. We did not receive any fee for providing the guarantee. The bank loan is repayable on December 27, 2007 and the guarantee will be released when the bank loan is repaid.

We have guaranteed a short-term bank loan in an amount of RMB1.5 million extended to Taiyuan Relord on December 31, 2006 and a short-term bank loan in amount of RMB2.0 million extended to Taiyuan Baojia on December 31, 2006. These bank loans were repaid and the guarantees were released subsequent to December 31, 2006. Such off-balance sheet arrangements were not material to our liquidity, capital resources, market risk support, credit risk support or other benefits. We did not have any revenues, expenses or cash flows arising from providing such guarantees, and the termination of such arrangements did not have any material effect on us. The maximum amount of undiscounted payments we would have had to make in the event of default by the borrowers was RMB3.5 million as of December 31, 2006. In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” a guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. We have determined the fair value of the guarantees in each of the periods to be insignificant. Accordingly, we have not recorded any liabilities for these guarantees as of December 31, 2006 and June 30, 2007.

We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2006 and June 30, 2007, substantially all of our cash and cash equivalents were managed by several financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on our customers and our ongoing monitoring of outstanding balances.

Current Vulnerability Due to Certain Other Concentrations

Our operations may be adversely affected by significant political, economic and social uncertainties in China. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of our businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of fixed assets, intangible assets, and imputed interest on related party loan. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant judgments and estimates used in the preparation of our financial statements.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a variable interest entity, or VIE, for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation.

FIN46-R defines and identifies VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved, or are conducted on behalf of, an investor with a disproportionately small voting interest. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. Through the various contractual arrangements with P3A (the Company’s VIE) and its shareholders, Agria China has the ability to (i) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; (ii) receive substantially all of P3A’s earnings and other economic benefits to the extent permissible under PRC law; the management of Agria China intends to do so; and (iii) exercise an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law. Agria China has the ability to cause P3A to change the terms of the various service arrangements at any time such that it can receive substantially all of P3A’s earnings and other economic benefits. Also, Agria China has the right to receive from P3A’s shareholders any dividends or distributions that they receive. See “Corporate History and Structure.” Based on the above, we have determined that we are the primary beneficiary of P3A and have consolidated its financial results.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined not to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is written off after all collection efforts have ceased. Our ability to make an accurate assessment of our allowance for doubtful accounts is impacted by various factors such as rapid changes in the business environment that will affect our customers’ ability to pay us and the need to exercise judgment in assessing conditions that may indicate troubled collection.

Property, Plant and Equipment, Intangible Assets and Other Assets (“Long-lived Assets”)

In addition to the original cost of long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142 provides that intangible assets that have finite lives will be amortized over their estimated useful lives. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. In estimating the useful lives and impairment events relating to our long-lived assets, we considered factors such as the intended use of such assets, technological advancements in similar long-lived assets and market conditions that could affect our ability to recover the carrying value of our long-lived assets. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Revenue Recognition

The Group’s primary business activity is to produce and sell corn seeds, sheep breeding products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue

Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.

For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, provided all other revenue recognition criteria are met, the contingent fee is recognized as revenue only when the growth criteria are met, which generally takes place within one month of delivery of the seedlings.

Contingencies

Our consolidated affiliated entity, P3A, has been exempted from enterprise income tax since 2002 based on the approval received from the local tax authority in Shanxi. P3A expects to continue to enjoy this income tax exemption until its exemption status is modified or repealed by the relevant tax authority based on our legal counsel’s assessment of the existing PRC tax law.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Company is currently assessing the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

INDUSTRY BACKGROUND

China’s Agricultural Industry

China’s economy has grown rapidly in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product in 2006 was RMB20.9 trillion ($2.7 trillion), which represented growth at a CAGR of 13.8% from 2001 to 2006, making China one of the fastest growing economies in the world. China’s agricultural industry has also grown significantly, driven by the growth of the overall economy. According to the China Statistical Abstract, in 2006, China’s agricultural output totaled RMB2,155 billion ($283.1 billion), accounting for 10.3% of gross domestic product and representing growth at a CAGR of 8.3% from 2001 to 2006. The increase in China’s agricultural production is the result of an increase in the consumption of food products such as crops and meat proteins for human and animal nutrition, as well as food products for industrial uses, such as fuels and materials. However, while domestic production has grown, it has not kept pace with consumption, resulting in imports of many agricultural products such as corn seed and sheep.

Despite its recent rapid growth, the agricultural industry in China remains at an early stage of modernization, with significant manual labor and less usage of advanced machinery and irrigation than that of developed economies. In an effort to modernize and promote development of the agricultural industry in China, the Chinese government has provided substantial financial support to agricultural and related businesses through low interest loans, preferential tax treatments, financial subsidies and other measures. In the meantime, Chinese farmers are increasingly using improved production techniques and products, including hybrid seeds and sheep breeding products.

Corn Industry

China is the world’s second largest corn producer after the United States. In 2005, it produced approximately 131 million tonnes of corn, or 19% of total global production. Coincident with the growth of its economy and the agricultural industry, corn production in China has grown at a CAGR of 4.3% from 2000 to 2005, more than twice than the growth rate of the United States.

Top Five Corn Production Countries (2005)

				Production Volume	Corn Consumption
Ranking	Countries	Annual Production Volume	Annual Yield	CAGR (from 2000 to 2005)	per Capita (2005)
		(Million tonnes)	(Kg/hectare)		(g/capita/day)

1	USA	280.2	9,316	2.0%	158
2	China	131.1	5,001	4.3%	29
3	Brazil	34.9	3,040	1.7%	78
4	Mexico	20.5	2,563	1.8%	326
5	Argentina	19.5	7,117	4.0%	36

Source: China Agriculture Yearbook 2006, FAOSTAT

Corn is used primarily as animal feed, particularly for chickens and pigs, as well as food for human consumption. According to the China National Grain and Oil Information Center, in 2005 and 2006, 71.2% of China’s total corn production was used to produce animal feed, 20.4% was used for industrial purposes to produce corn starch, alcohol and ethanol, and approximately 5.3% was used as food for human consumption.

The increasing demand for corn in China has been partially driven by the increasing demand for animal feed, which in turn has been driven by the significant growth in meat consumption as a result of the recent rapid growth in per capita disposable income in China. The following chart shows the growth in per capita annual household income and meat consumption in China from 2000 to 2005.

Per Capita Household Income and Meat Consumption in China

Year	2000	2001	2002	2003	2004	2005
Total Meat Consumption (million tonnes)	60.4	63.5	67.9	71.3	75.5	78.8
Meat Consumption per Capita (kg)	47.7	49.8	52.9	55.2	58.1	60.3

Source: FAOSTAT, China National Bureau of Statistics

In addition to increased demand for use in animal feed, China has experienced a rapid increase in demand for corn for industrial uses, such as the production of starch, alcohol (including fuel ethanol), gourmet powder, crystal-glucose and lysine. According to the China National Grain & Oil Information Centre, during the period from the year ended October 31, 2001 to the year ended October 31, 2006, the industrial consumption of corn in China grew at a CAGR of 17.1%, the fastest among all categories of corn use during the same period. China used 27.0 million tonnes of corn for industrial use in the year ended October 31, 2006, which accounted for 19.6% of total corn consumption, as compared to 9.1% in the year ended October 31, 2001.

For more than two decades, China was one of the world’s largest net corn exporting countries. However, due to the rapid increase in domestic demand for corn in China, China now exports significantly less corn than it used to and its imports of corn have increased considerably. In 2006, China imported 65,125 tonnes of corn, 15.7 times the amount in 2005. While corn exports were still more than three million tonnes in 2006, they were 81% lower than in 2003.

Corn Exports and Imports in China

Year	2000	2001	2002	2003	2004	2005	2006

Corn Export (million tonnes)	10.5	6.0	11.7	16.4	2.3	8.6	3.1
Corn Import (thousand tonnes)	0.3	36.0	6.3	0.1	2.3	3.9	65.1

Source: China Customs

Despite a relatively small increase in the acreage of land used for corn production, corn production in China has increased at a faster rate than corn planting area during the period from 2000 to 2005.

Corn Production in China

							CAGR
Year	2000	2001	2002	2003	2004	2005	(2000-2005)

Production Volume (million tonnes)	106.0	114.1	121.3	115.8	130.3	131.1	4.3%
Planting Area (million hectares)	23.1	24.3	24.6	24.1	25.4	26.4	2.7%

Source: China Agriculture Yearbook 2006

We believe production of, and demand for, corn are likely to continue to rise as China’s economy further develops, driven by increasing demand across all major uses of corn. Given limitations on land available for corn production, we believe use of hybrid corn seeds that can produce corn with characteristics such as high-yielding, drought or pest resistance, or high oil content is also likely to continue to increase. As competition for suitable land in China for other crops continues while demand for corn increases, Chinese farmers may be inclined to utilize better production methods to increase yields and improve the quality and attributes of their corn products. According to the China Agriculture Yearbook 2006, in 2005, average corn production per hectare in China was 5,001 kg compared to an average of 9,316 kg per hectare in the United States. Increasing use of high quality corn seeds specifically developed for local conditions may improve corn yields in China. According to FAOSTAT, in 2005, China’s corn consumption per capita per day was 29 grams, which was substantially lower than that of other major corn production countries, such as the U.S., Brazil and Mexico, whose corn consumption per capita per day was 158 grams, 78 grams and 326 grams, respectively. We believe the relatively lower corn consumption per capita in China, coupled with the rapid increase in domestic demand for corn, demonstrates significant potential for China’s corn market to further grow.

Corn prices in China have generally fluctuated to follow the global trend. For instance, the average corn price in China increased by 42.3% from RMB0.96 ($0.13) per kilogram in 2000 to RMB1.36 ($0.18) per kilogram in 2006, while the average corn price on the Chicago Board of Trade, or CBT, increased by 28.4% from $1.87 per bushel in 2000 to $2.41 per bushel in 2006. The following charts set forth daily corn prices in China and on CBT for the periods indicated.

Price in China	CBT Price

Source: China Animal Husbandry Statistics	Source: CBT - No. 2 Yellow Corn SPOT Price

Sheep and Goat Husbandry Industry

According to FAOSTAT, in 2005, China had approximately 171 million sheep and 196 million goats, the largest flocks of their kind, and China consumed more mutton and wool than any other country. The following charts set forth the sheep and goat flocks of top 10 countries in 2005.

Sheep Flock of Top 10 Countries (2005)	Goat Flock of Top 10 Countries (2005)
(sheep in millions)	(goats in millions)

Source: FAOSTAT	Source: FAOSTAT

The rising affluence in China has led to increased meat consumption and production, including consumption of mutton. According to FAOSTAT, mutton production in China increased at a CAGR of 9.7% from 2.74 million tonnes in 2000 to 4.36 million tonnes in 2005, mutton consumption as a percentage of total meat consumption in China increased from 4.2% in 2000 to 6.4% in 2005, and domestic mutton price in China increased from RMB9,627.0 ($1,264.7) per ton in 1995 to RMB19,590.5 ($2,573.6) per ton in 2005. The following charts set forth the mutton and wool consumption data of selected countries.

Top Mutton Consumption Countries (2005)

Total Mutton
Country	Consumption
(’000 tonnes)

China	5,074
India	696
Pakistan	545
Iran	525
Sudan	384
UK	355
Turkey	306
Australia	293
Nigeria	249
Spain	238

Source:	FAOSTAT

Top Wool Consumption Countries (2006)*

Total Wool
Country/Region	Consumption
(’000 tonnes)

China	425
EU25	260
Former Soviet Union Countries	85
Japan	18
USA	14
Others	447

World Total	1,249

Source:	International Wool Trade Organization; Economist Intelligence Unit

*	Year ended June 30, 2006

China’s flocks are concentrated in Inner Mongolia, Henan, Shandong and Xinjiang. The average flock size per sheep farm is far smaller than in other major sheep producing countries such as Australia or New Zealand. Due to the relatively small flock size in China, it is not economically viable for each sheep farm to own breeder sheep/goats. As a result, Chinese farmers do not typically own their own breeder sheep/goats and, instead, tend to use artificial insemination and other cost-effective breeding techniques.

Compared to the sheep/goat flocks of developed countries, China’s flocks on average produce lower quality and quantity of wool and meat. According to FAOSTAT, in 2005, the average meat produced per sheep in China was approximately 15 kg compared to an average of 20.0 kg in Australia and 20.0 kg in the United Kingdom. China has been improving the quality of its sheep/goat flocks, which has created significant demand for breeder sheep/breeder goats and related cost-effective breeding products as well as relevant scientific research. This demand creates opportunities for companies that are engaged in research and commercialization of breeding products, such as frozen sheep semen, embryos, breeder sheep and goats. Breeder sheep and goats are used in rapid reproduction or artificial reproduction methods to spread desired genes widely in a flock. According to China Customs, 12,958 breeder sheep and 10,475 breeder goats were imported into China from 2000 to 2005. We believe domestically-developed breeder sheep with high reproductive capability, good local adaptability and reasonable prices and related sheep breeding products will be in high demand in China.

Seedling Industry

The rapid urbanization, rising affluence and deteriorating environmental condition in China have increased the need for urban tree planting. Urbanization causes rapid growth of city spaces, creating the need for urban greening. Many local governments in China responded by planting trees in public places. According to the 2001 and 2006 National Greenery Status Reports of China, as of March 2006, national urban green coverage rate was 32.54% (compared to 28.15% in 2001), green land rate was 28.51% (compared to 23.67% in 2001) and public green land per capita was 7.89 square meters, which represented an increase of 15.5% over that of 2001. In addition, property developers are also responding to consumer demand for more green space within their property developments. The China Forestry Bureau forbids the transplanting of natural forest, and therefore, new trees to be planted in China must be cultivated from seedlings.

Similarly, due to the deteriorating environmental condition in many areas in China, the Chinese government is introducing and providing support to a number of tree planting programs in rural areas. One of the programs is the “Reducing Farmland and Developing Forest” program. According to the National Greenery Status Report of China, this tree planting program covered approximately 9.33 million acres of land in 2005.

In December 1981, the State Council of China promulgated the Guidelines relating to the Voluntary Planting Campaign, which encourages PRC citizens to participate in a national planting program. According to the 2006 Report on National Green Land released by the Office of the National Planting Committee, 2.16 billion trees were planted in 2006 in China.

The demand for fruit berries for human consumption is increasing due to the increased disposable income of Chinese consumers and the increasing recognition of the nutritional benefits of fruit berries. With its diverse geography and relatively low labor costs, China is well suited for the production of such plants as many fruit trees can grow on land that is not suitable for other crops and fruit berry production is labor intensive.

BUSINESS

Overview

We are a fast-growing China-based agri-solutions provider engaged in the research and development, production and sale of upstream agricultural products. We currently offer corn seeds, sheep breeding products and seedling products. Our goal is to become a leading provider of a variety of agricultural upstream products to meet evolving demands of other participants in the agricultural industry, including producers of corn, sheep and other agricultural products that are used to manufacture consumer products, such as animal feed, mutton and wool. We have experienced substantial growth in revenues and profitability in recent years. Our total revenues increased from RMB152.3 million in 2004 to RMB489.7 million ($64.3 million) in 2006, representing a CAGR, of 79.3%, and our net income increased from RMB57.8 million in 2004 to RMB253.9 million ($33.4 million) in 2006, representing a CAGR of 109.6%. In the six months ended June 30, 2007, we generated total revenues of RMB279.4 million ($36.7 million) and net income of RMB143.4 million ($18.8 million). In 2006, we achieved gross margins of 41.1% , 72.9% and 79.7% from our corn seed, sheep breeding and seedling segments, respectively, while revenues from our corn seeds, sheep breeding and seedling segments accounted for 50.2%, 39.4% and 10.4%, respectively, of our total revenues. In the six months ended June 30, 2007, revenues from our corn seeds, sheep breeding and seedling segments accounted for 47.9%, 39.6% and 12.5%, respectively, of our total revenues.

We have access to approximately 27,000 acres of farmland in seven provinces primarily through contractual arrangements, of which approximately 23,000 acres are used for production of our corn seeds, approximately 3,700 acres are used for our sheep farming and breeding activities and the remainder are used for our seedling production and research and development activities. The farmland to which we had access increased from approximately 5,000 acres as of December 31, 2004 to approximately 27,000 acres as of June 30, 2007. We own approximately 17,000 sheep consisting of nine types of purebred breeder sheep and our self-developed Primalights III hybrid sheep. In addition to our Primalights III hybrid sheep, we sell sheep breeding products which include frozen sheep semen, sheep embryos and breeder sheep. In 2006, we sold approximately 31,100 tonnes of corn seeds, 20.5 million straws of frozen sheep semen, 8,250 sheep embryos, 4,620 breeder sheep, 26,100 Primalights III hybrid sheep and a total of 21.6 million seedlings. In the six months ended June 30, 2007, we sold approximately 14,400 tonnes of corn seeds, 10.6 million straws of frozen sheep semen, 4,980 sheep embryos, 1,760 breeder sheep, 14,400 Primalights III hybrid sheep and a total of 11.6 million seedlings.

We grow corn seed products in seven provinces in China through contractual arrangements with village collectives and seed production companies under which we provide farming, harvesting and other technical guidance and supervision to farmers. We process and package corn seed products and then sell them to local and regional distributors. We produce sheep breeding products in five breeding bases located in Shanxi province and sell these products primarily to government-operated breed improvement and reproductive stations, or BIRs, breeding companies and other sheep reproduction stations and farms. Our corn seed and sheep breeding products are ultimately sold to and used by farmers in 14 provinces in China. We produce blackberry, raspberry and date seedlings and sell them directly to end users, such as municipal agencies and seedling companies. We also produce white bark pine seedlings for urban greenery. Our business is seasonal in nature. The vast majority of our corn seeds sales take place between October and May, the sales of most of our sheep breeding products occurs mainly in the spring season from March to June and the fall season from August to November and the majority of our seedling products are sold mainly in the spring season from March to June and in the fall season from September to October.

We sell both proprietary and non-proprietary agricultural products. Our proprietary products are sold under our Primalights III brand, which we believe is a well-recognized brand among our customers and end users. We own four proprietary strains of Primalights III corn seeds with different characteristics, such as high yield, disease resistance, drought resistance, high starch, and stress tolerance, to fit various climate zones in China. Sales of our proprietary corn seeds collectively accounted for approximately 55.8% of our total corn seed revenues in 2006. We have developed Primalights III hybrid sheep to meet the needs of our target markets in China. Primalights III hybrid sheep are a cross between certain high-fleshing foreign breeds and an adaptable and prevalent Chinese breed. Our research and development team works both independently and with agricultural, animal husbandry and forestry research and academic institutions in China to improve our existing products and to develop new ones. We will continue to engage in research and development across all three business segments to optimize our growing and production processes and to develop high-quality and commercially viable products.

We conduct substantially all of our operations in China through our contractual arrangements with P3A which is our consolidated affiliated entity, and through Agria China which is our wholly-owned subsidiary in China. We commenced operations in January 2004 by acquiring the business of P3A, a limited liability company incorporated under the laws of the PRC in 2000. We established a holding company, Aero-Biotech, under the laws of the British Virgin Islands in July 2005 to facilitate our future international fundraising activities. We formed Agria China as a wholly-owned subsidiary under the laws of the PRC in March 2007 to focus on research and development and other corporate activities. In preparation for this offering, we incorporated Agria Corporation under the laws of the Cayman Islands in May 2007 as our proposed listing vehicle. Agria Corporation became the holding company of Aero-Biotech in June 2007 when all of the shareholders of Aero-Biotech exchanged their shares in Aero-Biotech for shares of Agria Corporation on a pro rata basis.

Competitive Strengths

We believe that the following strengths have contributed to our current market position:

Fast-Growing China-based Agri-Solutions Provider.  We are a fast growing China-based agri-solutions provider engaged in the research and development, production and sale of upstream agricultural products in China. Since 2004, we have expanded the production capacity in the corn seed segment by obtaining access to additional farmland across major geographic regions in China. We currently have access to approximately 27,000 acres of farmland in seven provinces primarily through contractual arrangements, compared to 5,000 acres in 2004. We have expanded the production capacity of the sheep breeding segment by increasing the size of our sheep flocks. We currently own approximately 7,000 breeder sheep/goats and approximately 9,700 Primalights III hybrid sheep, compared to approximately 7,700 breeder sheep and approximately 3,800 Primalights III hybrid sheep in 2004. As a result, we have experienced substantial growth since 2004. Our total revenues increased from RMB152.3 million in 2004 to RMB489.7 million ($64.3 million) in 2006, representing a CAGR of 79.3%, and our net income increased from RMB57.8 million in 2004 to RMB253.9 million ($33.4 million) in 2006, representing a CAGR of 109.6%. In the six months ended June 30, 2007, we generated total revenues of RMB279.4 million ($36.7 million) and net income of RMB143.4 million ($18.8 million). During the period from September 20, 2007 to October 11, 2007, we secured customer contracts to sell a total of approximately 13,956 tonnes of our proprietary corn seeds and approximately 16,246 tonnes of our non-proprietary corn seeds.

A Diversified Portfolio of Commercially Successful Products.  We have a diversified portfolio of commercially successful products covering three upstream agribusiness segments, namely, corn seed, sheep breeding and seedlings products. Within each of our three agribusiness segments, we produce a diverse array of products:

•	We produce four types of proprietary corn seed products with one or more of the following special characteristics: high yield, disease resistance; drought resistance; high starch content; and stress tolerance. We are developing more varieties of corn seeds with these characteristics, as well as seeds for corn with a high oil content and pest resistance corn.

•	We produce sheep breeding products from various well-recognized foreign pure breeds including Poll Dorset, Suffolk, Texel, Merino and Dorper, as well as domestic pure breed sheep. Our sheep breeding business consists primarily of the production and sale of frozen semen, embryos, purebred breeder sheep and our Primalights hybrid III sheep.

•	We produce a selected variety of seedlings including raspberry, blackberry, date and white bark pine, using advanced techniques such as tissue culture technologies for date, raspberry and blackberry seedlings, nutritional technologies for pine, and branch grafting for date seedlings.

We believe our diverse portfolio of products provides us with a number of advantages, including the following:

•	We have multiple growth areas within each of our three agribusiness segments.

•	The diversity of our products may mitigate risks arising from one particular segment of our agribusiness.

•	We share management, marketing and research and development resources across our product lines, including working with academic and research institutions that engage in research across different agricultural product lines.

Strategic Locations and Extensive Local Knowledge and Experience.  Our core production base is strategically located in Shanxi province in the northern region of China, which is one of the largest corn seed production areas in China and is highly suited to growing corn seeds, breeding sheep and growing seedling products due to its geographical and climate conditions. In addition, we have a winter production base for parent corn seed development in Hainan province, China’s most southerly province. This base enables us to harvest an additional generation of seeds within each twelve-month period. We have a deep understanding of the needs and preferences of the local markets where our products are sold (in particular the Shanxi market) as a result of our established presence in these markets. Our understanding of these local markets is enhanced by our proactive educational outreach and problem-solving consultations with distributors and farmers, giving us strong familiarity with the local natural environment and the needs of local farmers.

Strong Marketing and Customer Support and Extensive Distribution Network.  We believe we have established marketing and distribution systems that have contributed to our past growth.

•	We have dedicated teams that provide marketing and customer service at the pre-sales, sales and post-sales stages. We organize site visits and field demonstrations to educate farmers and distributors. Our customer service at the sales stage includes assisting customers in selecting the products suitable for their particular needs. When sales are carried out by distributors, we work to ensure that the distributors have a solid knowledge of our products, the needs of our end customers, and how our products serve those needs. Our customer service at the post-sales stage includes continued consultation and site visits to both farmers and distributors.

•	We also have an extensive third-party distribution network for our corn seeds, consisting of over 110 local and regional distributors in 12 provinces. Similarly, we distribute our sheep breeding products through an extensive network of breed improvement and reproductive stations, plant cultivation companies and government operated entities within Shanxi that serve farmers directly. We sell our seedling products through different distribution channels for each of our seedling products. Our distribution network for our three business segments covers 15 provinces throughout China.

Effective Operations Management and Quality Control System.  We have received an ISO 9001/2000 International Quality Management System Certificate for our operations management system. Our quality management for the production of our corn seed, sheep breeding and seedling products involves rigorous quality control and inspection procedures. For corn seed production, we carefully select parent seeds before growing seeds on a mass scale. During the entire production process, we continually provide technical guidance to the village collectives and seed production companies that are contracted to grow our seeds, and we supervise the production and harvest process. We also apply quality control and management standards to the production of our sheep breeding and seedling products.

Strong Research and Development Capabilities.  We focus our research and development efforts on developing agricultural products with large potential markets and which meet the evolving needs of farmers. Approximately 20% of our research and development staff members have Ph.D. degrees. We have developed proprietary products and technologies, including our Primalights III hybrid sheep, our Primalights III corn seed and Primalights III date varieties. We also have cooperated with many outstanding research institutions and universities, including Shanxi Academy of Agricultural Sciences, Shanxi Agricultural University, Chinese Academy of Forestry, Sichuan Agricultural University and Henan Agricultural University, and we have 20 products under joint development with these institutions and universities. Our strong research and development capabilities allow us to use sophisticated sheep husbandry techniques, such as semen cryogenics, artificial insemination, or AI, embryo-splitting, multiple ovulation and embryo transplants, or MOET, estrus synchronization and frequent reproduction as well as diet formulation and disease prevention.

Experienced Management Team and Skilled Staff.  Our management team has extensive experience in the agricultural industry in China, with a proven track record of developing and selling corn seeds, sheep breeding products and seedlings. Members of our management team include the vice chairman of the Food Research Institute of Shanxi, directors of the Sheep Breeding Association of China and a director of the Husbandry Association of China. Most of the members have worked together since 2003. We also employ a skilled staff with extensive experience in agriculture and husbandry industries. In addition, we plan to recruit qualified candidates with substantial experience in the global agricultural industry to further strengthen our senior management team.

Strategies

Our goal is to become the leading provider of a variety of agricultural upstream products. We intend to achieve our goal by implementing the following strategies:

Increase Our Product Sales to Existing and New Geographic Markets.  We intend to continue to grow all of our agribusiness segments by selectively expanding our product sales in existing and new geographic markets. We believe that there is a significant market opportunity in the regions in which we currently operate as a result of the fragmented nature of the market, the growing economy and the increasing demand for upstream agricultural products. We believe that we can increase our sales in these regions by capturing market share from our local and multinational competitors. We also plan to grow our business by entering new markets. For example, we currently produce corn seed products that are primarily suited to four corn growing regions in China, namely, the North, the Northwest, the Southwest and the Yellow River and Huai River regions. We intend to expand the geographic spread of our markets to include the other two corn production regions of China, namely, the Southern Mountain region, which includes Guangdong, Fujian, Zhejiang, Jiangxi, Hunan and Hubei, as well as the plateau of Qinghai and Tibet. For sheep breeding products, we intend to expand sales to additional provinces which are well suited to sheep rearing and production, including the northern, northeastern and central regions of China, such as Ningxia, Jilin, Liaoning, Xinjiang and Qinghai. To support this expansion, we intend to increase our land acreage as well as the size of our breeder sheep flock.

Expand the Variety of Our Products.  We plan to expand the variety of our corn seed, sheep breeding and seedling products.

•	We currently offer corn seed products that are suited to four corn growing regions in China, namely, the North, the Northwest, the Southwest and the Yellow-Huai River Valley regions. We have produced seed types with different traits, such as high-yield, disease-resistant corn, drought-resistant corn and high-starch, and severe stress-tolerant corn. We plan to develop corn seeds that are suitable for the remaining two corn growing regions in China, namely, the Southern Mountain and the Plateau of Qinghai and Tibet regions, to cover all major corn plantation areas in China. Within each of the regions, we plan to further enhance the existing characteristics of our products by developing additional attributes such as a high-yield of oil and pest-resistance, as well as improving the existing traits we have developed.

•	We plan to expand our breeding business to cultivate cashmere breeder goats for semen and embryo production, as well as to grow flocks of cashmere goats for the production of super-fine cashmere.

•	We plan to grow herb seedlings for use in healthcare-related products and to produce a new type of date tree that is expected to have an extended lifespan.

Expand Our Research and Development Capabilities.  We plan to devote more resources to our own internal research and development as well as to collaborations with institutions and universities to expand our product portfolio. We intend to increase the number of our research and development staff dedicated to each of our business segments. In addition to the existing Shanxi Primalights III Biotech Engineering Academy, we also plan to establish another research center in Beijing and to acquire experimental fields in Beijing. Furthermore, we plan to develop more collaborations with domestic and international institutions and universities as well as inviting visiting scholars to our research centers.

While genetically modified, or GM, corn is currently not permitted to be commercially produced in China, it is widely sold in the United States and in many other industrialized nations. We believe that GM corn has significant advantages over traditional corn in the areas of pest resistance, drought resistance and growth in arid areas and with higher yields. We believe that there may be a market for GM corn seeds in China in the future. We plan to conduct research into GM corn seeds through collaboration with research and development institutions in order to be prepared to quickly move into the GM market if PRC law comes to permit such a market.

Selectively Pursue Strategic Acquisitions and Alliances and Expand into New Agricultural Sectors.  We plan to make strategic acquisitions and enter into alliances that will complement our business. Many parts of the agricultural product markets in China are fragmented, creating opportunities for acquisitions and alliances. We believe that as the Chinese market continues to grow and becomes more sophisticated, smaller companies will face growing competitive pressure and they will need to make capital investments to keep pace with technological advances, which may cause them to seek partners with greater resources. Given the fragmented nature of the agricultural industry in China, we believe there will be opportunities for acquisitions of complementary businesses and other businesses. The key characteristics of our acquisition or alliance candidates will include companies that:

•	have access to more land resources in different climate zones to broaden our geographic presence;

•	add additional or complementary product varieties;

•	add additional or complementary business lines;

•	add expanded distribution capabilities to enhance our sales or increase our market penetration; and

•	have access to more advanced agricultural technologies.

Our Products

We specialize in three types of products: corn seeds, sheep breeding products and seedlings. We currently offer 20 corn seed products, 34 sheep breeding products and 17 seedling products in 15 provinces in China. In 2006, sales of corn seed, sheep breeding and seedling products accounted for 50.2%, 39.4% and 10.4%, respectively, of our total revenues. In the six months ended June 30, 2007, sales of corn seed, sheep breeding and seedling products accounted for 47.9%, 39.6% and 12.5%, respectively, of our total revenues.

Corn Seeds

In 2006, we sold approximately 31,100 tonnes of corn seed products. We currently produce four types of proprietary corn seed products: Primalights III — 591, Primalights III — 391, Primalights III — 891 and Primalights III — 28, which collectively contributed to 55.8% of our total corn seed revenues in 2006. In addition to our proprietary products, we are the exclusive distributor in Shanxi for four varieties of corn seed produced by other seed companies outside Shanxi. We also produce and sell four popular generic corn seeds whose intellectual property rights have expired in China. We plan to focus on the production and sale of our proprietary products to achieve greater profitability. The chart below provides selected summary information about our proprietary corn seed products:

Products	Attributes	Areas Suitable for Growth

Primalights III — 591	High starch, resistant to severe weather, geographically adaptable corn	Anhui, Gansu, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan
Primalights III — 391	Drought-resistant corn	Hebei, Heilongjiang, Inner Mongolia, Jilin, Liaoning, Qinghai, Shanxi, Tibet
Primalights III — 891	High-yielding, disease-resistant corn	Anhui, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan
Primalights III — 28	High-yielding corn	Anhui, Guizhou, Hebei, Heilongjiang, Henan, Hubei, Hunan, Inner Mongolia, Jiangxi, Jilin, Liaoning, Shaanxi, Shandong, Shanxi, Sichuan, Yunnan

As of June 30, 2007, we had access to a total of approximately 23,000 acres of farmland in the Shanxi, Inner Mongolia, Gansu, Xinjiang, Ningxia, Shannxi and Hainan provinces for production of our corn seeds. We use Hainan province as our winter propagation base to produce and select parent seeds that are used to produce hybrid seeds, allowing us to harvest an additional generation of seeds within each twelve-month period. In the hybridization process, two generations of seeds per 12 months period presents an advantage by allowing the hybridization process to proceed through generations more quickly enabling us to develop and commercialize new corn seed varieties more rapidly.

Sheep Breeding Products

Our sheep breeding business consists primarily of the production and sale of frozen semen, embryos, breeder sheep and our Primalights III hybrid sheep. In 2006, sales of our frozen semen, embryos, breeder sheep and Primalights III hybrid sheep accounted for 62.4%, 4.8%, 9.8% and 23.0%, respectively, of our total revenues from our sheep breeding business.

Our frozen sheep semen products are primarily used for artificial insemination to produce breeder sheep or sheep for mutton or wool. Sheep semen is collected and frozen in plastic straws. In 2006, we sold a total of 20.5 million straws of frozen semen.

Our sheep embryos products are primarily used for embryo transplants to produce breeder sheep or sheep for mutton or wool. Embryos are collected from pregnant breeder ewes and are frozen in plastic straws. In 2006, we sold a total of approximately 8,250 straws of embryos.

We own approximately 6,100 breeder sheep including Poll Dorset, Suffolk, Texel, Merino and Dorper sheep, domestic Small-tailed Han sheep. We also have approximately 9,700 Primalights III hybrid sheep and approximately 900 breeder goats including foreign pure breed Boer goats and domestic goats. In addition to producing frozen semen and embryos, in 2006, we sold a total of approximately 30,731 sheep, of which 4,621 were pure foreign breed and 26,110 were our self-developed Primalights hybrid III sheep. Our Primalights III hybrid sheep is a crossbreed between foreign superior-fleshing sheep breeds and a domestic breed, which has high reproductive capability and good local adaptability. It has been used by farmers to cross breed with their own sheep in order to improve their mutton production yields.

We operate five breeding bases which occupy 3,700 acres of land in various parts of Shanxi province where we maintain propagation bases and pasture land for our flocks. We also acquired the land use rights to 3,650 acres of land as our breeding base and pasturing area. We initially obtained our sheep flock by purchasing pure foreign breeds, including Poll Dorset, Texel, Suffolk, Merino and Dorper sheep, from sources outside of China. Although we now primarily breed sheep among our existing herd, we continue to periodically purchase sheep to augment the diversity of our sheep gene pool. The Poll Dorset sheep, Suffolk sheep, Texel sheep and Primalights III hybrid sheep are usually raised by farmers for mutton; the Merino sheep for mutton and wool; and the Dorper sheep for mutton and skin.

Seedlings

We primarily produce and sell four types of seedlings, blackberries and raspberries, dates and white bark pine. We have four seedling propagation bases that occupy approximately 380 acres of land that we have leased or acquired the land use rights for between five and 46 years.

Blackberries and Raspberries

We use tissue culture technology to conduct virus-free rapid propagation for the production of blackberry and raspberry seedlings. The raspberry and blackberry seedling varieties we have developed can grow under cold and dry weather conditions in rough soil with a strong sprouting ability.

Dates

We use tissue culture technology to conduct virus-free rapid propagation for the production of date seedlings. In addition, since date trees are usually very tall such that nutrients cannot be efficiently transported to the higher branches, we use grafting techniques to change the attributes of date trees to lower their height. This enables us to produce and pick more dates at reduced labor costs.

White Bark Pine

We produce seedlings for evergreen white bark pine. This is one of the preferred plants for urban plantation in the northern part of China as a result of its evergreen color which does not turn brown or grey in the winter like many other pine species found in this part of China. The China Forestry Bureau forbids the transplanting of natural forest, and therefore, all such trees must to be cultivated from seedlings.

Research and Development

We believe that our future success depends on our ability to provide high quality and advanced products to our customers. We place strong emphasis on research and development to enhance the quality and competitiveness of our products. We conduct research and development through both our in-house research and development team and in cooperation with various universities and research institutions. See “— Intellectual Property.” We have also acquired a number of technologies from third parties.

Our own research and development team consists of 20 research professionals and staff, among which 17 have advanced degrees including four with doctorate degrees. Our research and development professionals and staff are specialized in areas including agricultural biotechnology, livestock husbandry and forestry. For example, our chief scientist for our corn seed segment, Dr. Keming Zhao, has received numerous scientific awards at the provincial and national level and has been awarded a research fellowship by the State Council. Dr. Zhao is also a member of the National Corn Committee and the chief consultant for the Shanxi Committee of Corn Expert. Our chief scientist for our sheep breeding segment, Dr. Jianxin Zhang, is a director for the China Sheep Society and a director of the China Society of Ecological Environment. Dr. Zhang holds a Ph.D. degree in animal genetics from the College of Husbandry at the Shanxi University of Agricultural Sciences. The head of P3A’s research and development team, Ligang Kuang is a vice chair of the Shanxi Academy of Forestry, a vice chair of the Shanxi Association of Dates and a director of the Shanxi Forestry Society. Mr. Kuang holds one patent, nine scientific awards and has published numerous scientific papers. We plan to establish a new research and development facility in Beijing to broaden our market reach and to produce more commercially attractive products. Our in-house research and development team has developed some of our proprietary technologies. See “— Intellectual Property.”

We collaborate with a number of universities and research institutions to develop advanced technologies, including Shanxi Agriculture University, Shanxi Livestock Breeding Center, Shanxi Academy of Agriculture Sciences Institute of Crop Sciences, Shanxi Academy of Agricultural Sciences Institute of Animal Sciences, the Genetics Research Institute of Shanxi Agriculture Academy, the Chinese Academy of Forestry, the Forestry College of Shanxi Agricultural University and Henan Agricultural University. Our past efforts with these research institutes and organizations have resulted in the development of new varieties of corn seeds, new and advanced corn growing and sheep breeding technologies, technologies for growing seedlings and various auxiliary technologies. See “— Intellectual Property.”

Corn Seeds

At present, we have five experimental breeding stations and 48 demonstration bases. We have a large collection of germplasm from which we have generated approximately 21,000 crosses, of which 289 have been chosen as potential hybrid seed candidates for further testing for seed approval. We have four proprietary corn seed varieties developed through acquisition and self-development efforts, and more than 20 are currently being tested by the relevant government agency for yield and other characteristics.

We have been focusing on developing our own proprietary high-yield hybrid corn varieties with multi-resistance characteristics and wide geographical adaptability by using conventional hybridization techniques, including “second cycle line” and “backcross inbreeding.” We mainly use the second cycle line breeding methodology, which is widely used in China, for our seed corn inbred line selection. Backcross inbreeding is also used as a shortcut in line selection. Backcross inbreeding with a narrow genetic basic population is the second most commonly used methodology in China.

Although we do not currently sell genetically modified, or GM, products, we plan to set up pilot research programs on GM corn and establish relationships with various research and academic institutions in China to develop GM corn seeds.

Sheep Breeding

In addition to the sheep breeding technologies developed by our own team, we have been cooperating with research and academic institutions to improve our sheep breeding technologies. We provide funding to research and academic institutions, which in turn, collaborate with us to identify and to conduct research and development on advanced and efficient sheep breeding technologies.

We currently maintain 21 technologies for breeding sheep that were developed by our own research and development team, through collaborations with research institutions or through acquisition from third parties. See “— Intellectual Property.” Most of the technologies are used or will be used on breeding sheep for both mutton and cashmere, or for mutton, cashmere and skins. Some of our leading technologies include technologies involved in semen cryogenic, artificial insemination, or AI, embryo-splitting, multiple ovulation and embryo transplants, or MOET, and estrus synchronization.

Our proprietary, locally-bred sheep, the Primalights III hybrid sheep, is an offspring produced by cross-breeding the foreign superior-fleshing sheep breeds and a domestic breed. Primalights III hybrid sheep have early sexual maturity, high reproductive capability, large bodies, fast growth with superior fleshing and are more disease-resistant than most of other domestic varieties of sheep. A new breed takes at least several generations to stabilize. Our Primalights III hybrid sheep is close to stabilization which will qualify for application eligibility as a new breed in China and we expect to apply for official variety recognition when the Primalights III hybrid sheep becomes eligible for application. The application for the title of official breeder sheep may take several years and we have not begun the application process. We believe recognition as an official new breed could further increase the popularity of our Primalights III hybrid sheep among sheep farmers.

Seedlings

We have developed industrialized tissue culture technologies that enables us to produce a large amount of seedlings by cultivating plant tissue for virus-free rapid propagation, and to help ensure high volumes of seedlings. We use grafting techniques to change the attributes of date trees to lower their height, which enables a higher production of dates per tree and a lower labor cost for the picking of the dates since the dates are within easy reach. The Primalights III #1 and #2 dates are large and sweet with relatively high nutritious value compared to typical dates in China. We and the Chinese Academy of Forestry have developed a special nutrition formula to boost the growth and transplantation survival rate of white bark pine seedling. See “— Our Products — Seedlings.”

Product Development and Production Process

Corn Seeds

The product development and production process for our proprietary corn seed products primarily consists of the following steps:

Step 1.  Development of Proprietary Corn Variety.  We use hybrid breeding technology to develop our proprietary varieties of corn seeds. The steps in the hybridization process are as follows:

•	Identification of appropriate parental genes. We identify the desired genetic characteristics in existing corn varieties and use those seeds as the parent or grandparent generation in developing crosses of corn varieties. We currently have approximately 6,700 varieties of potential parent or grandparent genes.

•	Development of inbreds from the parental populations. We often use second cycle inbreeding and backcross inbreeding to establish the parent lines and molecular marker techniques to select the lines with desired attributes.

•	Evaluation of inbreds in experimental hybrid combinations. We cross the parental corn genes by growing both varieties (a “mother” gene corn and a “father” gene corn) together in one field. We repeat this process many times in various combinations, examining which crosses produce the most likely commercially viable corn seeds. We have produced approximately 21,000 crosses.

•	Identification of superior hybrid combinations. We use molecular-marker-assisted selection to identify a few combinations that we consider to be superior hybrids and which have the likeliest commercial value. We have identified approximately 290 combinations that we believe may have commercial value.

•	Multi-location testing of the pre-commercial hybrids. We develop those varieties that we believe are superior and test them in various locations and conditions to study their traits and determine their commercial viability, including for which regions and conditions they are most suited.

Step 2.  Government Examination and Approval of New Variety.

After we have developed a new variety, we need to apply for the relevant governmental approval for commercial production and sale in China. The approval can be applied for and granted at the provincial level or the national level. However, seeds that have been approved at the provincial level can only be distributed in the province in which the approval was issued. An approval at the national level allows the approved seed to be distributed nationwide. A minimum of six years, including three years to obtain approval and three years to develop the first crop of seeds for commercial distribution, are required to bring a seed variety to market after it has been developed.

Seeds developed outside of China must also follow the same examination and approval procedures before they can be distributed in China.

Step 3.  Production of Parent Seeds.

After the new variety is approved by the relevant government, the production process includes two stages, the production of the parent seeds and mass production of the hybrid corn seeds. We use the Hainan province as our winter propagation base to select and produce parent seeds, allowing us to harvest an added generation within one year. The added generation allows the hybridization process to proceed faster through the required number of generations.

Step 4.  Production of Hybrid Corn Seeds.

We produce our corn seeds by entering into arrangements with approximately 54 village collectives and other seed production companies, to whom we provide parent seeds as well as farming, harvesting and other technical guidance and supervision. We operate our corn seed business through our “company + base + farmer” model, which means we provide parent seeds to village collectives on the basis of an arrangement that includes leasing of the land from the village collectives and contracting for the propagation of corn seeds with the village collectives. The village collectives in turn arrange for the farmers in the village to work on the land and to produce corn seeds according to the contract that we have with the village collectives. We usually provide advances to the farmers for their purchase of fertilizer and other production materials. At the end of each growing season, we purchase from the village collectives the seeds they produce on our leased land and deduct the payment for the parent seeds and other advances we have provided. We then sell the seeds to distributors. In order to maintain the quality of our products, we require these local farmers to comply with our instructions and to meet our quality standards for us to purchase the corn seeds grown by them. We engage in similar arrangements with six seed production companies.

Sheep Breeding Products

The production process of our sheep breeding products is described below.

Frozen Sheep Semen

We generally take the following steps to collect our frozen semen:

•	Cleaning and sterilization. The extraction process begins with our workers cleaning and disinfecting themselves, the sheep and sterilizing the equipment used.

•	Semen extraction. Semen is collected with a collection receptacle and examined for contaminants. It is also analyzed for sperm density and motility at the same laboratory. If the sperm collected does not attain the required standard of vivacity, it is immediately discarded.

•	Dilution. Collected sperm which meets the required standards is diluted or extended with a specially-formulated solution in order to enhance the sperm survival rate and extend the life of the sperm during the cooling process. This process also helps to increase the volume and efficiency of the extracted semen.

•	Tubing and storage. After the dilution process, the sheep semen is cooled, frozen and packed for storage. Generally, the diluted sheep semen is stored in plastic straws, each containing over 100 million sperm. These plastic straws are then placed into a freezing machine that is cooled by liquid nitrogen. The temperature is progressively reduced to approximately negative 35°C to negative 40°C, for the purpose of deactivating sperm cells to prevent damage by the second stage of the freezing process. The temperature of the diluted sheep semen is then further reduced to approximately negative 197°C, in preparation for long-term storage.

Sheep Embryos

Embryos are collected from pregnant breeder ewes and are frozen in plastic straws. We generally take the following steps to collect our frozen embryos:

•	Cleaning and sterilization. Prior to each collection, workers must disinfect themselves and put on special garments. All surgical equipment are sterilized and the sheep are sprayed with sanitizing fluid.

•	Superovulation. We use hormone treatments to stimulate the ovulation in ewes to increase the production of eggs and to better manage the timing of estrus in the ewes. The recognition of estrus by the operator during this period of superovulation, which lasts for approximately seven days, is critical because insemination must be carried out during this period to achieve successful fertilization of the eggs at the stage of ovulation.

•	Artificial insemination. Plastic straws containing semen are fitted into an insemination gun which is used to introduce semen beyond the cervix of the donor ewe. Usually, the insemination of the superovulated ewe will be carried out within 12 to 24 hours after the beginning of estrus.

•	Surgery and flushing. This is the most important process for embryo collection. A two-way catheter is inserted into the donor ewe, for flushing fluid to be introduced into the uterine horn or fallopian tube to flush out the embryos of the donor ewe. At this stage, special care is taken to ensure that all flushing fluid is recovered and that the donor ewe is subject to minimum stress and trauma. The fertilized embryos are subsequently flushed out with this fluid.

•	Processing and evaluation. After the flushing fluid is collected, it is then taken to a laboratory for inspection of the embryos under a microscope. The fertilized embryos collected are evaluated for their quality and classified by grades based on the potential likelihood of viability if transplanted to a recipient ewe.

•	Freezing and storage. Embryos can be transferred immediately upon recovery and evaluation or cooled, frozen and packed for storage by procedures similar to those used for sheep semen. Generally, one embryo is contained in each plastic straw. The frozen and dormant embryos kept in liquid nitrogen can be stored without significant impairment for an indefinite period and can be ready for use by thawing the plastic straw in warm water for a few seconds.

Sheep

We breed pure foreign breeder sheep and our Primalights III hybrid sheep in our breeding bases. We developed our Primalights III hybrid sheep by crossbreeding rams of a selected foreign pure breed sheep and ewes of a domestic breed, and use the next generation ewe to crossbreed with another foreign pure breed ram. A new breed takes at least several generations to stabilize. We believe the Primalights III hybrid sheep is close to stabilization. The crossbred Primalights III hybrid sheep have high reproductive capability, large bodies, fast growth with superior fleshing and are more disease-resistant than most of other domestic varieties of sheep, and good local adaptability.

Seedlings

Blackberries and Raspberries

We use tissue culture technology to conduct virus-free rapid propagation for the production of blackberry and raspberry seedlings. The raspberry and blackberry seedling varieties we have developed can grow under cold and dry weather conditions in rough soil with a strong sprouting ability.

Dates

We use tissue culture technology to conduct virus-free rapid propagation for the production of date seedlings. With this technology, we take plant tissue and place them in bottles with gelatinous culture where we grow them for 30 to 40 days. Then we move them into pots with soil and grow them for three to six months into seedlings. After they grow into seedlings, we move them indoors to a propagation base for between one and three and half years for further cultivation before selling the seedlings to plantation centers. In addition to the tissue culture technology, we also use grafting techniques to change the attributes of date trees to lower their height, so that nutrients can be more efficiently transported to the higher branches and dates can be picked from lower branches at reduced labor costs.

White Bark Pine

We collaborated with the Chinese Academy of Forestry and developed technologies that can speed up the growth of the white bark pine seedlings. Usually it takes at least three years for the white bark seedlings to grow large enough for sale. By contrast, our seedlings are ready to be sold only one or two years after planting. This rapid growth is possible because we use a special nutrition bag which wraps the roots of the seedling and contains concentrated nutrients that enable the seedling to grow stronger, faster and with a higher survival rate.

White bark pine trees are typically used by local governments for urban planting. We grow white bark pine tree seedlings and sell them to a related party, Taiyuan Relord, which in turn grows the seedlings to trees before they are ready to be sold for urban planting.

Marketing and Customer Support

Our product marketing and our customer support are closely linked. We market our corn products through pre-sale training, demonstrations and presentations to distributors, farmers and other potential customers. We invite distributors and other potential customers for site visits to demonstration bases and distribute advertising materials introducing our products, planting technology and other modern agricultural production technologies. We also hold free seminars at which we introduce our products and technologies and provide technical guidance to our customers for growing corn. We advertise our corn seed products through traditional advertising media such as television and newspapers. Additionally, we also communicate our brand name through product labeling and the distribution of brochures and other advertising materials to distributors and farmers.

We market our sheep breeding products by arranging site visits for and distributing manuals and information to potential customers. For example, we provide information about our sheep breeding products to BIRS that are owned by the local government. We introduce and promote our seedling products by inviting potential customers for site visits. We share our experience and knowledge on sheep husbandry and cultivation of seedlings with our customers, including nutrition and technology information, particularly with respect to the prevention of disease. As of December 31, 2006, our sales and marketing team was comprised of over 50 employees.

Sales and Distribution

Since our inception, we have worked continuously to build and maintain our sales and distribution networks. We have established good relationships with leading corn seeds distributors in almost every local market within Shanxi Province and an increasing number of distributors outside Shanxi Province.

Our corn seed and sheep breeding products are sold to our direct customers which in turn sell to end users listed below:

Products	Direct Customers	End Users

Corn seeds	Local and regional distributors	Farmers
Frozen sheep semen	Breed Improvement and Reproductive Stations, or BIRS; Veterinary stations; Breeding companies; Large sheep farms	Other breeding companies; Farmers; Sheep farms
Sheep embryos	Breeding companies; Large sheep farms	Other breeding companies; Sheep farms
Foreign pure-bred breeder sheep; Primalights III hybrid sheep	Government poverty alleviation and good-breed promotion projects; Husbandry Bureaus; Breeding companies; Large sheep farms	Breeding companies; Sheep farms; Farmers

Our corn seed products are ultimately sold to and used by farmers in 12 provinces in China, including Shanxi, Inner Mongolia, Hebei, Henan, Shaanxi, Shandong, Liaoning, Hubei, Hunan, Heilongjiang, Jilin and Sichuan, and our sheep breeding products are ultimately sold to and used by farmers in seven provinces in China, including Shanxi, Inner Mongolia, Hebei, Henan, Gansu, Ningxia and Shaanxi. Our seedling products are sold directly to end users in Shanxi and Yunnan, including municipal agencies and seedling companies, plantations, agricultural development companies and farmers.

Corn Seeds

Our corn seeds are primarily sold to distributors directly, and are ultimately sold to farmers through our distributors. In Shanxi province, we have approximately 70 distributors. Outside of Shanxi province, we have approximately 40 distributors in 11 provinces across China. We generally engage one distributor within each identified local market. Our distributors buy our corn seeds at a wholesale price established by us. They usually place orders two months before delivery, make deposit payments during the two months’ period, and pay the remaining amounts within the prescribed period. Our distributors either sell our seed products to sub-distributors or sell them directly to farmers.

Sheep Breeding Products

Our frozen semen products are primarily sold directly to BIRS, our embryo products are mainly sold directly to large sheep farms, and our breeder sheep and Primalights III hybrid sheep are primarily sold to government poverty alleviation and good-breed promotion projects.

Our sheep breeding products are ultimately sold to farmers through BIRS which are administered and supported by the government, and provide breeding products, facilities and services to farmers counties and villages in seven provinces in China. While our products have in the past been sold primarily to customers located in Shanxi province and Inner Mongolia, we have expanded the sales of our sheep breeding products to Gansu, Hebei, Ningxia, Henan and Shaanxi provinces.

In 2006, we had approximately 260 direct customers for our sheep breeding products within and outside Shanxi province, the majority of which were intermediary customers who planned to sell the products on to final customers. Our primary model of distribution for our sheep breeding products in Shanxi province is through BIRS and government poverty alleviation and good-breed promotion projects, which are government-owned and funded entities that sell breeding products to farmers and often provide the farmers with services such as artificial insemination. We have well-developed relationships with BIRS and government poverty alleviation projects in many locations in Shanxi.

Seedlings

Our seedling department had relationships with approximately 40 customers as of December 31, 2006. Our seedling distribution is accomplished in a different manner for each of our three seedling products: raspberry and blackberry, date and white bark pine. We sell most of our raspberry and blackberry seedlings to plantation nurseries and municipal agencies. We distribute our date seedlings to farms. University and government research institutions with which we collaborate on seedling development also help us with promoting sales and planting of Primalights #1 and Primalights III #2 date seedlings. We typically sell our white bark pine seedlings to Taiyuan Relord, which is a related party. See “Related Party Transactions — Other Transactions with P3A and Its Affiliates.”

Quality Control

We have received an ISO 9001/2000 International Quality Management System Certificate. Our internal quality controls are implemented according to the requirements of ISO 9001/2000 quality management systems. We believe our product quality standards are generally higher than the national industry standards in China.

Transportation

We primarily sell our products at our facilities, and our customers come to our facilities to take their deliveries. For our corn seed business, we collect the corn seeds from the village collectives and transport them using our trucks to the storage and processing centers. Then the distributors take delivery and load the corn seeds at our storage facilities and transport those goods in their own trucks.

Competition

The agricultural industry in China is highly fragmented, largely regional and competitive. We expect competition to increase and intensify. We face significant competition in our corn seed business segment. Many of our competitors have greater financial, research and development and other resources than we have. However, we believe we distinguish ourselves as a company with a portfolio of fast growing upstream agribusinesses.

Corn Seeds

We compete with both domestic and multinational companies in the corn seed business. The market is highly fragmented and intensively competitive. Our domestic competitors in the seed industry include Denghai Seed Joint Stock Limited Company, Beijing Denong Seed Company Limited and Shangxi Tunyu Seed Science and Technology Joint Stock Limited Company, etc. We compete with these companies based on our product quality, price, attributes of our proprietary corn seeds products, brand recognition and distribution channels.

We also compete with small domestic seed companies in the geographic areas in which they operate. These seed companies operate only in their respective local markets and sell seeds to local customers. However, they are often well established within their locales, have local government support and understand local farmers’ needs, giving them a competitive advantage in their locales.

The multinational seed companies we compete against, including Pioneer, Monsanto and Sygenta, have greater financial, technical and other resources available to them, and have access to high-quality corn seeds.

Sheep/Goat Breeding

We compete with various local sheep/goat farms in our sheep/goat breeding business. Our strongest competitor in this market is Tianjin Jisheng Sheep Breeding Center. Our other competitors in the industry include Hualiang Group, Fumin Muslim Food Co., Ltd., Zhongtian Group and Tianxing Sheep Co., Ltd.. We compete with these companies based on our breeding technologies, attributes of our sheep breeding products and our Primalights III sheep, price, brand recognition and economics of scale of our sheep breeding business.

Seedlings

We compete with various local seedling companies in Shanxi. We compete with these companies based on our technological capabilities and the size of our greenhouses and nurseries. Because we offer a range of services and produce a range of products to different sectors in the seedling industry, and in part due to the lack of comprehensive official statistics, we are not aware of any dominant competition from any single source in the seedling industry.

Intellectual Property

Many elements of our proprietary information, such as production processes, technologies, know-how and data, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks, and confidentiality agreements with employees and third parties to protect our intellectual property.

Corn Seeds

We have proprietary rights to four types of seed corns including Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28, of which we developed Primalights III — 28 and acquired the other three types. New crop seeds must pass examination and approval by national or provincial governmental authorities before they are marketed and distributed. The examination and approval committees usually consist of professionals and experts from the agricultural and forestry government agencies. Primalights III — 891, Primalights III — 591, Primalights III — 391 and Primalights III — 28 have passed the examination and approval from the Shanxi Crop Variety Examination and Approval Committee. We have approximately 20 types of seed corns that are currently being tested and verified by the Shanxi provincial agricultural authorities. Once they pass the test and verification, these types of corn may be marketed and distributed in Shanxi.

Sheep Breeding

Through self-development or collaboration with research institutes, we own 21 sheep breeding technologies and technical know-how that relate to semen cryogenics, MOET, AI, molecular marker technologies in sheep breeding, sex identification of embryos, diet formulation, and disease prevention. These technologies and accumulated valuable technical know-how allow us to ensure the quality of our sheep breeding products and to maximize productivity in various stages of sheep breeding process.

Seedlings

We have tissue culture technologies for the propagation of raspberry, blackberry and date seedlings through collaborations with the Chinese Academy of Forestry and the Forestry College of the Shanxi Agricultural University.

Employees

We had 333 full-time employees and 185 temporary employees as of June 30, 2007. We had 233, 233 and 283 full-time employees and 68, 165 and 235 temporary employees as of December 31, 2004, 2005 and 2006, respectively. Our temporary employees are usually hired seasonally because of the seasonality of our business. The following table sets forth the number of employees for each of our three business segments and our corporate offices as of June 30, 2007:

	Number of Full-time	Percentage of
	Employees	Total Employees

Seed Department	109	32.7%
Breeding Department	113	34.0
Seedling Department	46	13.8
Administration	65	19.5

Total	333	100.0%

We have entered into employment agreements with our full-time employees. Our management and research and development staff have signed non-compete agreements with us and are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our officers or managers generally include a covenant that prohibits them from engaging in any activities that compete with our business for three years after the period of their employment with us.

None of our employees are registered under collective bargaining agreements. We currently do not have a labor union. We consider our relations with our employees to be good.

Insurance

We maintain automobile insurance on certain vehicles. We do not have insurance coverage on our other assets, inventories, business and product liability, interruption of business, or key-employees. See “Risk Factors — Risks Relating to Our Business — We have limited insurance coverage in China.”

Facilities

Our principal executive offices are located in Beijing. We operate farms, breeding centers, propagation centers and other facilities on approximately 27,000 acres of land, mostly through lease of land use rights as well as acquisition of land use rights.

We lease approximately 23,000 acres of land for our corn seed production, primarily from village collectives. These leases are typically for terms of 12 years. As of June 30, 2007, we acquired the land use rights of approximately 3,650 acres of land as our breeding base and pasturing area, and entered into long-term lease agreements with the local government and the village collectives for 50 acres of land for our sheep breeding business with average terms of 15 years. We acquired and leased land use rights of 330 acres of land for seedling production. These leases are for terms of five to 46 years.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceedings and are not aware of any pending or threatened litigation or legal proceedings that may have a material adverse impact on our business, financial condition or results of operations.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China.

Agriculture Law

On July 2, 1993, the PRC promulgated the Agriculture Law which sets forth certain principles and various measures designed to ensure the steady development of the agricultural industry. For example, the production or operation of agricultural products that affect the health of people or animals, such as seeds, must meet registration and approval requirements of the PRC laws and regulations. The Agriculture Law was revised on December 28, 2002 and became effective on March 1, 2003.

Seed Law, Animal Husbandry Law and Other Relevant Regulations

Seed Law and Other Relevant Regulations

The crop seed business is a highly regulated industry in the PRC. In July 2000, the Seed Law was enacted to foster the use of seed resources; to control the selection, production, use of seeds and to regulate related business operations; to protect the legal rights of producers, business operators and users of seeds; to promote seed quality; to drive the industrialization processes of seeds and to accelerate the development of the planting and forestry industries. The Seed Law became effective on December 1, 2000 and was amended on August 28, 2004.

Under the Seed Law, major crop seeds and tree varieties are subject to examination and approval as a pre-condition of their popularization. An applicant may apply directly for examination and approval at either the national or provincial level. Committees composed of professional experts have been established separately by the State Council’s agriculture and forestry administrative departments and the provincial governments for the examination and approval of crop and tree varieties. Major crop seed varieties that are verified and approved by the State Council’s committee and the National Crop Variety Examination and Approval Committee may be marketed and distributed nationwide. Varieties that received provincial approval are only permitted to be marketed and distributed within the approved province.

For seed production, a permission-based system is currently in practice pursuant to the Administrative Regulation on Permission of Production and Operation of Crop Seeds, which was issued on February 26, 2001 and revised on July 1, 2004. A company engaged in the production of seeds must obtain a production license, which is issued at either the provincial or local levels, entitling the licensee to engage in seed production in the permitted area. The level of issuing authority required for a production license varies based on the types of seeds to be produced. The production license also specifies the types of seeds the license holder may produce, the geographic region of the seed production and the term of the production license.

For seed distribution, a company must obtain a distribution license in order to distribute seeds in permitted areas. Generally, a distribution license is issued at the county level or above. A seed company must obtain a distribution license from the provincial government to distribute major crop seeds in that province, and a distribution license from the national government for national distribution.

Animal Husbandry Law and Other Relevant Regulations

According to the PRC’s Animal Husbandry Law which was promulgated on December 29, 2005 and became effective on July 1, 2006, popularization of any new variety of livestock is subject to examination and approval by the National Commission of Animal Genetic Resources. Approved varieties will be announced by the Ministry of Agriculture and be eligible for popularization.

Pursuant to the Animal Husbandry Law, entities or individuals engaged in production of breeder livestock or poultry, or engaged in the commercial production of new born livestock or poultry, must obtain a Permit for the Production and Business Operation of Breeding Livestock and Poultry (the “Husbandry Permit”). Entities and individuals engaged in the production of ova, frozen sperm, embryos or other genetic materials must obtain a Husbandry Permit from the State Council’s the stockbreeding and veterinary administrative departments through their respective provincial governments. The approval level of the Husbandry Permit varies depending on the permitted scope and content.

In addition to the Animal Husbandry Law, the Administrative Regulation of Breeders was issued on April 15, 1994, and Implementing Rules of Administrative Regulation of Breeders issued on January 5, 1998 and revised July 1, 2004. These regulations specify conditions and requirements that must be satisfied by breeding farms regarding their technologies, facilities, quarantine measures, livestock and poultry inspection systems and livestock and poultry distribution. We believe our sheep breeding farms meet the conditions required under the applicable regulations.

Supervision of Agricultural Products Quality and Safety

On March 10, 2005, the Ministry of Agriculture issued the Measures for the Supervision and Spot Check of Agricultural Seed Quality, which became effective on May 1, 2005, and which permit the government’s administrations of agriculture at the county level or above to organize relevant seed administration and seed quality inspection institutions to sample and inspect agricultural seeds that are produced and sold. A seed production and operation company that does not meet inspection standards must recall any seeds that have been sold. Such companies may not conduct sales until they meet inspection standards. A legal representative of the seed company must circulate information on the inspection to all employees, and the company must determine why the seeds failed to meet inspection standards and implement corrective measures. Such measures include improving quality control processes, submission of rectification reports and submitting to subsequent examinations by the administration of agriculture. Our seeds have not been recalled in any inspections by the government authorities thus far.

Under the PRC Law on Agricultural Product Quality Safety, issued on April 29, 2006 and which became effective November 1, 2006, an entity engaged in the production of agricultural products must establish production records and retain data relating to production.

Under the PRC Law on Animal Epidemic Prevention, issued on July 3, 1997 and which became effective January 1, 1998, animals and/or animal products to be sold or transported require quarantine certificates and quarantine inspection marks or seals. Shanxi Province’s Regulations on Animal Epidemic Prevention require business operators to report to their local supervisory institutions or animal quarantine officers of animal epidemic prevention where such operators are domiciled, and submit to inspections and quarantines of animals and animal products. The level of inspection varies depending on the uses for such animals or animal products.

Under the Regulations on Plant Quarantine, issued on January 3, 1983 and revised on May 13, 1992, plants and plant products listed in quarantine catalogues are subject to quarantine inspections before they are transported from a county administration area where an epidemic occurs. Plant seeds, seedlings or other propagating materials are subject to quarantine inspections prior to transportation.

Land Use Rights

All land in the PRC is either state-owned or collectively owned, depending on the location of the land. All land in the urban areas of a city or town is state-owned, and all land in the rural areas of a city or town and all rural land is, unless otherwise specified by law, collectively owned. The state has the right to reclaim land in accordance with law if required for the benefit of the public. Although all land in the PRC is owned by the state or by collectives, private individuals and businesses and other organizations are permitted to hold, lease and develop land for which they are granted land use rights.

National Legislation on Land

In April 1988, the constitution of the PRC was amended by the National People’s Congress to allow for the transfer of land use rights for value. In December 1988, the Land Administration Law of the PRC was amended to permit the transfer of land use rights for value.

Under the Interim Regulations of the People’s Republic of China on Grant and Transfer of the Right to Use State-owned Urban Land (“Interim Regulations on Grant and Transfer”) promulgated in May 1990, local governments at or above county level have the power to grant land use rights for specific purposes and for a definite period to a land user pursuant to a contract for the grant of land use rights against payment of a grant premium.

Under the Interim Regulations on Grant and Transfer, all local and foreign enterprises are permitted to acquire land use rights unless the law provides otherwise. The state may not reclaim lawfully granted land use rights prior to expiration of the term of grant. If public interest requires repossession by the state under special circumstances during the term of grant, compensation will be paid by the state. A land grantee may lawfully transfer, mortgage or lease its land use rights to a third party for the remainder of the term of grant.

Upon expiration of the term of grant, renewal is possible subject to the execution of a new contract for the grant of land use rights and payment of a premium. If the term of the grant is not renewed, the land use rights and ownership of any buildings erected on the land will revert to the state without compensation.

Transfer and Lease of State-owned Land Use Rights

After land use rights relating to a particular area of land have been granted by the state, unless any restriction is imposed, the party to whom such land use rights have been granted may transfer, lease or mortgage such land use rights for a term not exceeding the term which has been granted by the state. The difference between a transfer and a lease is that a transfer involves the vesting of the land use rights by the transferor in the transferee during the term for which such land use rights are vested in the transferor. A lease, on the other hand, does not involve a transfer of such rights by the lessor to the lessee. Furthermore, a lease, unlike a transfer, does not usually involve the payment of a premium. Instead, a rent is payable during the term of the lease. Land use rights cannot be transferred, leased or mortgaged if the provisions of the land grant contract, with respect to the prescribed period and conditions of investment, development and use of the land, have not been complied with. In addition, different areas of the PRC have different conditions which must have been fulfilled before the respective land use rights can be transferred, leased or mortgaged.

All transfers, mortgages and leases of land use rights must be evidenced by a written contract registered with the relevant local land bureau at municipality or county level. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the state are deemed to be incorporated as part of the terms and conditions of such transfer, depending on the nature of the transaction.

Under Article 37 of the PRC Law on Administration of Urban Real Estate (the “Urban Real Estate Law”), real property that has not been registered and a title certificate for which has not been obtained in accordance with the law cannot be transferred. Under Article 38 of the Urban Real Estate Law, if land use rights are acquired by means of grant, the following conditions must have been met before the land use rights may be transferred: (1) the premium for the grant of land use rights must have been paid in full in accordance with the land grant contract and a land use rights certificate must have been obtained; (ii) investment or development must have been made or carried out in accordance with terms of the land grant contract; (iii) more than 25% of the total amount of investment or development must have been made or completed; and (iv) where the investment or development involves a large tract of land, conditions for use of the land for industrial or other construction purpose have been confirmed.

Regulation on Collective-owned Land

According to the PRC Law on Land Administration, adopted by the National People’s Congress on June 25, 1986, and amended on August 28, 2004, land in rural and suburban areas, except for that stipulated by laws as being owned by the State, is collectively owned by rural residents. Land collectively owned by rural residents is contracted to and operated by members of the respective collective economic entity for uses such as plantation, forestry, livestock husbandry or fishery productions. Before any land collectively owned by rural residents is contracted to a unit or individual not from the collective economic entity, it must be agreed by at least two-thirds of the members of the villager committee meeting or at least two-thirds of the villager representatives, and be submitted to the people’s government at the township level for approval. The land use rights of collectively owned land must not be granted, assigned or leased to any party for any non-agricultural uses.

Foreign Ownership Restrictions in the Seed Industry

Currently, the PRC restricts foreign ownership of domestic businesses engaged in the seed industry. According to the Foreign Investment Industrial Guidance Catalogue, which became effective on January 1, 2005, the development and production of crop seeds falls into the category of a restricted foreign investment industry. Direct legal ownership by foreign investors of businesses engaged in the development and production of food crop hybrid seeds is limited to no more than 50%. In addition, the breeding and planting of China’s rare precious breeds in plants, husbandry and/or aquatic products, and the production and development of genetically modified plant seeds are considered prohibited foreign investment industries.

In accordance with the Regulation on the Approval and Registration of Foreign Investment Enterprises in Agricultural Seed Industry, issued and effective on September 8, 1997, investors may establish foreign-invested crop seed companies provided that they have satisfied the following requirements: (i) the company’s PRC investors must have obtained necessary approvals for crop seed production and operation and submitted the business to any necessary examinations; (ii) the foreign investors must be equipped with relatively advanced research breeding capabilities, seed production technologies and good corporate management, and possess a positive business reputation; (iii) the investors must be able to introduce or adopt outstanding domestic or foreign species or seed resources, advanced seeds technologies and facilities; (iv) the registered capital of companies engaged in the production of cereal, cotton and oil products seeds must be no less than $2 million, and the registered capital of companies engaged in the production of other crop seeds must be no less than $0.5 million; and (iv) the company’s PRC investors’ equity ownership in the foreign-invested cereal, cotton and oil products seeds enterprises must be more than 50%. Pursuant to this regulation, foreign investors are not permitted to establish foreign-invested crop seed distribution enterprises or wholly foreign-owned crop seed enterprises in China.

We engage in the seed production business through contractual arrangements with our consolidated affiliated entity, P3A. See “Corporate History and Structure.” Our wholly-owned subsidiary, Agria China, does not engage in the seed production business.

Intellectual Property

The PRC Trademark Law, adopted on August 23, 1982 and revised on October 27, 2001, protects the proprietary rights of registered trademarks. The State Administration for Industry and Commerce’s Trademark Office handles trademark registrations and grants an initial term of rights of ten years to registered trademarks. Upon the initial term’s expiration, a second term of ten years may be granted under a renewal. Trademark license agreements must be filed with the Trademark Office or a regional office. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services to which the trademark relates.

Under the Patent Law of PRC, which was revised on August 25, 2000, animal and plant varieties may not be protected under patents, but the production methodology of animal and plant varieties may be patented. Producers of plant and animal varieties may seek protection for their rights to new varieties under the Protection of New Varieties of Plants Regulation.

The Protection of New Varieties of Plants Regulation was promulgated by the State Council on March 20, 1997, and became effective on October 1, 1997. The administrative departments of the State Council in charge of agriculture and forestry are, according to their respective functions, jointly responsible for the acceptance and examination of applications for the rights to new varieties of plants and grant such rights to new varieties of plants which satisfy the requirements under the regulations. An entity or individual that has completed the production, sale or dissemination of a new variety of plant which has been granted a variety right will have an exclusive right in its protected variety. Unless otherwise provided for in these regulations, without a license from the owner of the variety right, no other entity or individual may use such variety for commercial purposes.

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended January 14, 1997, as well as various regulations issued by SAFE and other relevant PRC government authorities, the RMB is freely convertible into a foreign currency for current account items, including trade-related receipts and payments, interest and dividends, but not for capital account items, such as direct equity investments, loans and repatriation of investment, unless prior approval from the State Administration of Foreign Exchange or a local branch has been obtained. Transactions that occur within the PRC must be settled in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad and domestic enterprises must convert all of their foreign currency receipts into RMB. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly-owned enterprises include the Wholly Foreign-owned Enterprise Law, promulgated by the National People’s Congress on April 12, 1986 and amended on October 31, 2000, and the Wholly Foreign-owned Enterprise Law Implementing Rules, promulgated by the National People’s Congress on December 12, 1990 and amended on April 12, 2001. Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to contribute to certain reserve funds. These reserves are not distributable as cash dividends.

Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, or FIEs, are exempted from PRC withholding tax. Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, however, dividends payable by a FIE to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a FIE to its foreign investors will be subject to no more than 5% tax. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed to us by Agria China.

Foreign Exchange

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those

“PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

In May 2007, the SAFE issued the Operating Procedures of Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE 106 Notice, which became effective as of May 29, 2007. The SAFE 106 Notice provided detailed operating procedures for implementing the SAFE 75. Under the SAFE 106 Notice, establishing or taking control of an offshore special purpose company without prior registration with the relevant local SAFE branch will be deemed as evasion of foreign exchange control or other illegal acts, and may be subject to penalties according to regulations on foreign exchange control and other relevant regulations.

New M&A Rule

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because we established our PRC subsidiary by means of direct investment other than by merger or acquisition of PRC domestic companies. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, may create uncertainties for this offering and could have a material adverse effect on our business, operating results, reputation, prospects and trading price of our ADSs. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. The business address for each of the executive directors except for Dr. Duyk and executive officers is Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancun, Haidian District, Beijing 100081, People’s Republic of China. The business address for Dr. Duyk is TPG Growth, 345 California St, Suite 3300, SF, CA 94104, USA.

Directors and Executive Officers	Age	Position/Title

Guanglin Lai	43	Chairman of the Board/Co-Chief Executive Officer
Zhaohua Qian	40	Director
Zhixin Xue	45	Director/Chief Operating Officer
Gary Kim Ting Yeung	41	Director/Chief Financial Officer
Geoffrey Duyk	48	Director
Terry McCarthy	63	Independent Director Appointee
Shangzhong Xu	57	Independent Director
Jiuran Zhao	45	Independent Director
Kenneth Hua Huang	45	Co-Chief Executive Officer
Juliana H. Xu	31	Chief Technology Officer
Weizhong Wang	44	Chief Strategy Officer

Mr. Guanglin Lai has served as our chairman of the board of directors since June 2007 and as our co-chief executive officer since September 2007. Mr. Lai is also a director of Brothers Capital Limited, which is our largest shareholder. Mr. Lai founded Aero-Biotech Group Limited, which is a wholly-owned subsidiary of Agria Corporation, in 2005 and is a director of this subsidiary. Mr. Lai devotes approximately 80% of his time to attend to our business affairs. Prior to that, in 2002, Mr. Lai founded Ace Choice Management Limited, a company that specializes in promoting business and investment activities between the PRC and other countries. From 2000 to 2002, Mr. Lai was managing director of Shenzhen Keding Venture Capital Management Co., Ltd., a venture investment management company. Mr. Lai is the chairman of the audit and nomination committees and a member of the remuneration committee of KXD Digital Entertainment Ltd., a Singapore-listed company that manufactures and sells audiovisual entertainment products. Mr. Lai holds a bachelor’s degree in accounting from Monash University, Melbourne, Australia and is a certified public accountant in Australia.

Mr. Zhaohua Qian has served as our director since June 2007. Mr. Qian is also a director and the president of Brothers Capital Limited, which is our largest shareholder. Mr. Qian has served as the president of Ace Choice Management Limited since 2002. He is a director of the Husbandry Association of China. Mr. Qian holds a bachelor’s degree in computer science from University of Science and Technology of Beijing.

Mr. Zhixin Xue has served as our chief operating officer since June 2007 and as our director since August 2007. Mr. Xue is also the chairman of the board of P3A, our consolidated affiliated entity in China and has served in that position since 2000. Mr. Xue also serves as the chairman of the board of Taiyuan Relord, one of the former shareholders of P3A. Mr. Xue devotes approximately 80% of his time to attend to our business affairs. Mr. Xue was selected as one of the “National Outstanding Entrepreneurs” in 2005, was named as one of the “Outstanding Entrepreneurs of Shanxi Province” in 2005 and one of the “Outstanding Entrepreneurs of Taiyuan” successively from 2002 to 2005 by the local governments. Mr. Xue is a member of the Shanxi Committee of the Chinese People’s Political Consultative Conference, a political advisory body in China. Mr. Xue holds a bachelor’s degree in medicine from Shanxi Medical College.

Mr. Gary Kim Ting Yeung has served as our chief financial officer since February 2007 and as our director since September 2007. Prior to joining us, Mr. Yeung was an audit senior manager at

PricewaterhouseCoopers, or PwC. Mr. Yeung worked at PwC from 1991 until January 2007. While at PwC, Mr. Yeung participated in various assignments, including statutory annual audits, financial due diligence and preparing PRC companies for listings of their shares on overseas markets such as the United States, Hong Kong and Singapore. Mr. Yeung is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Yeung holds a bachelor’s degree in accounting from the University of Ulster.

Dr. Geoffrey Duyk has served as our director since August 2007. He is the managing director of TPG Growth. From 1996 to 2003, Dr. Duyk was president of research & development and a director of Exelixis Inc. From 1993 to 1996, he was one of the founding scientific staff at Millennium Pharmaceuticals. Prior to that, Dr. Duyk was an assistant professor at Harvard Medical School in the Department of Genetics and an assistant investigator at the Howard Hughes Medical Institute. Dr. Duyk is a council member of the National Human Genome Research Institute at the National Institutes of Health. He also serves on the scientific advisory boards of the NHGRI DNA Sequencing Advisory Panel; the KOMP Global Mouse TKO project (as chair), Expressed Sequenced Consortium; Advisory Panel Cancer Genome Anatomy Project (as co-chair); Program in Genomics Applications (NHBLI); the Bioethics Advisory Group at Case Western Reserve University; the Spinal Muscular Atrophy Foundation; WIL Laboratories; VLST; and FoldRx. Dr. Duyk holds a bachelor’s degree from Wesleyan University and Ph.D. and M.D. degrees from Case Western Reserve University.

Mr. Terry McCarthy will serve as our independent director immediately upon completion of this offering. Mr. McCarthy invests in and consults companies doing business in China. He has been the chairman of audit committee for Solarfun Power Holdings, LTD since 2006, a NASDAQ listed company, as well as a director of another privately held company based in China. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. From 1993 to 1995, he managed a national reengineering program and software development project for Deloitte and participated in the acquisition and development of Deloitte’s tax software company. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was deputy managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Silicon Valley in California, where he was an audit partner and president when the firm was sold to Touche Ross in 1985. From 1972 to 1976, he held several audit positions at Hurdman & Cranstoun, CPAs, including senior audit manager working with SEC and privately held clients. He received a bachelor’s degree from Pennsylvania State University, an MBA degree from the University of Southern California and a master’s degree in taxation from Golden Gate University.

Dr. Shangzhong Xu has served as our independent director since November 6, 2007. Dr. Xu has been the director of the Research Institute of Genetic Breeding and a researcher at the Beijing Research Institute of Husbandry Veterinary Science of the Chinese Agricultural Scientific Academy since 1978. Dr. Xu specializes in animal genetic breeding and its industrialization, breeding planning, breeder evaluation and marker genes. He established the open nucleus breeding system to conduct breeding selection. Dr. Xu has also been the managing director of the Generic Breeding Branch and Genetic Marker Branch of the China Husbandry Veterinary Science Association since 1989. Dr. Xu received his Ph.D degree in animal genetic breeding from Beijing Agricultural University and took advanced courses at Michigan State University.

Dr. Jiuran Zhao has served as our independent director since November 6, 2007. Since 1997, Dr. Zhao has served as the managing director of the Maize Center of the Agricultural and Forestry Scientific Research Academy in China. From 1986 to 1997, Dr. Zhao worked at the Crop Center of the Agricultural and Forestry Scientific Research Academy, where he began as a researcher, became a vice director and later became the director. Dr. Zhao specializes in the genetic breeding and industrialization of maize and other varieties of crops as well as DNA fingerprint techniques. He is also an agricultural consultant to the Beijing municipal government, the director of the maize expert group of Ministry of Culture of China, a vice director of the China Crop Association, the leader of the National Maize Cultivation Group, a member of the Examination Committee of the Plantation New Variety of Ministry of Culture and an expert for The International Union for the Protection of New Varieties of Plants. Dr. Zhao received his Ph.D. degree in crop generic breeding from China Agricultural University.

Mr. Kenneth Hua Huang has served as our co-chief executive officer since July 2007. Prior to joining us, from September 2005 to June 2007, Mr. Huang was the chief representative in China at Union Switch & Signal Inc., a wholly-owned subsidiary of Ansaldo Signal N.V. engaged in the design and manufacturing of railroad equipment and systems, where he established the company’s office in China and served as the head of its China operations. From 2002 to 2005, Mr. Huang served as the country sales manager of GE Rail China. From 2000 to 2002, Mr. Huang was a senior vice president in charge of all sales and operations at 8848.net (China), Ltd., a company that provides business-to-business and business-to-consumer e-commerce services in China. Mr. Huang holds a bachelor’s degree in communications from Xi’an Jiaotong University and a master’s degree in computer application from Beijing Agriculture University.

Dr. Juliana H. Xu has served as our chief technology officer since May 2007. Prior to joining us, from 2004 to 2005, she was a research scientist at Avon Products Inc.’s global research and development center where she led a team in charge of developing products for the Asian market. She also worked at TPG Growth Asia in 2006 and Tianjin Biochip Co., Ltd., a biotech company, in 2007 prior to joining us. Dr. Xu received her bachelor of science in biochemistry from Grove City College, Pennsylvania, an MBA degree from Hong Kong University of Science and Technology and a Ph.D. degree in molecular biology from Cornell University.

Dr. Weizhong Wang has served as our chief strategy officer since July 2007. From 2000 to 2007, Dr. Wang served as chairman and president of Denong Seed Science and Technology Development Company, a company that engages in the development, production and marketing of corn, rice, cotton and other agricultural products in China. Dr. Wang holds a Ph.D. degree in agricultural economics from the Chinese Academy of Agriculture.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. A senior executive officer may, upon one-month advance written notice, terminate his or her employment if there is a material reduction in his or her authority, duties and responsibilities, if there is a material reduction in his or her salary or if such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate a senior executive officer’s employment at any time without cause. Each senior executive officer is entitled to certain benefits upon termination without cause as is expressly required by the jurisdiction in which the executive is based.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors. Each officer also agreed not to compete with the business (as defined in the employment agreement) of our company for a period of two years after he ceases to be employed by our company.

Board of Directors

Our board of directors currently consists of seven directors and will consist of eight directors immediately after the completion of this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors

Prior to the closing of this offering, we will establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of Mr. Terry McCarthy, Dr. Jiuran Zhao and Dr. Shangzhong Xu, all of whom satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. McCarthy will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee will consist of Mr. Zhaohua Qian, Dr. Jiuran Zhao and Dr. Shangzhong Xu. Dr. Zhao and Dr. Xu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Qian will be the chair of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board total compensation packages for our senior executives;

•	approving and overseeing the total compensation packages for our co-chief executive officers;

•	reviewing and recommending director compensation to the board; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee will consist of Mr. Guanglin Lai, Dr. Jiuran Zhao and Dr. Shangzhong Xu. Dr. Zhao and Dr. Xu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Lai will be the chair of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in selecting qualified individuals to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending nominees for election or re-election to the board or appointments to fill any vacancy;

•	annually reviewing with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	periodically advising the board with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our current directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. Our independent director, Mr. Terry McCarthy is subject to an initial term of two years after his appointment becomes effective, and the other two independent directors, Dr. Jiuran Zhao and Dr. Shangzhong Xu, are not subject to a term of office after their appointments become effective. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) dies or is found by our company to be or become of unsound mind.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, we paid an aggregate of approximately RMB934,400 ($122,754) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside any amount to provide pension, retirement or similar benefits for our directors and executive officers.

Share Incentives

2007 Share Incentive Plan.  We have adopted a 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon exercise of awards granted under our plan, plus an increase of 5,000,000 shares when and if the 15,000,000 ordinary shares plan has been fully used pursuant to the awards granted under the plan and the board approves such increase.

The following table summarizes, as of the date of this prospectus, the options granted to our directors and executive officers and other individuals as a group.

	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options Awarded	($/Share)	Date of Grant	Expiration

Zhaohua Qian	600,000	2.40	July 4, 2007	July 4, 2017
Zhixin Xue	600,000	2.40	July 19, 2007	July 19, 2017
Kenneth Hua Huang	600,000	2.40	July 19, 2007	July 19, 2017
Gary Kim Ting Yeung	600,000	2.40	July 4, 2007	July 4, 2017
Juliana H. Xu	600,000	2.40	July 19, 2007	July 19, 2017
Weizhong Wang	400,000	2.40	July 19, 2007	July 19, 2017
Other individuals as a group	2,500,000	2.40	July 19, 2007	July 19, 2017
	1,600,000	4.80	July 19, 2007	July 19, 2017

The following paragraphs summarize the terms of our 2007 Share Incentive Plan:

Plan Administration.  Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements.  Options and other share incentives granted under our plan are evidenced by an award agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility.  We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Options upon Corporate Transactions.  The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction, provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options.  The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule.  In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule. The share options have a vesting term of four years.

Transfer Restrictions.  Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan.  Unless terminated earlier, the plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

	Ordinary Shares
	Beneficially Owned
	Prior to		Ordinary Shares Being		Shares Beneficially Owned
	This Offering		Sold in This Offering		After This Offering(1)
	Number(2)	%(3)	Number	%	Number	%

Directors and Executive Officers:
Guanglin Lai(4)	86,630,000	84.6	10,300,000	10.1	76,330,000	60.4
Zhaohua Qian(5)	86,630,000	84.6	10,300,000	10.1	76,330,000	60.4
Zhixin Xue	—	—	—	—	—	—
Kenneth Hua Huang	—	—	—	—	—	—
Gary Kim Ting Yeung	—	—	—	—	—	—
Juliana H. Xu	—	—	—	—	—	—
Weizhong Wang	—	—	—	—	—	—
All directors and executive officers as a group(6)	86,630,000	84.6	10,300,000	10.1	76,330,000	60.4
Principal and Selling Shareholders:
Brothers Capital Limited(7)	86,630,000	84.6	10,300,000	10.1	76,330,000	60.4
Investment funds affiliated with TPG, represented by TPG Growth AC Ltd. and TPG Biotech II, Ltd.(8)	8,650,000	8.4	—	—	8,650,000	6.8
Dubai Investment Group L.L.C.(9)	6,600,000	6.4	—	—	6,600,000	5.2

(1)	Assumes that the underwriters do not exercise the over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(3)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 102,400,000, being the number of ordinary shares outstanding as of this prospectus, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus, if any. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 126,400,000, being the number of ordinary shares outstanding immediately after the completion of this offering, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus, if any, assuming that underwriters will not exercise their option to purchase additional ADSs in the offering.

(4)	Includes 86,630,000 ordinary shares owned by Brothers Capital Limited, a British Virgin Islands company of which Mr. Lai is a director. The business address of Mr. Lai is Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancw Haidian District, Beijing 100081, People’s Republic of China.

(5)	Includes 86,630,000 ordinary shares held by Brothers Capital Limited of which Mr. Qian is a director and the president. Mr. Qian disclaims beneficial ownership of these shares. The business address of Mr. Qian is Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancw Haidian District, Beijing 100081, People’s Republic of China.

(6)	Certain directors and executive officers have been granted options pursuant to our 2007 Share Incentive Plan. No such options are exercisable within 60 days after the date of the prospectus. See “Management — Share Incentives.”

(7)	Brothers Capital Limited is a company incorporated in the British Virgin Islands with two directors, Guanglin Lai and Zhaohua Qian. The registered address of Brothers Capital Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)	Includes 4,170,000 ordinary shares and 1,600,000 ordinary shares convertible from series A preferred shares held by TPG Growth AC Ltd. and 2,080,000 ordinary shares and 800,000 ordinary shares convertible from series A preferred shares held by TPG Biotech II, Ltd. TPG Biotech II, Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Biotechnology Partners II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Biotech Advisors II, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, a Delaware limited liability company, whose managing member is TPG Ventures Partners, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Ventures Professionals, L.P., a Delaware limited partnership, which is managed by its general partner, Tarrant Advisors, Inc., a Texas company, whose sole shareholder is Tarrant Capital Advisors, Inc., a Delaware company, whose shareholders are David Bonderman and James Coulter. TPG Growth AC Ltd. is a company incorporated in the Cayman Islands, whose sole shareholder is TPG Star, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star GenPar, L.P., a Delaware limited partnership, which is managed by its general partner, TPG Star Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Ventures Holdings, LLC, whose managing member is TPG Ventures Partners, L.P., which is managed by its general partner, TPG Ventures Professionals, L.P., which is managed by its general partner, Tarrant Advisors, Inc., whose sole shareholder is Tarrant Capital Advisors, Inc., whose shareholders are David Bonderman and James Coulter. The registered address for both of these companies is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)	Dubai Investment Group L.L.C. is a company incorporated in United Arab Emirates and controlled by Saud Ahmad Abdulrahman Ba’alawi. The address for Dubai Investment Group L.L.C. is Level 38, Emirates Towers (Offices), P.O. Box 73311 Sheikh Zayed Road, Dubai, United Arab Emirates.

As of the date of this prospectus, none of our outstanding Series A preferred shares and ordinary shares was held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with P3A and Its Shareholders

PRC law currently restricts foreign ownership of a seed business in China. We conduct our business primarily through Agria China’s contractual arrangements with P3A and its shareholders. See “Corporate History and Structure” for a description of these contractual arrangements.

Other Transactions with P3A and Its Affiliates

On June 8, 2007, an agreement on equity interests of P3A was entered into among P3A, P3A’s five former shareholders and P3A’s four current shareholders, and China Victory International Holdings Limited, which is our wholly-owned subsidiary. This agreement confirms that P3A’s former shareholders do not have any outstanding rights or obligations with respect to P3A. Under the agreement, P3A’s current shareholders have agreed to cause the individuals nominated by Agria China to be elected as P3A’s directors and to grant a voting proxy to the individual(s) designated by Agria China to vote on all matters subject to shareholder approval at P3A’s shareholder meetings. In addition, P3A’s current shareholders are prohibited from transferring, pledging or otherwise disposing of their equity interests in P3A without prior written consent of China Victory. P3A’s current shareholders have also agreed to enter into and cause P3A to enter into a series of agreements, including service agreement, share pledge agreement and exclusive option agreement, with Agria China in form and substance satisfactory to Agria China, and not to sign any contract relating to P3A or to distribute any dividends without the prior written consent of Agria China. Concurrently with the execution of this agreement, P3A, P3A’s current shareholders and Agria China entered into a series of contractual arrangements as described in “Corporate History and Structure.”

On June 8, 2007, P3A and Agria China entered into a proprietary technology transfer agreement, whereby P3A transferred to Agria China certain proprietary technologies owned by P3A. Agria China has agreed to pay RMB13.6 million to P3A in consideration for this technology transfer.

On June 8, 2007, P3A and Primalights III Biotech Engineer Academy, or P3A Academy, entered into a proprietary technology transfer agreement, whereby P3A Academy transferred to P3A all of the proprietary technologies that P3A Academy had developed or acquired. P3A was not required to make any new payment for this transfer, as it had been funding P3A Academy’s research and development activities.

On October 25, 2006, P3A and Taiyuan Relord, a related party, entered into a transfer of forest ownership agreement, pursuant to which Taiyuan Relord transferred to P3A 200,200 date trees at the price of RMB43.6 million and leased to P3A four pieces of land with the total size of approximately 165 acres where the date trees grow upon at the rent of RMB1.2 million each year starting from November 2007.

P3A entered into a lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. The annual rent under the lease is RMB673,000.

On June 28, 2007, Brothers Capital Limited, our controlling shareholder, made a loan of US$20.2 million at interest rate of 7% per annum to our subsidiary, China Victory International Holdings Limited to enable China Victory to fund the registered capital of its directly wholly-owned subsidiary, Agria China, as required under applicable PRC law. The loan is repayable to Brothers Capital Limited at the earlier of demand by Brothers Capital Limited or June 28, 2008.

We guaranteed a short-term bank loan in the amount of RMB1.5 million extended to Taiyuan Relord on June 30, 2007. We did not receive any fee for providing the guarantee. The bank loan is repayable on December 27, 2007 and the guarantee will be released when the bank loan is repaid.

We typically sell our white bark pine seedlings to Taiyuan Relord, which was one of the former shareholders of P3A and is currently an affiliate of P3A. Our chief operating officer is the sole shareholder of Taiyuan Relord.

Private Placement

On June 22, 2007, we issued and sold 2,400,000 shares of Series A preferred shares at a purchase price of $4.1667 per share in a private placement. The investors in the private placement were TPG Growth AC Ltd. (which purchased 1,600,000 preferred shares from us) and TPG Biotech II, Ltd. (which purchased 800,000 preferred shares from us) (together, “TPG”). TPG was an unrelated third party prior to its investment in our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between TPG and us and was approved by our board of directors. Each Series A preferred share is convertible into our ordinary shares at the option of the holders at any time before the completion of this offering. Holders of our Series A preferred shares have the right to receive an annual dividend of 8% if this offering is not consummated prior to July 31, 2008. However, if this offering is consummated prior to July 31, 2008, then such holders shall not be entitled to receive any dividend. Concurrently with our issuance and sale of Series A preferred shares to TPG, Brother Capital Limited, the largest shareholder of our company, transferred and sold 4,170,000 and 2,080,000 ordinary shares to TPG Growth AC Ltd. and TPG Biotech II, Ltd., respectively.

In August 2007, our shareholders authorized a 10,000-for-1 share split of our ordinary shares and our preferred shares. Upon the effecting of the share split, TPG Growth AC Ltd. held 1,600,000 Series A preferred shares and 4,170,000 ordinary shares and TPG Biotech II, Ltd. held 800,000 Series A preferred shares and 2,080,000 ordinary shares.

Registration Rights Agreement

We and TPG have entered into a registration rights agreement dated June 22, 2007. Under the terms of this agreement, TPG (and certain subsequent transferees of TPG) may, at any time following 180 days after an initial public offering by us, require us to effect up to two registrations (and unlimited registrations on Form F-3) of ordinary shares held by such parties, subject to certain offering size limitations. The agreement also grants to TPG (and certain subsequent transferees of TPG) “piggyback” registration rights, other than in connection with a registration by us pursuant to a stock option plan or other employee benefit plan, a registration on Form S-8 or a registration relating to a corporate reorganization. In the event we use reasonable best efforts but are unable to register our shares, we have no liabilities to these shareholders. We, TPG and Dubai Investment Group L.L.C., or DIG, entered into a deed of adherence dated August 30, 2007 whereby DIG agreed to comply with and be bound by all of the provisions of the registration rights agreement in all respects as if DIG were a party to the agreement and were named therein as a party, and on the basis that references therein to holders of registrable securities shall include a separate reference to DIG, and the ordinary shares (and any other shares of capital stock) held by DIG shall constitute registrable securities. The deed of adherence superseded and replaced any prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect to DIG’s registration rights. The purpose of the deed of adherence was to ensure that the eligible shareholders have the same registration rights under the same agreement.

Undertaking Agreement

On June 22, 2007, we entered into an agreement with Brothers Capital Limited and TPG, whereby each party to the agreement agreed to use its reasonable best efforts to cause each of our shareholders to enter into a new agreement regarding share transfers, our memorandum and articles of association and a new registration rights agreement as soon as possible but no later than the public filing date of this registration statement. Such agreements would clarify the relationship between our memorandum and articles of association and certain investment agreements of our shareholders as well as grant each of our shareholders substantially similar rights and obligations with respect to transfer and preemption as well as equivalent piggyback and demand (to the extent such shareholder currently enjoys demand registration rights under an existing agreement) registration rights.

Shareholders Agreement

We, Brothers Capital Limited and TPG have entered into a shareholders agreement dated June 22, 2007. Under this shareholders agreement, our board of directors shall comprise six directors, including five directors designated by Brothers Capital Limited and one director jointly designated by the purchasers. The purchasers have the right to nominate one independent director, subject to the approval of our board of directors. The shareholders agreement also imposes certain restrictions on a transfer of shares by Brothers Capital Limited and the purchasers, and grants preemptive rights to the purchasers except with respect to this offering and certain other issuances. Brothers Capital Limited and the purchasers each have certain rights of first refusal and co-sale rights with respect to certain proposed share transfers by the purchasers or Brothers Capital Limited, as applicable. In addition, if this offering is not a completed offering prior to December 31, 2008, the purchasers, acting jointly, shall have the right, for 90 days thereafter, to require us to redeem or purchase all shares purchased by them pursuant to the private placement by delivering a written notice to us. Such rights, and other rights and obligations of Brothers Capital Limited and the purchasers under the shareholders agreement, will terminate upon the completion of this offering, except for limited exceptions related to confidential information.

Employment Agreements

See “Management — Employment Agreements.”

Share Incentives

See “Management — Share Incentives.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”).

As of September 30, 2007, our authorized share capital was $50,000 consisting of (i) 499,900,000,000 ordinary shares with a par value of $0.0000001 each, of which 100,000,000 shares are issued and outstanding; (ii) 100,000,000 Series A preferred shares authorized with a par value of $0.0000001 each, of which 2,400,000 are issued and outstanding. All of our issued and outstanding Series A preferred shares will automatically convert into 2,400,000 ordinary shares automatically upon the closing of this offering.

We have adopted an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is conducted by a show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders holding an aggregate of at least one-third of our voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven days is required for the convening of our shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires a unanimous written resolution. A special resolution is required for important matters such as altering the amount of our authorized share capital and amending our articles of association.

Transfer of Shares.  Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share unless (a) the transfer is from the shareholder to such shareholder’s affiliate, or (b) the transfer complies with the shareholder’s transfer obligations and restrictions under applicable law and our articles of association.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Liquidation.  If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of a majority holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will file our annual audited financial statements in accordance with the Companies Law.

Preferred Shares

Immediately prior to the closing of this offering, each outstanding share of our preferred shares will be converted into one share of ordinary share.

After the closing of this offering, our board of directors will have the authority, without shareholder approval, to issue up to a total of 50,000,000,000 shares of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

Ordinary Shares.  On June 13, 2007, we issued 10,000 ordinary shares to Brothers Capital Limited upon incorporation. On June 21, 2007, we issued 76,740,000 ordinary shares to Brothers Capital Limited, 10,000,000 ordinary shares to Morgan Finanz Capital Limited, 10,000,000 ordinary shares to Ariya Capital Partners Limited and 3,250,000 ordinary shares to Dubai Investment Group L.L.C in exchange for the same number of ordinary shares in Aero-Biotech contributed to us by these shareholders. Morgan Finanz Capital Limited and Ariya Capital Partners Limited are wholly owned by Brothers Capital Limited.

Preferred Shares.  On June 22, 2007, we issued 1,600,000 Series A preferred shares to TPG Growth AC Ltd. and 800,000 Series A preferred shares to TPG Biotech II, Ltd.

Options.  As of September 30, 2007, we have granted options to purchase a total of 7,500,000 ordinary shares to certain directors and executive officers. See “Management — Share Incentives.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow many recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a special resolution that vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our registration rights agreement entered into on June 22, 2007, we have granted certain registration rights to holders of our registrable securities, which include holders of our Series A preferred shares and ordinary shares issued to the holders of our Series A preferred share as of the date of the agreement, as well as certain holder of our ordinary shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  At any time commencing six months after this offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) after we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, (3) if the securities to be registered can be registered on Form F-3, or (4) in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, unless we are already subject to service in such jurisdiction and except as may be required under the U.S. Securities Act of 1933. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights.  When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the twelve month period preceding the date of such request, already effected one registration on Form F-3 for the holders of our registrable securities, (2) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.

Expenses of Registration.  We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent two ordinary shares (or a right to receive two ordinary shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, N.Y. 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, N.Y. 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in the section of this prospectus headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus headed “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not lawful and feasible to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

Because rights offerings are offerings of securities, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If rights are made available to you pursuant to an exemption from the registration requirements of the Securities Act, transfers and cancellation of ADSs represented by shares purchased upon exercise of rights may be restricted so as to ensure compliance with the conditions or requirements of the exemption.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Deposited Securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If no instructions are received by the depositary from any owner with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for such purpose, the depositary shall deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. No such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter that we inform the depositary we do not wish such proxy given, where substantial opposition exists or if such matter materially and adversely affects the rights of holders of the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we shall give the depositary notice of any such meeting and details concerning the matters to be voted upon not less than 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities. Each
• Reclassify, split up or consolidate any of the deposited securities	ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. In this case, the depositary will mail a notice of termination to the ADS holders at least 30 days prior to the termination date.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Waiver of Jury Trial

Under the deposit agreement, by holding ADSs, the ADS holders agree to irrevocably waive, to the fullest extent permitted by applicable law, any right you may have to a trial by jury in any suit, action or proceeding against us and/or the depositary directly or indirectly relating to, among other things, the shares, the ADSs, the deposit agreement or any securities, transactions or any other question contemplated or arising in connection with the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 17,150,000 ADSs representing approximately 27.1% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Our officers, directors and all of our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the initial “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,264,000 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calder, our special Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “— United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this registration statement and on U.S. Treasury regulations in effect, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

WE RECOMMEND THAT PROSPECTIVE PURCHASERS CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the New York Stock Exchange (but not our ordinary shares), will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. We recommend that you consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our affiliated entity will be treated for purposes of the PFIC rules, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ended December 31, 2007. However, PFIC status is a factual determination (rather than a legal conclusion) for each taxable year which cannot be made until the close of the taxable year, and therefore our actual PFIC status for 2007 will not be determinable until the close of the 2007 taxable year. Accordingly, there is no guarantee that we will not be a PFIC for the 2007 taxable year or for any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a

“mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs have been approved to be listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

We recommend that you consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. We recommend that U.S. Holders consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 6, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC of Eleven Madison Avenue, New York, NY 10010 is acting as representative, the following respective numbers of ADSs:

Number of
Underwriter	ADSs

Credit Suisse Securities (USA) LLC	13,720,000
HSBC Securities (USA) Inc.	1,286,250
Piper Jaffray & Co.	1,286,250
CIBC World Markets Corp.	857,500

Total	17,150,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 2,572,500 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.693 per ADS. No further discount will be allowed to a dealer or re-allowed by a dealer to other dealers. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting discounts and commissions paid by us	$1.155	$1.155	$19,808,250	$22,779,487.50
Expenses payable by us	$0.309	$0.268	$5,293,033	$5,293,033

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any of our ADSs or shares of our common stock or securities convertible into or exchangeable or exercisable for any of our ADSs or shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and all of our existing shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs or shares of our common stock or securities convertible into or exchangeable or exercisable for any of our ADSs or shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or common stock, whether any of these transactions are to be settled by delivery of our ADSs, common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Credit Suisse Securities (USA) LLC has no present intent or understandings, tacit or explicit, to release these “lock-ups” early.

The underwriters have reserved for sale at the initial public offering price up to 1,300,000 ADSs for our directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “GRO.”

Dr. Juliana Xu, our chief technology officer, is married to an employee of Credit Suisse (Hong Kong) Limited, an affiliate of Credit Suisse Securities (USA) LLC.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the “Exchange Act.”

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of our ADSs will be made against payment therefor on or about November 13, 2007.

There has been no public market for our ordinary shares or ADSs prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for the industry in which, and the companies with which, we compete generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial offering price.

The ADSs to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering. These ADSs initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ADSs have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may also be used in connection with resales of such ADSs in the United States to the extent such resales would not be exempt from registration under the Securities Act.

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

United Kingdom.  The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

Hong Kong.  Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan.  The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant law and regulations of Japan.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus be circulated or distributed, nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the. conditions, specified in Section 275 of the SFA or (iii) ’otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange or securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

European Economic Area.  Any ADSs that are offered in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) shall, in order to comply with the Prospectus Directive that has been implemented in that Relevant Member State (the “Relevant Implementation Date”), only be offered to the public in that Relevant Member State following the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to purchase the ADSs may, with effect from and including the Relevant Implementation Date, be made in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/IEC and includes any relevant implementing measure in each Relevant Member State.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010; the address of HSBC Securities (USA) Inc. is 452 Fifth Avenue, New York, NY 10018; the address of Piper Jaffray & Co. is Suite 800, 800 Nicollet Mall, Minneapolis, MN 55402; and the address of CIBC World Markets Corp. is 300 Madison Avenue, New York, NY 10017.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

SEC Registration Fee	$9,991
New York Stock Exchange Listing Fee	150,000
Financial Industry Regulatory Authority Filing Fee	33,042
Printing Expenses	200,000
Legal Fees and Expenses	2,000,000
Accounting Fees and Expenses	1,400,000
Miscellaneous(1)	1,500,000

Total	$5,293,033

(1)	Miscellaneous expenses include roadshow expenses, accountant fees, valuator fees and public relations advisor fees.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Jingtian & Gongcheng Attorneys at Law. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Jingtian & Gongcheng Attorneys at Law with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming is located at 21st Floor, Hua Run Building, No. 5001 Shen Nan East Road, Shenzhen, People’s Republic of China.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to the extent they relate to the determination of fair value of our ordinary shares and share options on the relevant grant dates, have been reviewed and confirmed by Sallmanns (Far East) Limited, an independent appraiser. The address of Sallmanns (Far East) Limited is 22/F, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information online at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Agria Corporation

We have audited the accompanying consolidated balance sheets of Agria Corporation and its subsidiaries (together, the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agria Corporation and its subsidiaries at December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shenzhen, People’s Republic of China
July 15, 2007

AGRIA CORPORATION

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

	Note	2005	2006	2006
		(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents		29,477	42,782	5,620
Restricted cash		1,508	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB1,921 and RMB3,467 (US$455) at December 31, 2005 and 2006, respectively)	3	67,200	156,440	20,552
Inventories	4	82,659	58,007	7,620
Prepayments and other current assets	5	8,113	22,584	2,967
Amounts due from related parties	15	1,605	1,059	139

Total current assets		190,562	280,872	36,898

Non-current assets:
Property, plant and equipment, net	6	42,965	40,126	5,271
Investment		205	205	27
Intangible assets, net	7	62,793	74,437	9,779
Other assets, net	8	55,341	94,836	12,459

Total non-current assets		161,304	209,604	27,536

Total assets		351,866	490,476	64,434

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	9	12,900	36,900	4,848
Long-term bank borrowing, current portion	9	1,000	1,500	197
Accounts payable		60,392	27,161	3,568
Accrued expenses and other liabilities	10	13,484	14,907	1,958
Amounts due to shareholder	15	29,992	29,992	3,940
Amounts due to related parties	15	23,764	16,884	2,218

Total current liabilities		141,532	127,344	16,729

Non-current liabilities:
Long-term bank borrowing, non-current portion	9	1,500	—	—
Amount due to related parties	15	—	8,996	1,182

Total non-current liabilities		1,500	8,996	1,182

Total liabilities		143,032	136,340	17,911

Commitments and contingencies	18
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 100,000,000 shares issued and outstanding at December 31, 2005 and 2006)	11	—	—	—
Additional paid-in capital		6,262	8,098	1,064
Statutory reserves	12	38,695	76,953	10,109
Retained earnings		163,877	269,085	35,350

Total shareholders’ equity		208,834	354,136	46,523

Total liabilities and shareholders’ equity		351,866	490,476	64,434

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2004, 2005 and 2006
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Note	2004	2005	2006	2006
		(RMB)	(RMB)	(RMB)	(US$)

Revenue:
Corn seeds		48,560	245,601	245,634		32,269
Sheep breeding products		92,904	119,468	193,054		25,362
Seedlings (including related party amounts of RMBnil, RMB2,183, RMB2,980)		10,820	19,020	51,015		6,702

Total revenue		152,284	384,089	489,703		64,333

Cost of revenue:
Corn seeds		(33,311)	(147,723)	(144,730)		(19,013)
Sheep breeding products		(31,196)	(37,716)	(52,287)		(6,869)
Seedlings (including related party amounts of RMBnil, RMB835, RMB1,036)		(9,053)	(5,932)	(10,357)		(1,361)

Total cost of revenue		(73,560)	(191,371)	(207,374)		(27,243)

Gross profit		78,724	192,718	282,329		37,090

Operating income (expense):
Selling expenses		(4,874)	(11,349)	(14,031)		(1,843)
General and administrative expenses		(6,015)	(4,199)	(7,472)		(982)
Research and development expenses		(7,203)	(2,974)	(3,746)		(492)
Government grants		1,457	150	80		11

Total operating expenses		(16,635)	(18,372)	(25,169)		(3,306)

Operating profit		62,089	174,346	257,160		33,784
Interest income		115	218	280		37
Interest expense (including related party amounts of RMB4,093, RMB4,117, RMB2,511)		(4,731)	(5,537)	(4,923)		(647)
Other expense		(37)	(7)	—		—
Other income		336	60	1,386		182

Income before income tax		57,772	169,080	253,903		33,356
Income tax	13	—	—	—		—

Net income		57,772	169,080	253,903		33,356

Earnings per share:
Basic and diluted	14	RMB 0.58	RMB 1.69	RMB 2.54	US$	0.33

Weighted average number of ordinary shares outstanding:
Basic and diluted	14	100,000,000	100,000,000	100,000,000		100,000,000

Pro forma earnings per share:
Basic and diluted on an as converted basis		—	—	RMB2.48	US$	0.33

Weighted average number of ordinary shares outstanding used in computation of:
Pro forma basic and diluted EPS		—	—	102,400,000		102,400,000

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities:
Net income	57,772	169,080	253,903	33,356
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on disposal of property, plant and equipment and other assets	42	21	(185)	(24)
Depreciation	5,133	8,091	8,855	1,163
Amortisation of intangible assets	338	3,293	4,535	596
Allowance for doubtful accounts	200	1,469	1,546	203
Write-down of inventories to net realisable value	1,893	—	—	—
Imputed interest on ultimate controlling shareholder’s loan	1,674	1,674	1,836	241
Imputed interest on amounts due to related parties	2,419	2,443	675	89
Bonus expense	2,914	—	—	—
Changes in operating assets and liabilities:
Restricted cash	(2,000)	492	1,508	198
Accounts receivable	(10,980)	(50,672)	(90,786)	(11,927)
Inventories	(2,492)	(39,992)	24,651	3,238
Prepayments and other current assets	(11,825)	4,635	(14,471)	(1,901)
Amounts due from related parties	489	(1,589)	1,446	190
Accounts payable	9,175	38,747	(29,233)	(3,840)
Accrued expenses and other liabilities	3,245	2,760	950	125
Amounts due to shareholders	3	(13)	—	—
Amounts due to related parties	62	8	(3,179)	(418)

Net cash provided by operating activities	58,062	140,447	162,051	21,289

Cash flows from investing activities:
Acquisition of property, plant and equipment and other assets (including related party amounts of RMB12,450, RMB14,450, RMB38,180)	(49,527)	(37,357)	(43,699)	(5,741)
Acquisition of intangible assets	(1,670)	(61,773)	(16,180)	(2,126)
Proceeds from disposal of property, plant and equipment and other assets	—	—	9,470	1,244
Loan to related parties	—	—	(900)	(118)

Net cash used in investing activities	(51,197)	(99,130)	(51,309)	(6,741)

Cash flows from financing activities:
Proceeds from short-term borrowings	15,900	26,500	45,300	5,951
Repayment of short-term borrowings	(11,000)	(23,300)	(21,300)	(2,798)
Proceeds from long-term borrowings	3,500	—	—	—
Repayment of long-term borrowings	—	(1,000)	(1,000)	(131)
Dividends paid	—	(24,269)	(110,437)	(14,508)
Repayment of loan to related parties	(9,560)	(10,780)	(10,000)	(1,314)

Net cash used in financing activities	(1,160)	(32,849)	(97,437)	(12,800)

Net increase in cash and cash equivalents	5,705	8,468	13,305	1,748
Cash and cash equivalents at the beginning of year	15,304	21,009	29,477	3,872

Cash and cash equivalents at the end of year	21,009	29,477	42,782	5,620

Supplemental disclosure of cash flow information:
Cash received during the year for interest	115	218	280	37
Cash paid during the year for interest	641	1,288	2,284	300
Non-cash acquisition of property, plant and equipment and other assets	37,161	5,947	31,168	4,095

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2004, 2005 and 2006
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

		Number of		Additional		Retained	Total
		Ordinary	Ordinary	Paid-in	Statutory	Earnings/	Shareholders’
	Note	Shares	Shares	Capital	Reserves	(Deficit)	Equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of January 1, 2004		100,000,000	—	—	—	(11)	(11)
Imputed interest on ultimate controlling shareholder’s loan		—	—	1,674	—	—	1,674
Net income for the year		—	—	—	—	57,772	57,772
Appropriation of statutory reserves		—	—	—	12,142	(12,142)	—

Balance as of December 31, 2004		100,000,000	—	1,674	12,142	45,619	59,435
Bonus expense paid by ultimate controlling shareholder	16	—	—	2,914	—	—	2,914
Imputed interest on ultimate controlling shareholder’s loan		—	—	1,674	—	—	1,674
Net income for the year		—	—	—	—	169,080	169,080
Appropriation of statutory reserves		—	—	—	26,553	(26,553)	—
Dividends paid		—	—	—	—	(24,269)	(24,269)

Balance as of December 31, 2005		100,000,000	—	6,262	38,695	163,877	208,834
Imputed interest on ultimate controlling shareholder’s loan		—	—	1,836	—	—	1,836
Net income for the year		—	—	—	—	253,903	253,903
Appropriation of statutory reserves		—	—	—	38,258	(38,258)	—
Dividends paid		—	—	—	—	(110,437)	(110,437)

Balance as of December 31, 2006		100,000,000	—	8,098	76,953	269,085	354,136

Balance as of December 31, 2006, in US			—	1,064	10,109	35,350	46,523

The accompanying notes are an integral part of the consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006

1.	Organization and Basis of Presentation

Primalights III Modern Agriculture Development Co., Ltd (“P3A”), a company incorporated under the laws of the People’s Republic of China (the “PRC”) on April 20, 2000, is involved in the development, production and sale of corn seeds, sheep breeding products and seedlings. In October 2003, China Victory International Holdings Limited (“China Victory”), a company incorporated under the laws of Hong Kong, entered into a purchase agreement (the “Acquisition”) with the shareholders of P3A to acquire all of the dividend and voting rights in P3A without obtaining legal ownership over its ordinary shares. The Acquisition was structured in this manner because PRC law and regulations limits foreign ownership to less than 50% of certain types of businesses including P3A. As a result of the Acquisition, China Victory became the primary beneficiary of P3A and therefore, consolidates its financial results.

In June 2007, China Victory underwent certain restructuring events wherein it transferred its voting rights in P3A into its newly incorporated and wholly-owned subsidiary, Aero-Biotech Science & Technology Co., Ltd (the “WOFE”). In addition, the WOFE entered into an equity pledge agreement, exclusive call option agreement, power of attorney agreements and exclusive consultancy service, technology license and other service agreements with P3A and its shareholders. Together, these contractual agreements enable the WOFE to: a) exercise effective control over P3A through its ability to exercise all the rights of P3A’s shareholders, including voting and transfer rights; b) receive substantially all of the earnings and other economic benefits to the extent permissible under PRC law and the management of the Group intends to do so; and c) have an exclusive option to purchase all or part of the equity interests in P3A held by the shareholders, to the extent permitted under PRC law for the higher of RMB100,000 or the minimum amount of consideration permitted by PRC law. The power of attorney agreements allow the WOFE to cause P3A to change the terms of the consultancy service, technology license and other service agreements at any time. In addition, P3A’s shareholders have entered into an agreement to remit all of the dividends and other distributions received from P3A to the WOFE, subject to satisfaction of P3A shareholders’ personal income tax and other statutory obligations arising from receiving such dividends or other distributions. Through the WOFE, China Victory continues to consolidate P3A.

On August 1, 2005, the controlling shareholder of China Victory exchanged his entire equity interest in the company in return for all of the shares in Aero-Biotech Group Limited (“Aero-Biotech”), a company established under the laws of the British Virgin Islands (the “BVI”). As a result of the exchange, the controlling shareholder maintained his 100% controlling interest in China Victory immediately before and after the exchange. Also, on June 21, 2007, the controlling shareholder along with the minority shareholder of Aero-Biotech exchanged their entire equity interest in the company in return for all the equity interest in Agria Corporation (the “Company”), a company established under the laws of the Cayman Islands, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Aero-Biotech immediately prior to the share exchange. The above noted share exchange transactions have been accounted for as reorganizations of entities under common control in a manner similar to a pooling-of-interest. Accordingly, these transactions have been accounted for at historical cost. These consolidated financial statements reflect the financial position and operating results of the Company and its subsidiaries and a variable interest entity (collectively the “Group”) as if the above transactions were completed on January 1, 2004. All share and per share data have been presented to give retroactive effect to these share exchanges.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

As at December 31, 2006, the Company’s subsidiaries consist of the following entities:

	Date of	Place of	Percentage of
Name	incorporation	incorporation	shareholdings	Principal Activities

Aero-Biotech Group Limited	July 6, 2005	BVI	100%	Investment holding
China Victory International Holdings Limited	September 19, 2003	Hong Kong	100%	Investment holding

As at December 31, 2006, the consolidated financial statements of the Company also include the following variable interest entity which comprises substantially all of the Group’s operations:

	Date of	Place of
Name	incorporation	incorporation	Principal Activities

Primalights III Modern Agriculture Development Co., Ltd.	April 20, 2000	PRC	Development, production and sale of
corn seeds, sheep breeding products and seedlings

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation.

Foreign Currency

The functional currency of the Company, its subsidiary and VIE is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation.” The reporting currency of the Company is also RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of property plant and equipment, consolidation of VIE and intangible assets.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents the amounts of cash held by a bank, which are not available for the Company’s use and is pledged as security for outstanding bank acceptance notes payable. The restriction on cash is expected to be released within the next twelve months.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is written off after all collection efforts have ceased.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw materials and supplies consist of feed ingredients, packaging materials and operating supplies, while work-in-progress and finished goods include direct materials, direct labor and an allocation of manufacturing overhead costs.

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	5-10 years
Furniture and office equipment	5 years
Motor vehicles	6 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

All facilities purchased or constructed which require a period of time before completion are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation costs and interest costs. Capitalization of interest costs ceases when the asset is substantially complete and ready for its intended use, at which point, the construction-in-progress is to be transferred to fixed assets. Interest capitalized for the year ended December 31, 2004, 2005 and 2006 amounted to RMB382,723, RMB52,603 and RMB329,756, respectively.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

Other assets

Other assets, which represent breeder sheep and date trees for producing seedlings, are stated at the cost of acquisition and are depreciated using the straight-line method over their estimated useful lives as follow:

Breeder sheep	5 years
Date trees	30-46 years

We estimated the useful lives of breeder sheep by taking into account the sheep’s normal breeding lifecycle. We estimated the useful lives of date trees by taking into account the topography of where the date trees are planted which directly impacts their ability to produce seedlings.

Repair and maintenance costs are charged to expense when incurred. Depreciation cost of breeder sheep and date trees is allocated to related cost of inventories. Abnormal losses in breeder sheep and date trees are written off in the period in which such losses occur.

Intangible Asset

Land use rights

Prepaid land use rights are recorded at the amount paid less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement ranging from 20 to 46 years.

Acquired technology

Acquired intangible assets which consist primarily of purchased technologies know-how related to the production of corn seeds and breeder sheep are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of 5 years.

Investment

Investment represents equity investment in a private rural credit cooperation which is recorded at cost. Distributions received, other than for return of capital, are recorded as other income in the statement of operations. The investment is not readily marketable and a quoted market price is not readily available. The Company assesses its investments for other than temporary impairments when indicators of impairment arise, including adverse changes to financial condition and market environment of the investee.

Revenue Recognition

The Group’s primary business activity is to produce and sell corn seeds, sheep breeding products and seedlings. The Company records revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by individual sales agreements for each transaction. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of products which generally occurs at shipping point. Other than warranty obligations, the Company does not have any substantive performance obligations to deliver additional products or services to the customers. The product sales price stated in the sales contract is final and not subject to adjustment. The Company generally does not accept sales returns and does not provide customers with price protection. The Company assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Company records revenue related to product sales upon delivery of the product to the customers.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

For certain sales transactions involving seedlings, the customer will pay an additional fee if the seedlings meet specified growth criteria pursuant to the terms of the contract. These growth criteria represent contingent performance conditions. Accordingly, provided all other revenue recognition criteria are met, the contingent fee is recognized as revenue only when the growth criteria are met, which generally takes place within one month of delivery of the seedlings.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as transportation and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB991,000, RMB2,078,745 and RMB2,205,465 (US$289,735) for each of the years ended December 31, 2004, 2005 and 2006, respectively.

Government Grants

Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For the three years ended December 31, 2006, comprehensive income equals net income.

Leases

Leases are classified at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed over the lease term. The Company has no capital leases for any of the periods stated herein.

Earnings Per Share

Earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There were no dilutive securities in issue during any of the periods presented.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets or asset group, including finite-lived intangibles, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based on discounted cash flows.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, short-term bank borrowings and amounts due to/from related companies and shareholders approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value as their interest rates approximate market interest rates.

Segment reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” for its segment reporting.

The Company operates and manages its business in three segments. The accounting policies used in its segment reporting are the same as those used in the preparation of its consolidated financial statement. The Company primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

the year of adoption. The Company is currently assessing the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

Concentration of risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2006, substantially all of the Company’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and ongoing monitoring process on outstanding balances.

Current vulnerability due to certain other concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

3.	Accounts receivable

Accounts receivable consist of the following:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	69,121	159,907	21,007
Less: Allowance for doubtful accounts	(1,921)	(3,467)	(455)

	67,200	156,440	20,552

	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	(252)	(452)	(1,921)	(252)
Provision for doubtful collection	(200)	(1,469)	(1,546)	(203)

Balance at the end of the year	(452)	(1,921)	(3,467)	(455)

4.	Inventories

Inventories consist of the following:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	5,680	8,707	1,144
Work in progress	11,997	9,348	1,228
Finished goods	64,982	39,952	5,248

	82,659	58,007	7,620

5.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Advances to suppliers	5,637	16,352	2,148
Other receivables (Note 18)	1,957	4,070	535
Others	519	2,162	284

Total	8,113	22,584	2,967

The advances to suppliers as at December 31, 2005 represented prepayments for purchases of corn seeds. The advances to suppliers as at December 31, 2006 represented advances to the village collectives for growing corn seeds for the Company. All the advances are non-interest bearing and applied to reduce the cost of future inventory supplied.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

6.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	32,559	32,559	4,277
Plant and machinery	8,033	6,908	907
Furniture and office equipment	997	1,004	132
Motor vehicles	1,554	1,554	204
Construction in progress	4,708	5,038	662

	47,851	47,063	6,182
Less: Accumulated depreciation	(4,886)	(6,937)	(911)

	42,965	40,126	5,271

Depreciation expense was RMB1,571,111, RMB2,488,756 and RMB2,865,086 (US$376,391) for each of the years ended December 31, 2004, 2005 and 2006, respectively.

7.	Intangible assets, net

Intangible assets as of December 31, 2005 consist of the following:

	Gross Carrying	Accumulated	Net Carrying
	Value	Amortization	Value
	(RMB’000)	(RMB’000)	(RMB’000)

Land use rights	55,934	(1,925)	54,009
Acquired technology	10,931	(2,147)	8,784

Balance, end of year	66,865	(4,072)	62,793

Intangible assets as of December 31, 2006 consist of the following:

	Gross Carrying	Accumulated	Net Carrying	Net Carrying
	Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	67,874	(4,102)	63,772	8,378
Acquired technology	15,171	(4,506)	10,665	1,401

Balance, end of year	83,045	(8,608)	74,437	9,779

Amortization expense for the years ended December 31, 2004, 2005 and 2006 were RMB338,458, RMB3,293,337 and RMB4,535,278(US$595,806), respectively.

Land use rights represent amounts paid for the rights to use three parcels of land in the PRC. Two of these were purchased from individual third parties with lease terms of 20 years and 30 years, respectively, with a total purchase consideration of RMB67,353,653. The remaining parcel of land amounted to RMB520,000 was purchased from Shanxi Sanmu Ecology Agriculture Development Co., Ltd. (“Shanxi Sanmu”), a related party, with a lease term of 46 years (Note 15).

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

Expected amortization expense on these intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31	(RMB’000)	(US$’000)

2007	5,012	659
2008	4,787	629
2009	4,291	564
2010	2,925	384
2011	2,210	290
Thereafter	55,212	7,253

	74,437	9,779

8.	Other assets, net

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Breeder sheep	26,531	10,892	1,431
Date trees	38,212	91,012	11,956

	64,743	101,904	13,387
Less: Accumulated depreciation	(9,402)	(7,068)	(928)

	55,341	94,836	12,459

Depreciation expense was RMB3,562,033, RMB5,602,699 and RMB5,989,304 (US$786,824) for each of the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, date trees with net book value of RMB52,703,119 (US$6,923,689) were pledged as security for short-term bank borrowings of RMB24,000,000 (US$3,152,916) (Note 9).

In 2006, the Company purchased date trees from Taiyuan Relord Enterprise Development Group Co., Ltd. (“Taiyuan Relord”), a company owned by a director of P3A in exchange for RMB52,800,000(US$6,936,416) (Note 15).

9.	Bank borrowings

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	15,400	38,400	5,045

Comprised of:
Short-term	12,900	36,900	4,848
Long-term, current portion	1,000	1,500	197

	13,900	38,400	5,045
Long-term, non-current portion	1,500	—	—

	15,400	38,400	5,045

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

All bank borrowings are denominated in RMB. As of December 31, 2005, short-term bank borrowings were from three banks repayable through June 25, 2006, and bearing a weighted average interest rate of 9.49% per annum. Short-term bank borrowings of RMB8.4 million were guaranteed by Taiyuan Relord. Short-term bank borrowing of RMB4.5 million was jointly guaranteed by Taiyuan Relord and one independent third party.

As of December 31, 2006, short-term bank borrowings were from three banks repayable through June 20, 2007, and bearing a weighted average interest rate of 7.054% per annum. Short-term bank borrowing of RMB8,400,000 was guaranteed by Taiyuan Relord. Short-term bank borrowing of RMB4,500,000 was jointly guaranteed by Taiyuan Relord and two independent third parties. Short-term bank borrowing of RMB24,000,000 was secured by the date trees owned by P3A (Note 8). The Group did not pay any fees to obtain the guarantees in relation to short-term bank borrowings in 2005 and 2006.

The long-term bank borrowing outstanding at December 31, 2005 and 2006 bore a fixed interest rate of 5.76% per annum. The borrowing was guaranteed by an independent guarantee company. The Group paid a fee of RMB350,000 to the guarantor which is amortised over the loan period using the effective interest rate method.

10.	Accrued expenses and other liabilities

The components of accrued expenses and other liabilities are as follows:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Note payable (a)	3,000	—	—
Welfare, education and union fund	2,400	4,037	530
Withholding individual income tax	2,936	6,105	802
Sales commission due to sales staff	1,286	1,286	169
Advance from customers	1,527	856	113
Advertisement expense	931	420	55
Government fund	566	572	75
Others	838	1,631	214

	13,484	14,907	1,958

(a)	Note payable was issued to purchase corn seeds. The note was non-interest bearing and secured with a pledge in restricted cash. The note was repaid and the pledge was released in 2006.

11.	Ordinary shares

Shares	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Authorised:
499,900,000,000 ordinary shares of US$0.0000001 each
Issued and outstanding:
100,000,000 ordinary shares with par value of US$0.0000001 each	—	—	—

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

12.	Statutory reserves

According to the Company Law of the PRC and the Articles of Association of P3A, it is required to provide the following statutory reserves which are appropriated from its net profit as reported in its PRC statutory financial statements:

(i)	Statutory common reserve fund

P3A is required each year to transfer 10% of the profit after tax as reported in its PRC statutory financial statements to the statutory common reserve fund, except where the fund has reached 50% of the registered capital of P3A. This fund can be used to make up any losses incurred or be converted into paid-in capital, provided that the fund does not fall below 25% of the registered capital.

(ii)	Statutory common welfare fund

P3A is required each year to transfer 5% of the profit after tax as reported in its PRC statutory financial statements to the statutory common welfare fund. This fund is used for the collective welfare of the staff and workers of P3A.

The statutory common reserve fund and statutory common welfare fund are not distributable except upon liquidation.

13.	Income taxes

The Company and Aero-Biotech are tax exempt companies.

China Victory is subject to applicable profits tax rate of 17.5%. China Victory does not have any taxable income and income tax liability for each of the years ended December 31, 2004, 2005 and 2006.

P3A is subject to PRC income tax on its taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

P3A was approved as one of the Key enterprises under the Shanxi Province Agricultural Technology Project “1311” (“Project “1311”) by the Shanxi Province in 2002. According to the approval document for income tax exemption issued by the Local Tax Bureau of Taiyuan, Shanxi on February 28, 2002, based on the tax document “CaiShuiZi(94)001” issued by the Ministry of Finance and the State Tax Bureau and “The Notice regarding the Implementation of the Five Supplementary Measures for Project “1311” by the People’s Government of Shanxi Province”, P3A meets the relevant requirements for income tax exemption and is entitled to full exemption from income tax commencing January 1, 2002. The income tax exemption will continue to apply to P3A until modified or repealed by the taxation authorities.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

A reconciliation between taxes computed by applying the statutory income tax rate of 15% applicable to the Group’s PRC operations to income tax expense is:

	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income before income tax	57,772	169,080	253,903	33,356

Income tax computed at the applicable statutory tax rate of 15%	8,666	25,362	38,085	5,003
Non-deductible expenses	3,182	3,073	2,813	370
Effect of income tax exemption	(11,848)	(28,435)	(40,898)	(5,373)

Income tax expense reported in the consolidated statements of operations	—	—	—	—

There are no deferred tax assets or liabilities because the Group is exempt from income taxes for the foreseeable future.

The benefit of the tax exemption per basic and diluted earnings per share is as follows:

	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(US$)

Basic and diluted	0.12	0.28	0.41	0.05

14.	Earnings per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income attributable to ordinary shareholders (numerator), basic and diluted	57,772	169,080	253,903		33,356

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating basic income per share	100,000,000	100,000,000	100,000,000		100,000,000

Net income per share — basic and diluted	RMB0.58	RMB1.69	RMB2.54	US$	0.33

On June 21, 2007, the Company issued 100,000,000 ordinary shares to the shareholders of Aero-Biotech to exchange for their entire equity interest in Aero-Biotech which has been presented on a retroactive basis for all years presented.

On June 22, 2007, the Company issued the preference shares (Note 20) that will automatically be converted into one fully paid ordinary share upon the completion of IPO. Assuming the conversion had

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

occurred “on a hypothetical basis” on January 1, 2006, the pro-forma basic and diluted earnings per share for the year ended December 31, 2006 are calculated as follows:

	2006	2006
	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income attributable to ordinary shareholders (numerator), basic and diluted	253,903	33,356

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating basic income per share	100,000,000	100,000,000
Effect of Series A redeemable convertible preferred shares	2,400,000	2,400,000
Weighted average number of ordinary shares outstanding used in calculating diluted income per share	102,400,000	102,400,000

Earnings per share — basic and diluted	RMB2.48	US$0.33

15.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Shanxi Sanmu	A subsidiary of Taiyuan Relord
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She	A director of P3A
Yan Lv	A director of P3A
Liu Jin Bin	A director of P3A

(1) The Company had the following related party transactions during the years presented:

	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord	—	2,183	2,980	391

Purchase of date trees from:
Taiyuan Relord	—	—	52,800	6,936
Shanxi Sanmu	38,212	—	—	—

	38,212	—	52,800	6,936

Purchase of land use right from:
Shanxi Sanmu	520	—	—	—

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Repayment of loans borrowed from:
Zhang Ming She	2,560	5,430	4,000	525
Xue Zhi Xin	1,000	640	4,000	525
Yan Lv	6,000	4,710	2,000	263

	9,560	10,780	10,000	1,313

Loan advanced to Taiyuan Baojia	—	—	900	118

P3A entered into an operating lease agreement with Taiyuan Relord on October 25, 2006 for the lease of a piece of land for growing date trees. The term of the lease is 45 years. Annual land lease expense is approximately RMB673,000 per year. The related operating lease commitment has been included in the disclosure of operating lease commitment in note 18.

(2) The Company had the following related party balances at the end of the year:

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Taiyuan Relord	1,590	—	—
Taiyuan Baojia	—	900	118
Zhang Ming She(i)	—	52	7
Xue Zhi Xin(i)	—	53	7
Yan Lv(i)	—	39	5
Liu Jin Bin(i)	15	15	2

	1,605	1,059	139

Average balance during the year	810	1,332	175

Amounts due to related parties:
Included in current liabilities
Taiyuan Relord	—	16,884	2,218
Shanxi Sanmu(ii)	14,061	—	—
Zhang Ming She(ii)	3,919	—	—
Xue Zhi Xin(ii)	3,900	—	—
Yan Lv(ii)	1,884	—	—

	23,764	16,884	2,218

Average balance during the year	35,154	20,324	2,670

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due to related parties:
Included in non-current liabilities
Taiyuan Relord	—	8,996	1,182

Average balance during the year	—	4,498	591

Amount due to a shareholder(iii)	29,992	29,992	3,940

Average balance during the year	29,992	29,992	3,940

The balances with related parties are unsecured, non-interest bearing and due within one year.

(i) The balances represent cash advances paid to directors for reimbursable company expenses.

(ii) The balances represent loans advanced by the directors and a related party to P3A which carried effective interest rates ranging from 5.49% to 5.76%, and were fully repaid in 2006.

(iii) Imputed interest, calculated using incremental borrowing rates ranging from 5.58% to 6.12%, amounting to RMB1.67 million, RMB1.67 million and RMB1.84 million for the years ending December 31, 2004, 2005 and 2006, respectively, were recorded with an offsetting credit to Additional Paid-in Capital.

(3) P3A guaranteed a short term bank loan amounted to RMB1,500,000 and RMB1,500,000 borrowed by Taiyuan Relord at December 31, 2005 and 2006 respectively. P3A also guaranteed a short term bank loan amounted to RMB2,000,000 borrowed by Taiyuan Baojia at December 31, 2006 (Note 18).

16.	Contribution from controlling shareholder

As part of the acquisition of P3A (Note 1), China Victory agreed to pay a bonus to certain key employees, which include all of the selling shareholders, of P3A. The annual bonus is contingent upon and only payable if the controlling shareholder of China Victory receives dividends from P3A. The amount of the bonus is calculated based on 4% of dividends received, if any, from P3A. If P3A achieves 20% or 30% growth in both revenue and profit growth, then the bonus will increase by 8% and 12% respectively. The key employees will only receive the bonus payment if they continue to be employees of P3A at the time such payment is made.

For the year ended December 31, 2004, a bonus accrual of RMB2,914,200 was recorded to general and administrative expense. In 2005, the controlling shareholder of the Group paid the bonus on behalf of China Victory. Accordingly, this payment has been recorded as a contribution to shareholders’ equity.

In April 2004, China Victory and the key employees agreed to terminate the bonus rights commencing January 1, 2005. No consideration was paid by the Group or the shareholders of the Group to cancel the bonus rights because the decision to pay the bonus was always at the discretion of the Group.

17.	Employee defined contribution plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. P3A is required to make contributions to the government mandated defined contribution plan for these benefits based on 28% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

The total amounts for such employee benefits, which were expensed as incurred, were RMB610,871, RMB666,314 and RMB996,923 (US$130,967) respectively for each of the years ended December 31 2004, 2005 and 2006, respectively.

18.	Commitments and contingencies

Operating lease commitments

Payments under operating leases for land and building, which are mainly used to grow seedlings, are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents and have lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2007	4,217	554
2008	4,231	556
2009	2,891	380
2010	499	66
2011	430	56
Thereafter	28,323	3,721

	40,591	5,333

Total rental expense was RMB61,201, RMB1,649,247 and RMB3,312,021 (US$435,105) for the years ended December 31, 2004, 2005 and 2006, respectively.

Purchase commitments

Purchase commitments represent service agreements entered into with village collectives and corn seed companies to grow corn seeds. The terms of the agreements have periods ranging from 5 to 12 years. Future minimum purchase payments for each of the next five years and thereafter, under all non-cancelable agreements are as follows:

Year ending December 31	(RMB’000)	(US$’000)

2007	30,974	4,069
2008	30,974	4,069
2009	30,974	4,069
2010	30,974	4,069
2011	30,191	3,966
Thereafter	183,231	24,072

	337,318	44,314

Total purchase cost was RMB nil, RMB nil and RMB28,392,925 (US$3,730,022) for the years ended December 31, 2004, 2005 and 2006, respectively.

Investment commitment

As part of the acquisition of P3A (Note 1), China Victory agreed to provide not less than HK$10 million funding in a future project that Taiyuan Relord, one of the selling shareholders of P3A, may enter into. The

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

acquisition agreement does not specify the date when such investment needs to be made or any details of the investments. No investment has been made by China Victory. In May 2007, China Victory and Taiyuan Relord signed an agreement to cancel the investment commitment. No consideration was paid to cancel the commitment.

Acquisition of building

At December 31, 2005 and 2006, the Company had commitments of RMB1,163,800 (US$152,890) related to the acquisition of property to be used as the Company’s office. The commitment for acquisition of the building is expected to be settled in 2007.

Enterprise Income Tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC. P3A has not recorded any current or deferred income taxes in reliance on an enterprise income tax exemption notice received from the Local Tax Bureau of Taiyuan in the province of Shanxi and a legal opinion received from Shanxi Cheng Kai Law Firm, confirming P3A’s enterprise income tax exemption status under existing PRC tax regulation. Based on the above, management believes that it is unlikely that the Ministry of Finance and the Sate Tax Bureau will challenge P3A’s enterprise income tax exemption status.

Individual Income Tax Withholdings

Based on existing PRC tax regulations, P3A is required to withhold and remit income taxes from its employees. Failure to do so would subject the company to a penalty of 50% to 300% of the actual withholding tax amount. P3A did not remit employee income taxes for the years ended December 31, 2004, 2005 and 2006. P3A estimated that the most likely outcome will result in a 150% penalty assessment; therefore an accrual of RMB817,351, RMB2,118,441 and RMB3,168,711 was recorded for the years ended December 31, 2004, 2005 and 2006, respectively. The taxation authorities may assess the maximum amount which would exceed the accrued amount by RMB817,351, RMB2,118,441 and RMB3,168,711 for the years ended December 31, 2004, 2005 and 2006, respectively. P3A obtained written agreements from its employees that they will reimburse the company for tax penalty assessed over 50% of the withholding tax amount. Accordingly, a receivable amounting to RMB544,901, RMB1,412,294 and RMB2,112,474 was recorded for the years ended December 31, 2004, 2005 and 2006, respectively (Note 5).

Guarantees

P3A guaranteed short term bank loans totaling RMB3,500,000 borrowed by Taiyuan Relord and Taiyuan Baojia, its related parties (Note 15) at December 31, 2006. P3A did not receive any fee for providing the guarantees. These bank loans were repaid and the guarantees were released subsequent to December 31, 2006.

P3A guaranteed short term bank loans of Taiyuan Relord and independent third parties which amounted to RMB1,500,000 and RMB2,000,000 respectively at December 31, 2005. P3A did not receive any fee for providing the guarantees. These bank loans were repaid and the guarantees were released subsequent to December 31, 2005.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The maximum amount of undiscounted payments P3A would have had to make in the event of default by the original borrowers is RMB3,500,000 at December 31, 2006. The Company has determined the fair value of the guarantees in each of the years to be

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2005 and 2006.

The Company does not have any recourse under the agreement to recover any payment required by the guarantees from the original borrowers.

19.	Segment reporting

The Company is engaged in the development, production and sale of corn seeds, sheep breeding products and seedlings. In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three operating and reportable segments which are corn seeds, sheep breeding products and seedlings.

The revenue, cost of revenue and gross profit by segment is as follows:

Year ended December 31, 2004

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	48,560	92,904	10,820	152,284
Cost of revenue	(33,311)	(31,196)	(9,053)	(73,560)

Gross profit	15,249	61,708	1,767	78,724
Unallocated operating expenses				(16,635)
Unallocated non-operating expense				(4,317)

Income before income tax				57,772

Year ended December 31, 2005

		Sheep
	Corn Seeds	Breeding	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	245,601	119,468	19,020	384,089
Cost of revenue	(147,723)	(37,716)	(5,932)	(191,371)

Gross profit	97,878	81,752	13,088	192,718
Unallocated operating expenses				(18,372)
Unallocated non-operating expenses				(5,266)

Income before tax				169,080

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

Year ended December 31, 2006

		Sheep
	Corn Seeds	Breeding	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	245,634	193,054	51,015	489,703
Cost of revenue	(144,730)	(52,287)	(10,357)	(207,374)

Gross profit	100,904	140,767	40,658	282,329
Unallocated operating expenses				(25,169)
Unallocated non-operating expense				(3,257)

Income before tax				253,903

Year ended December 31, 2006

		Sheep
	Corn Seeds	Breeding	Seedlings	Consolidated
	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Revenue	32,269	25,362	6,702	64,333
Cost of revenue	(19,013)	(6,869)	(1,361)	(27,243)

Gross profit	13,256	18,493	5,341	37,090
Unallocated operating expenses				(3,306)
Unallocated non-operating expense				(428)

Income before tax				33,356

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the years presented in the consolidated financial statements.

All of the Company’s sales are made to customers located in the PRC and all of the Company’s long-lived assets are located in the PRC. The Company does not allocate such assets to individual segments.

20.	Subsequent Events

a)	Impact of the new tax law in the PRC

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Enterprise Income Tax Law (“the New Enterprise Income Tax Law”) was approved and will become effective on January 1, 2008. The New Enterprise Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Enterprise Income Tax Law to the Company cannot be reasonably determined at this stage.

b)	Convertible preferred shares issuance

On June 22, 2007, the Company issued 2,400,000 Series A convertible preferred shares to two third party investors in exchange for total considerations of US$10,000,000. Each Series A preferred share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one ordinary share, and is entitled to the dividend declared by the Company on a pro-rata basis. In addition, the holders of preferred shares shall have the right to receive an annual dividend of 8% if an initial public offering of the Company’s ordinary shares is not consummated prior to July 31, 2008. If an initial public offering is consummated prior to

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

July 31, 2008, then such shares shall not be entitled to receive any dividend. If for any reason the Company has not completed an initial public offering on or prior to December 31, 2008, the purchasers shall have the right at any time to require the Company to redeem all of the convertible preferred shares for cash at their principal value. In connection with our sale of 2,400,000 Series A preferred shares, the Company and the purchasers entered into a registration rights agreement. Under the terms of this agreement, the purchasers may, at any time following 180 days after an initial public offering by the Company, require the Company to effect up to two registrations (and unlimited registrations on Form F-3) of ordinary shares held by such parties.

c)	Share Option Plan

On July 4, 2007, the Company’s shareholders approved the “2007 Share Incentive Plan” (the “Plan”). Under the Plan, the Company may issue up to 20,000,000 ordinary shares of par value US$0.0000001 per share to the directors, employees and non-employees of the Company and its subsidiaries (the “Participants”). The objective of the Plan is to provide the Participants with the opportunity to acquire proprietary interests in the Company and to encourage the Participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Plan will expire on July 4, 2017.

The exercise price and vesting conditions of the share options will be determined by the compensation committee of the board of directors. The Plan also requires certain adjustments to the aggregate number of share and the exercise price of the share options when certain events occur, including but not limited to share split and amalgamation.

By a resolution of the board of directors on July 4, 2007, 7,000,000 share options were authorized to be granted to certain employees, directors and non-employees. The share options have an exercise price of US$4.80 per share and have a graded vesting term of five years based on service conditions. For share options granted to employees and directors, the Company will account for these share options in accordance with SFAS 123(R) “Share-Based Payment” and will allocate the fair value of the share options to compensation expense over the vesting term on a straight-line basis. For share options granted to non-employees, the Company will account for these share options in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company, assisted by an independent valuation firm, is currently in the process of valuing these share options.

20.	Subsequent Events (continued)

d)	Establishment of a new subsidiary

Aero-Biotech Science & Technology Co., Ltd., a wholly-owned subsidiary of China Victory, was incorporated in the PRC with a registered capital of US$29,200,000 on March 29, 2007 (Note 1).

e)	Loan from the controlling shareholder

China Victory obtained a loan from the controlling shareholder of the Company on June 28, 2007 in the amount of US$20,200,000 bearing a fixed interest rate of 7% per annum, which is repayable within one year.

21.	Condensed Financial Information of the Company

Under PRC laws and regulations, P3A is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital and statutory reserve, as determined pursuant to PRC generally accepted accounting principles, totaling RMB91,953,000 (US$12,080,005) as of December 31, 2006.

AGRIA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2005 and 2006 — (Continued)

Statements of operations

	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Revenue	—	—	—	—
Cost of revenue	—	—	—	—

Gross profit	—	—	—	—
Operating expenses	—	—	—	—

Operating profit	—	—	—	—
Equity in profit of subsidiaries and variable interest entity	57,772	169,080	253,903	33,356

Income before income tax	57,772	169,080	253,903	33,356
Income tax	—	—	—	—

Net income	57,772	169,080	253,903	33,356

Net income attributable to ordinary shareholders	57,772	169,080	253,903	33,356

Balance sheets

	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)

Investment in subsidiaries and variable interest entity	208,834	354,136	46,523

Shareholders’ Equity
Ordinary shares (par value US$0.0000001 per share: 499,900,000,000 shares authorized; 100,000,000 shares issued and outstanding at December 31, 2005 and 2006)	—	—	—
Additional paid-in capital	6,262	8,098	1,064
Retained earnings	202,572	346,038	45,459

Total shareholders’ equity	208,834	354,136	46,523

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries and variable interest entity is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries and variable interest entity under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entity” and share of their profit or loss as “Equity in profit (loss) of subsidiaries and variable interest entity” on the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

No cash flow statements are presented because the Company did not have any cash flow transactions in any of the years presented.

AGRIA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and June 30, 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

					Pro-forma Shareholders’ Equity (Note 2)
		December 31	June 30	June 30	June 30	June 30
	Note	2006	2007	2007	2007	2007
		(RMB)	(RMB)	(US$)	(RMB)	(US$)
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		42,782	325,562	42,770
Accounts receivable (net of allowance for doubtful accounts of RMB3,467 and RMB1,980 (US$260) at December 31, 2006 and June 30, 2007, respectively)	3	156,440	166,954	21,933
Inventories	4	58,007	53,270	6,998
Prepayments and other current assets	5	22,584	76,672	10,072
Amounts due from related parties	17	1,059	167	22

Total current assets		280,872	622,625	81,795

Non-current assets:
Property, plant and equipment, net	6	40,126	40,146	5,274
Investment		205	205	27
Intangible assets, net	7	74,437	85,838	11,277
Deferred share issuance costs	8	—	14,304	1,879
Other assets, net	9	94,836	108,382	14,238

Total non-current assets		209,604	248,875	32,695

Total assets		490,476	871,500	114,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	10	36,900	8,400	1,104
Long-term bank borrowing, current portion	10	1,500	—	—
Accounts payable		27,161	26,552	3,488
Accrued expenses and other liabilities	11	14,907	31,670	4,160
Dividend payable		—	6,304	828
Amounts due to a shareholder	17	29,992	255,730	33,596
Amounts due to related parties	17	16,884	15,980	2,099

Total current liabilities		127,344	344,636	45,275

Non-current liabilities:
Amounts due to related parties	17	8,996	8,996	1,182

Total non-current liabilities		8,996	8,996	1,182

Total liabilities		136,340	353,632	46,457

Commitments and contingencies	19
Series A Redeemable convertible preferred shares (par value US$0.0000001 per share; 100,000,000 shares authorised; nil and 2,400,000 shares issued and outstanding at December 31, 2006 and June 30, 2007 with aggregate amount of liquidation preference totaling US$10,000,000, respectively; pro forma nil)	12	—	65,111	8,555	—	—

Redeemable ordinary shares (par value US$0.0000001 per share; nil and 6,250,000 shares issued and outstanding at December 31, 2006 and June 30, 2007, respectively; pro forma nil)	13	—	155,928	20,484	—	—
Shareholders’ equity:
Ordinary shares (par value US$0.0000001 per share; 499,900,000,000 shares authorized; 100,000,000 and 93,750,000 shares issued and outstanding at December 31, 2006 and June 30, 2007; 102,400,000 shares outstanding proforma)	14	—	—	—	—	—
Additional paid-in capital		8,098	—	—	85,253	11,200
Statutory reserves		76,953	76,953	10,109	76,953	10,109
Retained earnings		269,085	219,876	28,885	355,662	46,724

Total shareholders’ equity		354,136	296,829	38,994	517,868	68,033

Total liabilities, preferred shares and shareholders’ equity		490,476	871,500	114,490

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

AGRIA CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		Six Months Ended June 30
	Note	2006	2007	2007
		(RMB)	(RMB)	(US$)
		(unaudited)	(unaudited)	(unaudited)

Revenue:
Corn seeds		142,126	133,853	17,584
Sheep breeding products		97,518	110,599	14,530
Seedlings (including related party amounts of RMBnil and RMB3,300 (US$434) for the six months ended June 30, 2006 and 2007, respectively)		29,594	34,955	4,592

Total revenue		269,238	279,407	36,706

Cost of revenue:
Corn seeds		(81,378)	(80,395)	(10,562)
Sheep breeding products		(26,629)	(30,543)	(4,012)
Seedlings (including related party amounts of RMBnil and RMB842 (US$111) for the six months ended June 30, 2006 and 2007, respectively)		(4,212)	(10,679)	(1,403)

Total cost of revenue		(112,219)	(121,617)	(15,977)

Gross profit		157,019	157,790	20,729

Operating expense:
Selling expenses		(7,542)	(7,937)	(1,043)
General and administrative expenses		(3,445)	(3,562)	(468)
Research and development expenses		(2,623)	(1,025)	(135)

Total operating expenses		(13,610)	(12,524)	(1,646)

Operating profit		143,409	145,266	19,083
Interest income		150	150	20
Interest expense (including related party amounts of RMB1,437 and RMB1,315 (US$173) for the six months ended June 30, 2006 and 2007, respectively)		(2,414)	(2,239)	(294)
Other income		965	174	23

Income before income tax		142,110	143,351	18,832
Income tax	15	—	—	—

Net income		142,110	143,351	18,832

Earnings per share:	16
—Basic		RMB1.42	RMB1.43	US$0.19

—Diluted		RMB1.42	RMB1.43	US$0.19

Weighted average number of ordinary shares outstanding:	16
—Basic		100,000,000	100,000,000	100,000,000

—Diluted		100,000,000	100,119,337	100,119,337

		Six Months Ended June 30
	Note	2006	2007	2007
		(RMB)	(RMB)	(US$)
		(unaudited)	(unaudited)	(unaudited)

Pro forma earnings per share:	16
—Basic and diluted on an as converted basis			RMB1.40	US$0.18

Weighted average number of ordinary shares outstanding used in computation of:	16
—Pro forma basic and diluted EPS			102,400,000	102,400,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

AGRIA CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	Six Months Ended June 30
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income	142,110	143,351	18,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,580	4,756	625
Amortisation of intangible assets	2,112	2,600	342
Allowance for (reversal of) doubtful accounts	515	(1,241)	(195)
Imputed interest on ultimate controlling shareholder’s loan	918	1,000	131
Imputed interest on amounts due to related parties	519	314	41
Changes in operating assets and liabilities:
Restricted cash	1,508	—	—
Accounts receivable	(60,254)	(9,273)	(1,186)
Inventories	42,036	4,737	622
Prepayments and other current assets	(30,738)	(54,088)	(7,105)
Amounts due from related parties	586	(8)	(1)
Accounts payable	(28,848)	(6,177)	(811)
Accrued expenses and other liabilities	(1,889)	4,836	635
Amounts due to shareholders	—	3,366	442
Amounts due to related parties	161	61	8

Net cash provided by operating activities	73,316	94,234	12,380

Cash flows from investing activities:
Acquisition of property, plant and equipment and other assets (including related party amounts of RMB1,120 and RMB1,280 (US$168) for the six months ended June 30, 2006 and 2007, respectively)	(3,478)	(16,274)	(2,138)
Acquisition of intangible assets	(10,940)	(11,760)	(1,545)
(Loan to) repayment from a related party	(900)	900	118

Net cash used in investing activities	(15,318)	(27,134)	(3,565)

Cash flows from financing activities:
Proceeds from issuance of preference shares and ordinary share redemption rights	—	76,155	10,005
Payment of deferred initial public offering costs	—	(2,377)	(312)
Proceeds from short-term borrowings	36,900	8,400	1,104
Repayment of short-term borrowings	(12,900)	(36,900)	(4,848)
Repayment of long-term borrowings	—	(1,500)	(197)
Dividends paid	(53,095)	(50,470)	(6,630)
Loan from shareholder	—	222,372	29,213
Repayment of loan to related parties	(10,000)	—	—

Net cash provided by (used in) financing activities	(39,095)	215,680	28,335

Net increase in cash and cash equivalents	18,903	282,780	37,150
Cash and cash equivalents at the beginning of period	29,477	42,782	5,620

Cash and cash equivalents at the end of period	48,380	325,562	42,770

Supplemental disclosure of cash flow information:
Cash paid during the year for interest (net of interest capitalized)	914	799	105
Non-cash acquisition of property, plant and equipment and other assets	900	5,568	731

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

AGRIA CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2006 and 2007
(Amounts in thousands of Renminbi (“RMB”) except for number of shares)

	Number of		Additional			Total
	Ordinary	Ordinary	Paid-in	Statutory	Retained	Shareholders’
	Shares	Shares	Capital	Reserves	Earnings	Equity
	(unaudited)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Balance as of December 31, 2005	100,000,000	—	6,262	38,695	163,877	208,834
Imputed interest on ultimate controlling shareholder’s loan	—	—	918	—	—	918
Net income for the six months	—	—	—	—	142,110	142,110
Dividends declared	—	—	—	—	(53,095)	(53,095)

Balance as of June 30, 2006	100,000,000	—	7,180	38,695	252,892	298,767

Balance as of December 31, 2006	100,000,000	—	8,098	76,953	269,085	354,136
Imputed interest on ultimate controlling shareholder’s loan	—	—	1,000	—	—	1,000
Net income for the six months	—	—	—	—	143,351	143,351
Capital contribution from a shareholder (Note 13)	—	—	7,426	—	—	7,426
Issue of redemption rights to redeemable ordinary shares (Note 13)	—	—	3,618	—	—	3,618
Reclassification of ordinary shares subject to redemption (Note 13)	(6,250,000)	—	(20,142)	—	(135,786)	(155,928)
Dividends declared	—	—	—	—	(56,774)	(56,774)

Balance as of June 30, 2007	93,750,000	—	—	76,953	219,876	296,829

Balance as of June 30, 2007, in US$		—	—	10,109	28,885	38,994

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1.	The Company and Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Agria Corporation (the “Company”), its wholly-owned subsidiaries and its variable interest entity (collectively, referred to as the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited financial statements for the year ended December 31, 2006. Accordingly, these financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the full year of 2007 due in part to the seasonality of the Group’s business. The consolidated balance sheet as of December 31, 2006 was derived from the audited financial statements at that date but does not include all of the disclosures required by US GAAP for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the year ended December 31, 2006.

The Group is principally engaged in development, production and sale of corn seeds, sheep breeding products and seedlings. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”).

As of June 30, 2007, the Company’s subsidiaries consist of the following entities:

	Date of	Place of	Percentage of
Name	Incorporation	Incorporation	Shareholdings	Principal Activities

Aero Biotech Science & Technology Co., Ltd.	March 29, 2007	PRC	100%	Research and development
Aero-Biotech Group Limited	July 6, 2005	BVI	100%	Investment holding
China Victory International Holdings Limited	September 19, 2003	Hong Kong	100%	Investment holding

As of June 30, 2007, the Company consolidates the following variable interest entity which comprises substantially all of the Company’s operations:

	Date of	Place of
Name	Incorporation	Incorporation	Principal Activities

Primalights III Modern Agriculture Development Co., Ltd. (“P3A”)	April 20, 2000	PRC	Development, production and sale of
corn seeds, sheep breeding products and seedlings

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The Group’s interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, allowance for doubtful accounts, useful lives of property plant and equipment, consolidation of VIE, intangible assets and valuation of financial instruments.

Accounting for Uncertain Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for the Group. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the six months ended June 30, 2007.

The Company adopts the policy to classify interest to be paid on any underpayment of income taxes in interest expense and penalties to other operating expenses. No such amounts have been incurred.

Based on existing PRC tax regulations, the tax years of P3A for the years ended December 31, 2004, 2005 and 2006 remain subject to examination by the tax authorities.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB1,180,800 and RMB1,362,000 (US$178,928) for each of the six months ended June 30, 2006 and 2007, respectively.

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB7.6120 on June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Earnings per Share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable, convertible preferred shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

  Unaudited Pro Forma Shareholders’ Equity

If an initial public offering (“IPO”) is completed, all of the Series A Redeemable convertible preferred shares (see Note 12) outstanding will automatically convert into 2,400,000 shares of ordinary shares, based on the shares of Series A Redeemable convertible preferred shares outstanding at June 30, 2007. Also if an IPO is completed, the 6,250,000 redeemable ordinary shares (see Note 13) outstanding will cease to be redeemable. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the Series A Redeemable convertible preferred shares and the cessation of the redeemable ordinary shares redemption rights, is set forth on the consolidated balance sheet.

3.	Accounts receivable

Accounts receivable consist of the following:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Accounts receivable	159,907	168,934	22,193
Less: Allowance for doubtful accounts	(3,467)	(1,980)	(260)

	156,440	166,954	21,933

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Movements in allowance for doubtful accounts:
Balance at the beginning of the period	(1,921)	(3,467)	(455)
Provision for doubtful collection	(1,546)	—	—
Reversal of provision due to subsequent collection	—	1,241	163
Write-off	—	246	32

Balance at the end of the period	(3,467)	(1,980)	(260)

4.	Inventories

Inventories consist of the following:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials and supplies	8,707	7,071	929
Work in progress	9,348	13,329	1,751
Finished goods	39,952	32,870	4,318

	58,007	53,270	6,998

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

5.	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Advances to suppliers	16,352	69,414	9,120
Other receivables (Note 19)	4,070	5,286	694
Others	2,162	1,972	258

Total	22,584	76,672	10,072

The advances to suppliers as at December 31, 2006 and June 30, 2007 represents advances to village collectives for growing corn seeds for the Company. All the advances are non-interest bearing and will be applied to reduce the cost of future inventory supplied.

6.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Buildings	32,559	32,559	4,277
Plant and machinery	6,908	6,908	908
Furniture and office equipment	1,004	1,612	212
Motor vehicles	1,554	2,210	290
Construction in progress	5,038	5,223	686

	47,063	48,512	6,373
Less: Accumulated depreciation	(6,937)	(8,366)	(1,099)

	40,126	40,146	5,274

Depreciation expense is RMB1,364,919 and RMB1,427,823 (US$187,575) for each of the six months ended June 30, 2006 and 2007, respectively.

Interest capitalized for the six months ended June 30, 2006 and 2007 amounts to RMB161,940 and RMB185,087 (US$24,315), respectively.

7.	Intangible assets, net

Intangible assets as of December 31, 2006 consist of the following:

	Gross	Accumulated	Net Carrying
	Carrying Value	Amortization	Value
	(RMB’000)	(RMB’000)	(RMB’000)

Land use rights	67,874	(4,102)	63,772
Acquired technology	15,171	(4,506)	10,665

Balance, end of year	83,045	(8,608)	74,437

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Intangible assets as of June 30, 2007 consist of the following:

	Gross	Accumulated	Net Carrying	Net Carrying
	Carrying Value	Amortization	Value	Value
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Land use rights	76,274	(5,190)	71,084	9,339
Acquired technology	20,771	(6,017)	14,754	1,938

Balance, end of period	97,045	(11,207)	85,838	11,277

Amortization expense for the six months ended June 30, 2006 and 2007 is RMB2,112,222, and RMB2,599,555 (US$341,507), respectively.

Expected amortization expense on these intangible assets for each of the next five years and thereafter is expected to be as follows:

	(RMB’000)	(US$’000)

Six months ending December 31
2007	4,263	560
Year ending December 31
2008	10,422	1,369
2009	9,310	1,223
2010	4,643	610
2011	3,928	516
Thereafter	53,272	6,999

	85,838	11,277

8.	Deferred share issuance cost

Deferred share issuance costs represent incremental costs incurred by the Group directly attributable to the Company’s IPO. The share issuance costs will be charged against the gross proceeds of such offering.

9.	Other assets, net

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Breeder sheep	10,892	27,765	3,648
Date trees	91,012	91,012	11,956

	101,904	118,777	15,604
Less: Accumulated depreciation	(7,068)	(10,395)	(1,366)

	94,836	108,382	14,238

Depreciation expense is RMB3,215,171 and RMB3,327,764 (US$437,173) for each of the six months ended June 30, 2006 and 2007, respectively.

As of December 31, 2006, date trees with net book value of RMB52,703,119 were pledged as security for short-term bank borrowings of RMB24,000,000 (Note 10). This pledge was released when the bank borrowing was repaid in full during the six months ended June 30, 2007.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

10.	Bank borrowings

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	38,400	8,400	1,104

Comprised of:
Short-term	36,900	8,400	1,104
Long-term, current portion	1,500	—	—

	38,400	8,400	1,104
Long-term, non-current portion	—	—	—

	38,400	8,400	1,104

All bank borrowings are denominated in RMB. During the six months ended June 30, 2007, the Group obtained a short-term bank borrowing of RMB8,400,000 bearing an interest rate of 11.448% per annum which was guaranteed by Taiyuan Relord. The Group did not pay any fees to obtain the guarantees in relation to the short-term bank borrowing in 2007.

The long-term bank borrowing outstanding at December 31, 2006 bears a fixed interest rate of 5.76% per annum and was repaid in April 2007.

11.	Accrued expenses and other liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Welfare, education and union fund	4,037	5,032	661
Withholding individual income tax	6,105	7,952	1,045
Sales commission due to sales staff	1,286	2,044	269
Advance from customers	856	856	112
Government fund	572	575	75
Advertisement expense	420	—	—
Share issuance costs (Note 8)	—	11,927	1,567
Others	1,631	3,284	431

	14,907	31,670	4,160

12.	Series A Redeemable convertible preferred shares

On June 22, 2007, the Company issued 2,400,000 Series A Redeemable convertible preferred shares to two third party investors in exchange for total consideration of US$10,000,000 (RMB76,154,878). Each Series A preferred share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one ordinary share. The preferred share conversion price shall be adjusted for any stock dividends, splits, consolidation, certain issuances. If an IPO is completed, all of the Series A Redeemable convertible preferred shares outstanding will automatically convert into ordinary shares of the Company.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Beginning on August 1, 2008, the holders of preferred shares shall have the right to receive annual cumulative dividends of 8% if a qualifying IPO of the Company’s ordinary shares is not consummated prior to July 31, 2008; otherwise no dividend is payable to the holders.

If the Company has not completed a qualifying IPO on or prior to December 31, 2008, the investors have the right at any time within 90 days after December 31, 2008 to require the Company to redeem all of the convertible preferred shares for cash equal to their principal value plus any accrued but unpaid dividends. The redemption right shall terminate 90 days following December 31, 2008.

In connection with our sale of the Series A Redeemable, convertible preferred shares, the Company and the purchasers entered into a registration rights agreement. Under the terms of this agreement, the purchasers may, at any time following 180 days after an initial public offering by the Company, require the Company to use reasonable best efforts to effect up to two registrations (and unlimited registrations on Form F-3) of ordinary shares held by such parties. In the event the Company uses reasonable best efforts and is unable to register the shares, the Company has no further obligations to these shareholders.

Upon the occurrence of a liquidation event, redemption payment or liquidation distribution, each holder of preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary share, an amount equal to the preferred shares purchase price per share plus all accrued but unpaid dividends.

The preferred shares have been classified as mezzanine equity because their redemption is contingent on occurrence of an event that is not within the control of the Company. The preferred shares are not currently redeemable because the contingent redemption event has not occurred and to date, the Company has determined that it is not probable of occurring. An accretion charge to increase the preferred shares’ carrying value of US$8,549,862 (RMB65,111,477) at the date of issuance to the US$10,000,000 (RMB76,154,878) redemption amount will only be recorded to retained earnings when redemption is deemed probable.

The Company has determined there are no embedded derivatives subject to bifurcation because the embedded conversion option and the contingent redemption option do not meet the net settlement or payment provision under paragraph 6c of FAS133. There is also no beneficial conversion feature related to the issuance of preferred shares as the estimated fair value of the ordinary shares is less than the effective conversion price on the date of issuance.

On August 15, 2007, the Company effected a 10,000 for 1 share split whereby each Series A redeemable convertible preferred share with an original par value of US$0.001 per share is exchanged for 10,000 new Series A redeemable convertible preferred shares, each with a par value of US$0.0000001 per share. The authorized number of preferred shares of the Company increased from 10,000 to 100,000,000. All share and per share data are presented to give retroactive effect to the share split.

13.	Redeemable ordinary shares

On June 22, 2007, the controlling shareholder of the Company sold 6,250,000 of his ordinary shares of the Company to two third party investors in exchange for cash. The Company issued to those investors a redemption right related to the shares purchased, whereby if an IPO is not completed prior to or on December 31, 2008, the investors can require the Company to redeem the ordinary shares at an amount equal to the purchase price (US$20 million) paid to the controlling shareholder of the Company. The occurrence of the event giving rise to redemption is not within the Company’s control, accordingly the redeemable ordinary shares are classified in mezzanine equity.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

14.	Ordinary shares

On August 15, 2007, the Company effected a 10,000 for 1 share split whereby each ordinary share with an original par value of US$0.001 per share is exchanged for 10,000 new ordinary shares, each with a par value of US$0.0000001 per share. The authorized number of the ordinary shares increases to 499,900,000,000. All share and per share data are presented to give retroactive effect to the share split.

15.	Income taxes

The Company and Aero-Biotech are tax exempt companies.

China Victory is subject to applicable profits tax rate of 17.5%. China Victory does not have any taxable income and income tax liability for each of the six months ended June 30, 2006 and 2007.

P3A is subject to PRC income tax on its taxable income as reported in its PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

P3A was approved as one of the Key enterprises under the Shanxi Province Agricultural Technology Project “1311” (“Project “1311”) by the Shanxi Province in 2002 which entitled P3A to income tax exemption. The income tax exemption will continue to apply to P3A until modified or repealed by the taxation authorities.

A reconciliation between taxes computed by applying the statutory income tax rate of 15% applicable to the Group’s operations to income tax expense is presented below:

	Six Months Ended June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Income before income tax	142,110	143,351	18,832

Income tax computed at the applicable statutory tax rate of 15%	21,317	21,503	2,825
Non-deductible expenses	1,855	2,344	308
Effect of income tax exemption	(23,172)	(23,847)	(3,133)

Income tax expense reported in the consolidated statements of operations	—	—	—

There are no deferred tax assets or liabilities because the Group is exempt from income taxes for the foreseeable future.

The benefit of the tax exemption on basic and diluted earnings per share is as follows:

	Six Months Ended June 30
	2006	2007	2007
	(RMB)	(RMB)	(US$)

Basic and diluted	0.23	0.24	0.03

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

16.	Earnings per Share

Basic and diluted earnings per share for each of the six months presented are calculated as follows:

	Six Months Ended June 30
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income attributable to ordinary shareholders (numerator), basic and diluted	142,110	143,351	18,832

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating basic income per share	100,000,000	100,000,000	100,000,000
Effect of Series A redeemable convertible preferred shares	—	119,337	119,337

Weighted average number of ordinary shares outstanding used in calculating diluted income per share	100,000,000	100,119,337	100,119,337

Earnings per share — basic	RMB1.42	RMB1.43	US$0.19

Earnings per share — diluted	RMB1.42	RMB1.43	US$0.19

Pro forma earnings per share

On June 22, 2007, the Company issued Series A convertible redeemable preference shares (Note 12) that will automatically be converted into one fully paid ordinary share of the Company upon the completion of a qualifying IPO. Assuming the conversion had occurred “on a hypothetical” basis on January 1, 2007, the pro-forma basic and diluted earnings per share for the six month ended June 30, 2007 are calculated as follows:

	Six Months Ended June 30,2007
	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income attributable to ordinary shareholders (numerator), basic and diluted	143,351	18,832

Number of Shares (denominator):
Weighted average number of ordinary shares outstanding used in calculating basic income per share	100,000,000	100,000,000
Conversion of Series A redeemable convertible preferred shares	2,400,000	2,400,000

Weighted average number of ordinary shares outstanding used in calculating basic and diluted income per share	102,400,000	102,400,000

Pro forma earnings per share — basic and diluted	RMB 1.40	US$0.18

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

17.	Related Party Transactions

Name of Related Parties	Relationship with the Group

Taiyuan Relord	A company owned by a director of P3A
Shanxi Sanmu	A subsidiary of Taiyuan Relord
Taiyuan Baojia Agriculture Science & Technology Development Co., Ltd. (“Taiyuan Baojia”)	A subsidiary of Taiyuan Relord
Xue Zhi Xin	A director of P3A
Zhang Ming She	A director of P3A
Yan Lv	A director of P3A (note (i))
Liu Jin Bin	A director of P3A (note (i))
Cui Ya Chao	Employee of Aero Biotech Science & Technology Co., Ltd.

Note (i): Yan Lv and Liu Jin Bin ceased to be a director of P3A from April 18, 2007.

(1)	The Company had the following significant related party transactions during the periods presented:

	Six Months Ended June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Sales of seedlings to:
Taiyuan Relord	—	3,300	433

Repayment of loans borrowed from:
Zhang Ming She	4,000	—	—
Xue Zhi Xin	4,000	—	—
Yan Lv	2,000	—	—

	10,000	—	—

Loan advanced to Taiyuan Baojia	900	—	—

Repayment of loan advanced to Taiyuan Baojia	—	900	118

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(2)	The Company had the following related party balances at the end of the period:

	December 31	June 30	June 30
	2006	2007	2007
	(RMB’000)	(RMB’000)	(US$’000)

Amounts due from related parties:
Taiyuan Baojia	900	—	—
Zhang Ming She(i)	52	71	9
Xue Zhi Xin(i)	53	53	7
Yan Lv(i)	39	28	4
Liu Jin Bin(i)	15	15	2

	1,059	167	22

Amounts due to related parties included in current liabilities:
Taiyuan Relord	16,884	14,181	1,863
Cui Ya Chao(ii)	—	1,799	236

	16,884	15,980	2,099

Amounts due to related parties included in non-current liabilities:
Taiyuan Relord	8,996	8,996	1,182

Amount due to a shareholder(iii)	29,992	255,730	33,596

The balances with related parties are unsecured, non-interest bearing and due within one year unless otherwise specified.

(i) The balances represent cash advances paid to directors for reimbursable company expenses.

(ii) The balance represents cash advanced from an employee for reimbursable company expenses.

(iii) China Victory obtained a loan from the controlling shareholder of the Company on June 28, 2007 in the amount of US$20,200,000 (RMB153,833,100) bearing a fixed interest rate of 7% per annum, which is repayable within one year. In addition, China Victory also obtained an interest free advance from the controlling shareholder of the Company on June 28, 2007 in the amount of US$9,000,000 (RMB68,539,500), which was repaid on July 6, 2007. The purpose of the borrowing from the controlling shareholder of the Company is to provide the Company funding needed to set up Aero Biotech Science & Technology Co., Ltd.

Imputed interest, calculated using incremental borrowing rates ranging from 6.12% to 6.57%, amounting to RMB0.9 million and RMB1.0 million for the six months ended June 30, 2006 and 2007, respectively, were recorded with an offsetting credit to Additional Paid-in Capital.

(3) P3A guaranteed a short term bank loan amounting to RMB1,500,000 and RMB1,500,000 borrowed by Taiyuan Relord at December 31, 2006 and June 30, 2007 respectively. P3A also guaranteed a short term bank loan amounting to RMB2,000,000 borrowed by Taiyuan Baojia at December 31, 2006 (Note 19). The guarantee provided on the loan borrowed by Taiyuan Baojia was released during the six months ended June 30, 2007.

18.	Employee defined contribution plan

Chinese labor regulations require companies in the PRC to participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

housing fund and other welfare benefits are provided to employees, and to make contributions to the government for these benefits based on a certain percentage of the employees’ salaries. P3A is required to make contributions to the government mandated defined contribution plan for these benefits based on 28% of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB498,461 and RMB485,333 (US$63,759) respectively for each of the six months ended June 30, 2006 and 2007, respectively.

19.	Commitments and contingencies

  Operating lease commitments

Payments under operating leases for land and building, which are mainly used for sheep breeding and to grow seedlings, are expensed on a straight-line basis over the period of their respective leases. The terms of the leases do not contain rent escalation or contingent rents and have lease periods ranging from 3 to 45 years. Future minimum lease payments for each of the next five years and thereafter, under all non-cancelable operating leases are as follows:

	(RMB’000)	(US$’000)

Six months ending December 31
2007	35,057	4,606
Year ending December 31
2008	46,435	6,100
2009	45,095	5,924
2010	1,366	180
2011	1,144	150
Thereafter	28,601	3,757

	157,698	20,717

Total rental expense was RMB1,125,594 and RMB3,884,057 (US$510,254) for the six months ended June 30, 2006 and 2007, respectively.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

  Purchase commitments

Purchase commitments represent service agreements entered into with village collectives and corn seed companies to grow corn seeds on behalf of the Company. The terms of the agreements have periods ranging from 5 to 12 years. Future minimum purchase payments for each of the next five years and thereafter, under all non-cancelable agreements are as follows:

	(RMB’000)	(US$’000)

Six months ending December 31
2007	20,854	2,740
Year ending December 31
2008	41,708	5,479
2009	41,708	5,479
2010	41,708	5,479
2011	40,926	5,377
Thereafter	259,834	34,135

	446,738	58,689

Total purchase cost was RMB12,905,875 and RMB19,389,608 (US$2,547,242) for the six months ended June 30, 2006 and 2007, respectively.

  Enterprise Income Tax

All PRC incorporated entities are subject to enterprise income tax regulations promulgated by the Ministry of Finance and the State Tax Bureau of the PRC. P3A has not recorded any current or deferred income taxes in reliance on an enterprise income tax exemption notice received from the Local Tax Bureau of Taiyuan in the province of Shanxi and a legal opinion received from Shanxi Cheng Kai Law Firm, confirming P3A’s enterprise income tax exemption status under existing PRC tax regulation. Based on the above, management believes that it is unlikely that the Ministry of Finance and the Sate Tax Bureau will challenge P3A’s enterprise income tax exemption status.

  Individual Income Tax Withholdings

Based on existing PRC tax regulations, P3A is required to withhold and remit income taxes from its employees. Failure to do so would subject the company to a penalty of 50% to 300% of the actual withholding tax amount. P3A did not remit employee income taxes for the six months ended June 30, 2006 and 2007. P3A estimated that the most likely outcome will result in a 150% penalty assessment; therefore an accrual of RMB1,770,808 and RMB1,824,015 was recorded for the six months ended June 30, 2006 and 2007, respectively. The taxation authorities may assess the maximum amount which would exceed the accrued amount by RMB1,770,808 and RMB1,824,015 for the six months ended June 30, 2006 and 2007, respectively. P3A obtained written agreements from its employees that they will reimburse the company for tax penalty assessed over 50% of the withholding tax amount. Accordingly, a receivable amounting to RMB1,180,539 and RMB1,216,010 was recorded for the six months ended June 30, 2006 and 2007, respectively (Note 5).

The Company has contacted the relevant tax authority to remediate the situation. Currently the Company is waiting for tax authority to provide further guidance so that the Company can settle the tax obligations.

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

  Guarantees

P3A guaranteed short term bank loans totaling RMB3,500,000 borrowed by Taiyuan Relord and Taiyuan Baojia, its related parties (Note 17) at December 31, 2006. P3A did not receive any fee for providing the guarantees. These bank loans were repaid and the guarantees were released subsequent to December 31, 2006.

P3A guaranteed a short term bank loan of Taiyuan Relord which amounted to RMB1,500,000 at June 30, 2007 (Note 17). P3A did not receive any fee for providing the guarantee. The bank loan is repayable on December 27, 2007 and the guarantee will be released at the time when the bank loan is repaid.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The maximum amount of undiscounted payments P3A would have had to make in the event of default by the original borrowers is RMB1,500,000 at June 30, 2007. The Company has determined the fair value of the guarantees in each of the periods to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2006 and June 30, 2007.

The Company does not have any recourse under the agreement to recover any payment required by the guarantee from the original borrower.

20.	Segment reporting

The Company is engaged in the development, production and sale of corn seeds, sheep breeding products and seedlings. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker evaluates segment performance based on revenue and cost of revenue by segment. The Company has determined that it has three operating and reportable segments which are corn seeds, sheep breeding products and seedlings.

The revenue, cost of revenue and gross profit by segment are as follows:

Six Months Ended June 30, 2006

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	142,126	97,518	29,594	269,238
Cost of revenue	(81,378)	(26,629)	(4,212)	(112,219)

Gross profit	60,748	70,889	25,382	157,019
Unallocated operating expenses				(13,610)
Unallocated non-operating expense				(1,299)

Income before income tax				142,110

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2007

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Revenue	133,853	110,599	34,955	279,407
Cost of revenue	(80,395)	(30,543)	(10,679)	(121,617)

Gross profit	53,458	80,056	24,276	157,790
Unallocated operating expenses				(12,524)
Unallocated non-operating expense				(1,915)

Income before income tax				143,351

		Sheep
		Breeding
	Corn Seeds	Products	Seedlings	Consolidated
	(US$’000)	(US$’000)	(US$’000)	(US$’000)

Revenue	17,584	14,530	4,592	36,706
Cost of revenue	(10,562)	(4,012)	(1,403)	(15,977)

Gross profit	7,022	10,518	3,189	20,729
Unallocated operating expenses				(1,646)
Unallocated non-operating expense				(251)

Income before income tax				18,832

The Company had no customers which accounted for 10% or more of the Company’s revenues for any of the periods presented.

All of the Company’s sales are made to customers located in the PRC and all of the Company’s long-lived assets are located in the PRC. The Company does not allocate such assets to individual segments.

21.	Subsequent Events

a)	Share Option Plan

On July 4, 2007, the Company’s shareholders approved the “2007 Share Incentive Plan” (the “Plan”). Under the Plan, the Company may issue up to 20,000,000 ordinary shares of par value US$0.0000001 per share to the directors, employees and non-employees of the Group (the “Participants”). The objective of the Plan is to provide the Participants with the opportunity to acquire proprietary interests in the Company and to encourage the Participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Plan will expire on July 4, 2017.

The exercise price and vesting conditions of the share options will be determined by the compensation committee of the board of directors. The Plan also requires certain adjustments to the aggregate number of share and the exercise price of the share options when certain events occur, including but not limited to share split and amalgamation.

By a resolution of the board of directors on July 4, 2007, 7,000,000 share options were authorized to be granted to certain employees and directors (the “July 4 Options”). The share options have an exercise price of US$4.80 per share and have a graded vesting term of five years based on service conditions. The key terms of July 4 Options were communicated to a director grantee and an employee grantee on July 4, 2007. No such

AGRIA CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

communication was made to the remaining grantees included in July 4 Option. By a resolution of the board of directors on July 19, 2007, the July 4 Options were amended. The number of share options that are authorized to be granted to certain employees and directors was changed to 7,500,000. As a result of the amendments, 5,900,000 of the share options granted have an exercise price of US$2.40 per share and 1,600,000 of the share options granted have an exercise price of US$4.80 per share. The share options have a graded vesting term of four years based on service conditions. The amended key terms of the options were communicated to grantees shortly after July 19, 2007.

For share options granted to employees and directors, the Company will account for these share options in accordance with SFAS 123(R) “Share-Based Payment” and will allocate the fair value of the share options to compensation expense over the vesting term on a straight-line basis over the requisite service period for the entire award with the amount of compensation expense recognized at any date not less than the portion of the grant-date value of the award that is vested at that date. The Company, assisted by an independent valuation firm, is currently in the process of determining the total share-based compensation expenses to be recognized related to our unvested share options.

agria

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our current product portfolio through commitment to research and development

17,150,000 American Depositary Shares

Agria Corporation

Representing 34,300,000 Ordinary Shares

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